As filed with the Securities and Exchange Commission on April 18, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ContraFect Corporation

(Exact name of registrant as specified in its charter)

Delaware	2834	39-2072586
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

28 Wells Avenue, Third Floor

Yonkers, New York 10701

(914) 207-2300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Julia P. Gregory, Chief Executive Officer

ContraFect Corporation

28 Wells Avenue, Third Floor

Yonkers, New York 10701

(914) 207-2300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Jonathan DeSantis, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Telephone: (212) 848-4000 Fax: (646) 848-5085	Barry I. Grossman, Esq. Lawrence A. Rosenbloom, Esq. Ellenoff, Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, New York 10105 Telephone: (212) 370-1300 Fax: (646) 370-7889

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1) (2)	Amount of Registration Fee (3)
Common Stock, par value $0.0001 per share	$23,000,000	$2,963
Warrants to purchase common stock	—	—
Shares of common stock underlying warrants	—	—
Underwriter’s Warrants	—	—
Shares of common stock underlying Underwriter’s Warrants	—	—
Total	$23,000,000	$2,963

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457(o) under the Securities Act.
(2)	Includes the offering price of shares of common stock and warrants that may be sold if the over-allotment option granted by the registrant to the underwriters is exercised.
(3)	Calculated pursuant to Rule 457(a) under the Securities Act based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus	Subject to Completion, Dated April , 2014

             Shares of Common Stock

and Warrants to Purchase

             Shares of Common Stock

ContraFect Corporation

This is the initial public offering of shares of our common stock, in combination with warrants to purchase additional shares of our common stock. We are offering             shares of our common stock and warrants to purchase up to              shares of our common stock. Prior to this offering, there has been no public market for our common stock or the warrants. The initial public offering price of our common stock is expected to be between $            and $            per share and the initial public offering price of the warrants is expected to be $             per underlying share of our common stock. We refer to the shares of our common stock, the warrants and the shares of our common stock underlying the warrants, collectively, as the “offered securities”. We intend to apply to list our common stock and the warrants on the NASDAQ Capital Market under the symbols “CFRX” and “CFRXW,” respectively.

One share of common stock is being sold together with a warrant, with each warrant being exercisable for one share of common stock at an exercise price of $             per share and expiring        years after the issuance date.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and have elected to comply with certain reduced public company reporting requirements in this and future filings.

Investing in the offered securities involves a high degree of risk. See “Risk Factors” on page 13 of this prospectus for a discussion of information that should be carefully considered in connection with an investment in the offered securities.

	Per Share[1]	Per Warrant[1]	Total
Initial public offering price	$	$	$
Underwriting discounts and commissions[2]	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	One share of common stock is being sold together with a warrant, with each warrant being exercisable for the purchase of one share of common stock.
(2)	The underwriters will receive compensation in addition to the underwriting discounts and commissions. See “Underwriting” for a description of compensation payable to the underwriters.

The underwriters may also purchase up to an additional            offered securities from us at the public offering price, less the underwriting discount, within 45 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the offered securities to purchasers in the offering on or about                    , 2014.

Maxim Group LLC

The date of this prospectus is                    , 2014

INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

TRADEMARKS AND TRADE NAMES

This prospectus includes our trademark and service mark, CONTRAFECT®, which is protected under applicable intellectual property laws and is the property of ContraFect Corporation. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies that are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. You should read this entire prospectus, including the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our offered securities. Except where the context otherwise requires or where otherwise indicated, the terms “ContraFect” “we,” “us,” “our,” “issuer,” the “Company” and “our business” refer to ContraFect Corporation.

Our Company

We are a biotechnology company focused on discovering and developing therapeutic protein and antibody products for life-threatening, drug-resistant infectious diseases, particularly those treated in hospital settings. Due to drug-resistant and newly emerging pathogens, hospital acquired infections are currently the fourth leading cause of death in the United States, following heart disease, cancer and stroke. We intend to address drug-resistant infections using our therapeutic product candidates from our lysin and monoclonal antibody platforms to target conserved regions of either bacteria or viruses (regions that are not prone to mutation). Lysins are enzymes that are produced in the life cycle stage of a bacteriophage, a virus that infects and kills bacteria. Lysins can digest (or “lyse”) bacterial cell walls and are fundamentally different than antibiotics because they kill bacteria immediately upon contact. We believe the properties of our lysins make them suitable for the treatment of antibiotic-resistant organisms that can cause serious infections such as Staphylococcus aureus (“Staph aureus”) bacteremia, pneumonia and osteomyelitis (infection of a bone), and the treatment of biofilm-related indications for infected prosthetic joints, indwelling devices and catheters (biofilms are protective coatings produced by pathogenic bacteria). In addition to our lysins, we are exploring therapies using monoclonal antibodies (“mAbs”) that block and disarm virulence factors of bacteria and viruses, rendering them vulnerable to the body’s natural immune response. Our product candidates have not yet entered clinical trials. Our most advanced product candidates are CF-301, a lysin for the treatment of Staph aureus bacteremia, and CF-404, a combination of mAbs for the treatment of life-threatening seasonal and pandemic varieties of influenza.

Our Market Opportunity

Drug-resistant and newly emerging pathogens have become a significant threat both inside and outside the hospital. While bacteria and viruses are typically treated with antibiotics and antiviral drugs, many of these microbes have developed resistance mechanisms that arise from mutation and cause current treatments to be ineffective. As a result, we believe that individual antibiotics will eventually become less active or inactive as drug-resistant bacteria continue to develop. For example, over 60% of Staph infections are caused by methicillin-resistant Staph aureus (“MRSA”) bacteria that are often resistant to the primary antibiotic initially used in their therapy. Viruses also have become resistant through mutation and the survival of strains that avoid immune attack. Our therapeutic product candidates are intended to treat these antibiotic-resistant infections and viruses through novel methods.

Our Platform

Lysins

We have an in-house lysin discovery platform for the identification of lysins, enabling the production of lysin banks tailored to any particular bacterial pathogen. The ability to rapidly identify lysins specific for any bacteria of interest provides a steady pipeline of novel lysins for consideration as potential antimicrobial therapeutic candidates.

In addition to our in-house lysin discovery program, we have acquired worldwide exclusive license rights to nine lysins from, and have an active relationship with, The Rockefeller University (“Rockefeller”). Furthermore,

we have enhanced our patent portfolio with additional patent filings covering the use of lysins and antibiotics in combination, and the use of lysins to disrupt and treat biofilms. Each lysin targets specific gram-positive bacteria, including drug-sensitive and drug-resistant forms of Staph aureus, pneumococcus, group B streptococcus, enterococcus and anthrax (see our discussion of gram-positive and gram-negative bacteria in “Business—Lysins—Background”). We also have a sponsored research agreement for the discovery of new lysins with Dr. Vincent Fischetti’s Laboratory of Bacterial Pathogenesis and Immunology at Rockefeller, where we have the first right to negotiate a license to all discoveries concerning lysins through October 2016.

Monoclonal Antibodies

In addition to lysins, we are exploring combination therapies with mAbs that block and disarm virulence factors of bacteria and viruses, rendering them vulnerable to the body’s natural immune response. We intend to develop these combination therapies by identifying mAbs that (1) target conserved regions of the virus or bacteria that are not prone to mutation, or that (2) target multiple proteins expressed from different genes within a bacteria or virus, to prevent therapeutic escape (a form of resistance) and then combining these mAbs to target multiple pathogen strains for superior outcomes.

Our antibodies are generated by genetic engineering using phage display libraries, isolated directly from human blood samples or other available technologies, enabling the screening of billions of human mAbs with different binding sites. When mAbs are generated by genetic engineering, we have the ability to develop antibodies with a common backbone structure, providing for a similar pharmacokinetic profile (half-life, absorption, distribution, metabolism and excretion); alternatively, we can isolate antibodies directly from human blood samples that naturally possess the same common backbone (isotype) structure as well. We believe these properties provide for the ability to create a therapeutic utilizing a combination of mAbs.

Our Competitive Strengths

We believe the following strengths will enable us to progress our product candidates through pre-clinical and clinical development:

•	Our lysins possess rapid bactericidal activity. Lysins have the ability to kill bacteria immediately upon contact. Traditional antibiotics, and most agents that kill cells (“cytotoxic” agents), require bacterial cell division and metabolism to exert their effect, which can take hours or days to be effective. CF-301 has demonstrated in vitro the ability to kill Staph aureus bacteria seconds after contact. Based upon these data, we believe our lysins, combined with standard-of-care antibiotics (or “SOC”), have the potential to reduce treatment times and therefore improve patient outcomes and shorten hospital stays.

•	Our mAb platform includes fully human mAbs. We have access to technology that isolates antibodies directly from human blood samples, enabling the screening of billions of human mAbs with different binding sites.

•	Minimal resistance to date in pre-clinical in vitro study. Our lysins target the conserved regions of bacteria and our mAbs target the conserved regions of viruses. Based on our research and experimentation in pre-clinical in vitro studies to date, bacteria have shown minimal resistance to our lysins. It is our intention to maintain this attribute for all of our product candidates.

•	Our product candidates are highly specific. A key feature of our lysins that distinguishes them from many standard-of-care antibiotics is their ability to target pathogenic antibiotic-resistant bacteria, as well as those that are antibiotic-sensitive, while sparing healthy bacteria. Our mAbs specifically target conserved regions of principal influenza strains, which in turn allows the mAb to be effective against many different variations of the principal strain.

•

Minimal competition. There are limited treatment options for life-threatening infectious diseases, such as bacteremia, pneumonia, osteomyelitis, influenza, meningitis and endocarditis. For example, there are only two FDA approved drugs for the treatment of MRSA bacteremia, vancomycin and daptomycin, and there are only four approved drugs for the treatment of influenza—Tamiflu, Relenza, Symmetrel and Flumadine—although only Tamiflu is widely used in practice. MRSA have shown resistance to both drugs used to treat MRSA bacteremia. Influenza has demonstrated a strong propensity for developing resistance to Tamiflu, and the clinical benefit of Tamiflu is greatest when antiviral treatment is administered early, especially within 48 hours of influenza illness onset.

•	Diverse research pipeline behind our lead products. Our lysin discovery platform provides a steady pipeline of novel lysins for research consideration and has recently generated gram-negative lysins of interest. Our mAb platform and strategy have yielded an innovative program for the treatment of influenza.

•	Deep patent portfolio. We have a deep patent portfolio consisting of 16 families of patents and patent applications in the United States and certain foreign jurisdictions, which include seven issued U.S. patents. This portfolio includes patent applications filed by us and patents and patent applications licensed from Rockefeller and Trellis Bioscience LLC (“Trellis”).

•	Substantial market opportunity. Our market opportunity has accelerated and expanded as antibiotic resistance has become a major threat to global public health. Hospital-based infections are currently the fourth leading cause of death in the United States, following heart disease, cancer and stroke. Recently, these pathogens have become a significant threat outside the hospital as well.

•	Experienced leadership team. Our management team and board of directors, together with our founders, have formed nine companies that have gone on to produce multibillion dollar drugs such as Revlimid, Thalomid, Cialis and Tobi.

Our Products

Our most advanced product candidates are CF-301, a lysin for the treatment of Staph aureus bacteremia, and CF-404, a combination of mAbs for the treatment of life-threatening seasonal and pandemic varieties of influenza.

CF-301 for Staph aureus bacteremia. We intend to pursue the development of CF-301 for the treatment of Staph aureus bacteremia, a blood borne infection, which caused approximately 119,000 hospital admittances in 2011 and causes approximately 30,000 deaths per year in the United States. We filed our Investigational New Drug (“IND”) application for CF-301 with the U.S. Food and Drug Administration (“FDA”) on March 7, 2013, and this application is currently on clinical hold. The FDA can place a clinical trial on hold for a variety of reasons. Our IND application was placed on clinical hold because the FDA believes that the results of the pre-clinical studies we submitted do not provide sufficient information to assess the risks to subjects in our proposed clinical trial. We have conducted additional pre-clinical studies aimed at addressing the FDA’s concerns and at collecting the additional information and data needed to release the clinical hold and begin clinical trials. We expect to begin Phase 1 clinical trials in 2015 provided the FDA is satisfied with such information and data and the clinical hold is lifted. CF-301 has already provided important insights into and confirmation of the biology and activity of our lysins. Our pre-clinical studies to date have shown that CF-301 has the following attributes:

•	Rapid bactericidal activity. CF-301 kills Staph aureus bacteria in vitro seconds after contact. Currently, mortality from Staph bacteremia remains close to 30% with treatment on standard-of-care drugs. The average length of hospitalization due to Staph aureus bacteremia is 21 days and the average total cost of hospitalization is $114,000. We believe our lysins, combined with SOC, have the potential to improve patient outcomes, shorten treatment times and reduce the length of hospital stays.

•	Highly specific to all forms of Staph aureus bacteria. CF-301 exhibits activity specific to all forms of Staph aureus, including MRSA and vancomysin-resistant staph aureus (“VRSA”). Significantly, our lysins digest only the specific type of target bacteria, which we believe will avoid damaging side effects that often occur when conventional antibiotic treatments kill the body’s healthy, desirable bacteria.

•	Minimal resistance. To date, bacteria show minimal resistance to CF-301’s killing activity in vitro.

•	Minimal competition. There are only two FDA approved drugs for the treatment of MRSA bacteremia, vancomycin and daptomycin. MRSA bacteremia has shown resistance to both drugs.

•	Synergy with standard-of-care antibiotics. We have discovered a strong synergistic effect between CF-301 and several standard-of-care antibiotics, including daptomycin, vancomycin and oxacillin. Synergy is defined as the interaction of two or more agents so that their combined effect is greater than the sum of their individual effects. We intend to seek approval for CF-301 in combination with these standard-of-care antibiotics for Staph aureus bacteremia. We believe that the use of CF-301 in combination with, rather than as a replacement for, standard-of-care antibiotics may help speed adoption of our product by physicians.

•	Eradicates biofilms. CF-301 eradicates biofilms that protect bacterial infections in the body, and on indwelling devices such as prosthetics, from antibiotics. Biofilms render infections up to 1,000-fold more resistant to penetration by antibiotics. Infected human tissues, such as a heart valve in endocarditis or bone in osteomyelitis, or indwelling medical devices, such as central venous catheters, prosthetic joints and pacemakers, are common sites for biofilm formation, providing a hurdle for effective treatment with antibiotics alone.

•	Patent protection. If issued as we expect, the CF-301 patent would have protection through 2032.

CF-404 for influenza. We are developing a combination of three human mAbs against influenza as a treatment for life-threatening seasonal and pandemic influenza infections, another serious disease that kills as many as 49,000 people annually in the U.S. alone. We expect to complete the required manufacturing and pre-clinical studies to file an IND for CF-404 in late 2015 and enter Phase 1 clinical trials in 2016. Our pre-clinical studies to date have shown that CF-404 has the following attributes:

•	Highly specific. Through specific targeting of a conserved region on the virus, our mAbs cross-react with all strains of influenza, including the three principal strains (H1, H3 and B).

•	Minimal resistance. Our mAbs react with the principal protein, hemagglutinin, on the surface of influenza at a region referred to as the hemagglutinin stalk, which is genetically stable and does not vary from one season to another.

•	Broad influenza coverage in one combination drug. Targeting the hemagglutinin stalk bypasses the effects of seasonal change, which allows (1) our mAbs to neutralize many different influenza strains; (2) for the production of a single therapeutic combination of only three mAbs covering all influenza, including Types A H1 and H3, and Type B; and (3) for an immediate effect that cannot be obtained by vaccination, which typically requires weeks.

•	Minimal competition. There are only four approved drugs for the treatment of influenza—Tamiflu, Relenza, Symmetrel and Flumadine—although only Tamiflu is widely used in practice. Influenza has demonstrated a strong propensity for developing resistance to Tamiflu, and the clinical benefit of Tamiflu is greatest when antiviral treatment is administered early, especially within 48 hours of influenza illness onset. Based on pre-clinical data, we believe treatment with our mAbs may be effective even when given 96 hours after infection. Additionally, our mAbs have an immediate treatment effect that cannot be obtained by vaccination, which only acts prophylactically.

Our Strategy

Our strategy is to use our therapeutic products to achieve a leading market position in the treatment of life-threatening infectious diseases, including drug-resistant pathogens. We plan to pursue commercialization of therapeutic products through discovery, acquisition and development of protein and antibody products as follows:

•	Advance our most advanced (or “leading”) product candidates, CF-301 and CF-404, into clinical trials and demonstrate superiority over standard-of-care drugs;

•	Advance additional product candidates from our lysin portfolio;

•	Acquire additional foundation technologies that enable the efficient discovery of mAbs; and

•	Acquire or discover mAbs that treat infectious diseases by blocking and disarming the virulence factors of bacteria and viruses.

Our Management

Our management team has extensive experience in leading biotechnology companies and the development of innovative therapeutics. Our Chief Executive Officer, Julia P. Gregory, has extensive experience in management, operations, finance and corporate development as President and Chief Executive Officer at Five Prime Therapeutics, Inc. and Executive Vice President and Chief Financial Officer at Lexicon Pharmaceuticals, Inc. Our Senior Vice President and Chief Medical Officer, David Huang, M.D., Ph.D., led development efforts for Zyvox at Pfizer Inc. and Aptivus and Viramune for HIV infections at Boehringer Ingelheim GmbH. Our Senior Vice President and Chief Scientific Officer, Michael Wittekind, Ph.D., led research efforts for Brodalumab, an antibody currently being tested in Phase 3 clinical trials for psoriasis, and research programs for several other antibodies in clinical development at Amgen Inc. Our founder and former Chief Executive Officer, Robert C. Nowinski, Ph.D., founded seven biotechnology companies, including ICOS Corporation (acquired in 2006 for $2.2 billion by Eli Lilly and Company). Our Chairman Sol Barer, Ph.D. has significant scientific and executive leadership experience in the pharmaceutical industry at Celgene Corporation and our director Roger Pomerantz, M.D. has similar leadership experience at Merck and Johnson & Johnson.

Risks Associated with Our Business

Our business is subject to numerous significant risks, as more fully described in “Risk Factors” immediately following this prospectus summary. You should read and carefully consider the risks below, together with the risks set forth in “Risk Factors” and all of the other information in this prospectus, including the financial statements and the related notes, before deciding whether to invest in the offered securities. If any of the risks discussed in this prospectus actually occur, our business, financial condition or operating results could be materially and adversely affected. In particular, our risks include, but are not limited to, the following:

•	Our IND application for CF-301 has been placed on clinical hold by the FDA and there are no assurances that we will be permitted to initiate clinical trials on our intended timeline or at all.

•	We are heavily dependent on the success of our leading product candidates, CF-301 and CF-404. The approval process of the FDA and comparable foreign regulatory authorities is lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for CF-301, CF-404, or any other product candidate, our business may be substantially harmed.

•	We have incurred significant losses since our inception and do not expect to generate revenue for at least the next several years.

•	Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern.

•	We currently have no source of product revenue and have not yet generated any revenues from product sales.

•	We have a need for substantial additional funding. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

•	If clinical trials of CF-301, CF-404 or any other product candidate that we develop, fail to demonstrate safety and efficacy to the satisfaction of the FDA or similar regulatory authorities outside the United States or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of CF-301, CF-404 or any other product candidate.

•	Our business depends on our ability to attract and retain key employees.

•	If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to commercialize our technology and products may be adversely affected.

Corporate Information

We were incorporated as a Delaware corporation on March 5, 2008. Our corporate headquarters is located at 28 Wells Avenue, Third Floor, Yonkers, New York 10701. Our telephone number is (914) 207-2300. Our website address is http://www.contrafect.com. The information on our website is not, and you should not consider such information to be, part of this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

We will remain an emerging growth company until the earliest to occur of: (i) our reporting $1 billion or more in annual gross revenues; (ii) the end of fiscal year 2018; (iii) our issuance, in a three-year period, of more than $1 billion in non-convertible debt; and (iv) the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million on the last business day of our second fiscal quarter.

THE OFFERING

Offered securities	shares of our common stock together with warrants to purchase shares of our common stock at an exercise price of $ per share.

Common stock to be outstanding before this offering	shares of our common stock

Common stock to be outstanding after this offering	shares of our common stock (or shares if the underwriters exercise their overallotment option in full)

Terms of the warrants	The exercise price of the warrants is $ , or % of the initial public offering price per share of the underlying shares of our common stock. We may, in our sole discretion, by notice to registered holders, lower the exercise price of the warrants at any time prior to their expiration date for a specified period of not less than 20 business days. If, and only if, at the time of exercise of the warrants there is no effective registration statement covering the issuance of the shares of common stock underlying the warrants, then the holders of the warrants may elect to exercise the warrants, in whole or in part, by means of a “cashless exercise” provision as described therein.

Each warrant is exercisable for one share of common stock, subject to adjustment as described therein. A holder may not exercise any portion of a warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than % of the outstanding common stock after exercise, as such percentage ownership is determined in accordance with the terms of the warrants, except that upon at least 61 days notice from the holder to us, the holder may waive such limitation.

Each warrant will be exercisable on and will expire on , or earlier upon redemption. We may, in our sole discretion, extend the duration of the warrants by delaying the expiration date upon not less than 20 days’ notice to registered holders of the warrants.

The shares of common stock and warrants are immediately separable and will be issued separately, but will be purchased together in this offering. See “Description of Securities—Warrants.”

Redemption of the warrants

From and after              following their issuance, we may call the outstanding warrants, in whole and not in part, for redemption (i) at a price of $             per warrant, so long as a registration statement relating to the common stock issuable upon exercise of the warrants is effective and current; (ii) upon not less than 30 days prior written notice of redemption; and (iii) if, and only if, the last reported sale price of a share of our common stock equals or exceeds $             per share (subject to adjustment for splits, dividends, recapitalizations and other similar events) for any 20 trading days within a 30 consecutive trading day period ending three business days before we send the notice of redemption to warrantholders.

If the foregoing conditions are satisfied and we call the warrants for redemption, each warrantholder will then be entitled to exercise his, her or its warrant prior to the date scheduled for redemption. However, there can be no assurance that the price of the common stock will exceed the warrant exercise price after the redemption call is made.

Overallotment option	We have granted the underwriters a 45-day option to purchase up to an additional offered securities at the initial public offering price to cover over-allotments, if any.

Use of proceeds	We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to fund approximately $ million for the costs of pre-clinical and early stage clinical development of CF-301 and CF-404, approximately $ million for the costs of research and development to build our product platform and advance other research programs from our lysin portfolio, and the remainder for working capital and other general corporate purposes, including the additional costs associated with being a public company. See “Use of Proceeds”.

Proposed NASDAQ Capital Market symbols	CFRX and CFRXW

Risk Factors	See “Risk Factors” beginning on page 13 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in the offered securities.

The number of shares of our common stock to be outstanding after this offering is based on 7,084,240 shares of our common stock outstanding as of December 31, 2013, and includes 32,187,174 shares of our common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock upon the closing of this offering.

The number of shares of our common stock to be outstanding after this offering excludes:

•	15,552,003 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2013 at a weighted average exercise price of $0.76 per share;

•	5,028,398 shares of our common stock issuable upon the exercise of warrants outstanding as of December 31, 2013 at a weighted average exercise price of $0.92 per share (excluding shares of our common stock issuable upon the exercise of warrants issued in conjunction with the sale of the Convertible Notes due 2015 (as defined under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Convertible Notes due 2015”));

•	223,136 shares of our common stock available for future issuance under our equity compensation plans as of December 31, 2013;

•	an additional shares of our common stock that will be made available for future issuance under our 2014 equity compensation plan upon the closing of this offering;

•	the automatic conversion of all outstanding Convertible Notes due 2015, together with any accrued and unpaid interest thereon, into an aggregate of shares of our common stock upon the closing of this offering;

•	the shares of our common stock issuable upon the exercise of warrants issued in conjunction with the sale of the Convertible Notes due 2015 and outstanding as of December 31, 2013 at a weighted average exercise price of per share;

•	the shares of our common stock issuable upon exercise of the warrants sold in this offering; and

•	assuming the over-allotment option is fully exercised, shares of our common stock issuable upon exercise of the warrants to be received by the underwriters in connection with this offering.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of the outstanding options or warrants described above;

•	no exercise by the underwriters of their option to purchase up to offered securities to cover over-allotments, if any;

•	the automatic conversion of all outstanding shares of our Series A preferred stock, Series B preferred stock, Series C preferred stock and Series C-1 preferred stock into an aggregate of 32,187,174 shares of our common stock upon the closing of this offering;

•	the amendment and restatement of our certificate of incorporation and by-laws upon the closing of this offering; and

•	a one-for- reverse stock split of our common stock to be effected on , 2014.

SUMMARY FINANCIAL DATA

The summary historical data presented below should be read in conjunction with the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes and other financial data included in this prospectus. We have derived the statements of operations data for the years ended December 31, 2012 and 2013 from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

Statement of Operations Data:

	Year Ended December 31,		Period From March 17, 2008 (Inception) to December 31, 2013
	2012	2013
			(unaudited)
Operating expenses:
Research and development	$13,211,111	$9,133,175	$30,120,064
General and administrative	5,943,062	10,163,259	23,028,491

Total operating expenses	19,154,173	19,296,434	53,148,555

Loss from operations	(19,154,173)	(19,296,434)	(53,148,555)
Other income (expense):
Interest expense, net	(129,281)	(1,712,178)	(2,080,266)
Change in fair value of warrant and embedded derivative liabilities	—	(2,612,090)	(2,612,090)

Total other income (expense)	(129,281)	(4,324,268)	(4,692,356)

Net loss	$(19,283,454)	$(23,620,702)	$(57,840,911)

Net loss per share, basic and diluted	$(2.74)	$(3.34)

Shares used to compute basic and diluted net loss per share	7,045,177	7,082,528

Balance Sheet Data:

	As of December 31, 2013
	Actual	Pro Forma (1)	Pro Forma As Adjusted (2)
Cash and cash equivalents	$4,145,270	$	$
Working capital	(2,773,166)
Total assets	9,683,835
Total debt (3)	9,816,365
Convertible preferred stock	39,892,327
Accumulated deficit	(57,840,911)
Total stockholders’ (deficit) equity	(52,910,500)

(1)	Amounts calculated on a pro forma basis to give effect to:

•	the automatic conversion of all outstanding shares of our Series A preferred stock, Series B preferred stock, Series C preferred stock and Series C-1 preferred stock into an aggregate of 32,187,174 shares of our common stock upon the closing of this offering, including the issuance of 151,515 shares of Series C-1 preferred stock on March 12, 2014; and

•	the automatic conversion of all outstanding Convertible Notes due 2015, together with any accrued and unpaid interest thereon, into an aggregate of shares of our common stock upon the closing of this offering.

(2)	Amounts calculated on a pro forma as adjusted basis to give further effect to our issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Total debt represents the carrying amount of our Convertible Notes due 2015.

RISK FACTORS

Investing in the offered securities involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in the offered securities. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of the offered securities could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception and do not expect to generate revenue for at least the next several years. We expect to incur losses for at least the next several years and may never achieve or maintain profitability.

We are a pre-clinical-stage biopharmaceutical company with no approved products, and we have not generated any revenue from product sales to date. Although we commenced active research operations in 2010, we have yet to commence clinical trials of our product candidates in humans, and our lead product candidate, CF-301, is on clinical hold by the FDA, meaning we can not presently progress the opportunity. To date, we have focused exclusively on developing our product candidates and have funded our operations primarily through proceeds from private placements. We have not yet demonstrated an ability to overcome many of the risks and uncertainties frequently encountered by companies in the pharmaceutical industry, and you should analyze our company in light of such risks and uncertainties.

Since inception, we have incurred significant operating losses. Our net loss was $23.6 million for the year ended December 31, 2013. As of December 31, 2013, we had a deficit accumulated during the development stage of $57.8 million. We have financed our operations primarily through private placements of our outstanding securities. We have devoted substantially all of our efforts to research and development. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. The net losses we incur may fluctuate significantly from quarter to quarter.

We anticipate that our expenses will increase substantially in connection with commencing clinical trials for any of our product candidates. Our expenses will increase if and as we:

•	seek to discover or develop additional product candidates;

•	seek marketing approvals for any of our product candidates that successfully complete clinical trials;

•	in-license or acquire other products and technologies;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical, quality control and scientific personnel; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern.

As shown in the financial statements included in this prospectus, we have had recurring losses from operations and, as a result, our independent registered public accounting firm has expressed substantial doubt concerning our ability to continue as a going concern and has included an explanatory paragraph in its report on our financial statement as of and for the year ended December 31, 2013 with respect to this uncertainty. This going concern opinion could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Future reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. We have incurred significant losses since our inception and have never generated revenue or profit, and it is possible we will never generate revenue or profit. Meaningful revenues will likely not be available until and unless any future product candidates are approved by the FDA or comparable regulatory agencies in other countries and successfully marketed, either by us or a partner, an outcome which may not occur. There is no assurance that other financing will be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations. If we are unable to continue as a going concern, you could lose all or part of your investment in our Company.

We currently have no source of product revenue and have not yet generated any revenues from product sales.

To date, we have not completed the development of any products and have not generated any revenues from product sales. Our ability to generate revenue from product sales and achieve profitability will depend upon our ability to successfully commercialize products, including any of our current product candidates, or other product candidates that we may in-license or acquire in the future. Even if we are able to successfully achieve regulatory approval for these product candidates, we may never generate revenues that are significant enough to achieve profitability. Our ability to generate revenue from product sales from our current or future product candidates also depend on a number of additional factors, including our ability to:

•	successfully complete development activities, including the necessary clinical trials;

•	complete and submit biologics license applications (“BLAs”) to the FDA, and obtain regulatory approval for indications for which there is a commercial market;

•	complete and submit applications to, and obtain approval from, foreign regulatory authorities;

•	set a commercially viable price for our products;

•	develop a commercial organization capable of sales, marketing and distribution for any products we intend to sell ourselves in the markets which we choose to commercialize on our own;

•	find suitable distribution partners to help us market, sell and distribute our products in other markets; and

•	obtain coverage and adequate reimbursement from third parties, including government and private payors.

In addition, because of the numerous risks and uncertainties associated with product development, including that any of our product candidates may not advance through development or achieve the desired endpoints of applicable clinical trials, we are unable to predict the timing or amount of increased expenses, or when or if we will be able to achieve or maintain profitability. Even if we are able to complete development and regulatory process for any product candidates, we anticipate incurring significant costs associated with commercializing these products.

Even if we are able to generate revenues from the sale of our products, we may not become profitable. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital to expand our business or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We have a need for substantial additional funding. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect our expenses to increase in connection with our ongoing activities, particularly as we commence the clinical development of CF-301 and CF-404, make acquisitions of new products and technologies and, possibly, acquire and develop other product candidates. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

Our future capital requirements will depend on many factors, including:

•	the complexity, timing and results of our clinical trials of our product candidates;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the costs of developing our product candidates for additional indications;

•	our ability to establish scientific or business collaborations on favorable terms, if at all;

•	the costs of preparing, filing and prosecuting patent or other intellectual property applications, maintaining and protecting our intellectual property rights and defending against intellectual property-related claims;

•	the extent to which we in-license or acquire other products and technologies; and

•	the scope, progress, results and costs of product development for our product candidates.

Conducting clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results to obtain marketing approval and achieve product sales. In addition, if approved, CF-301, CF-404 or any other product candidate that we develop may not achieve commercial success. Accordingly, we may need to continue to rely on additional financing to achieve our business objectives. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. Adequate additional financing may not be available to us on acceptable terms, or at all.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our short operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We were incorporated in 2008 and commenced active research operations in 2010. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital and acquiring and developing CF-301, CF-404 and other potential products. We have not yet demonstrated our ability to successfully complete Phase 1, Phase 2 or Phase 3 clinical trials, obtain marketing approval, manufacture a commercial scale product, or arrange for a third-party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with a product development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

The timing of the milestone and royalty payments we are required to make under our licenses and sponsored research agreements, including to Rockefeller and Trellis, is uncertain and could adversely affect our cash flows and results of operations.

As described under “Business—Intellectual Property,” we are party to certain licenses and sponsored research agreements, including with Rockefeller and Trellis, pursuant to which we have acquired licenses to certain patents and patent applications and other intellectual property related to a series of compounds, including CF-301 and CF-404, to develop and commercialize licensed therapeutics. Under our license and sponsored research agreements with Rockefeller and Trellis, we have obligations to make payments upon achievement of specified development and regulatory milestones of up to $10.1 million. We will also make additional payments upon the achievement of future sales milestones and for royalties on future net sales.

The timing of milestone payments under our licenses and sponsored research agreements is subject to factors relating to the clinical and regulatory development and commercialization of products, many of which are beyond our control. We may become obligated to make a milestone payment when we do not have the cash on hand to make such payment, which could require us to delay our clinical trials, curtail our operations, scale back our commercialization and marketing efforts or seek funds to meet these obligations on terms unfavorable to us.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Section 382 and related provisions of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. As a result of our past transactions, we may have experienced, and, upon completion of this offering, may experience, an “ownership change.” At this time, we have not completed a study to assess whether an ownership change under Section 382 of the Code has occurred, or whether there have been multiple ownership changes since our formation, due to the costs and complexities associated with such a study. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. Thus, our ability to utilize carryforwards of our net operating losses and other tax attributes to reduce future tax liabilities may be substantially restricted. Further, U.S. tax laws limit the time during which these carryforwards may be applied against future taxes. Therefore, we may not be able to take full advantage of these carryforwards for federal or state tax purposes. As of December 31, 2013, we had federal and state net operating loss carryforwards of approximately $50.7 million and $47.7 million, respectively, and federal research and development credits of approximately $0.9 million, the use of which could be limited or eliminated by virtue of one or more “ownership changes.”

Risks Related to the Discovery, Development and Commercialization of Our Product Candidates

Our IND application for CF-301 has been placed on clinical hold by the FDA and there are no assurances that we will be permitted to initiate clinical trials on our intended timeline or at all.

Our IND for our lead product candidate CF-301 has been placed on clinical hold by the FDA. Our IND was placed on clinical hold because the FDA believes that the results of our submitted pre-clinical studies did not provide sufficient information to assess the risks to subjects in our proposed clinical trial, including the risk of serious hypersensitivity reactions. In connection with this risk, the FDA requested additional studies to characterize the potential for hypersensitivity after exposure to CF-301. We have since conducted additional studies in rodents which confirmed that hypersensitivity occurs on a second course of CF-301 therapy. If we are unable to satisfy the FDA’s requests, we may not be able to obtain regulatory approval for commencing clinical trials of CF-301. If this were to occur, our financial results and the commercial prospects for CF-301 would be substantially harmed and our ability to generate revenues could be delayed or ended.

We are heavily dependent on the success of our leading product candidates, CF-301 and CF-404. The approval process of the FDA and comparable foreign regulatory authorities is lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for CF-301, CF-404 or any other product candidate our business will be substantially harmed.

We have no products that have been approved for testing in clinical trials or for sale. Our near-term business prospects are substantially dependent on our ability to develop and commercialize CF-301 and CF-404. We cannot market or sell CF-301, CF-404 or any other product candidate in the United States without FDA approval, but this approval, if ever issued, is at least several years away. To commercialize CF-301, CF-404 or any other product candidate outside of the United States, we will need applicable foreign regulatory approvals. The clinical development of CF-301, CF-404 or any other product candidate is susceptible to the inherent risks of any drug development program, including a failure to achieve efficacy across a broad population of patients, the potential occurrence of severe adverse events and the risks that the FDA or any applicable foreign regulatory authority will determine that a drug product is not approvable.

The process required to obtain approval for commercialization from the FDA and similar foreign authorities is unpredictable, and typically takes many years even after the commencement of clinical trials, depending on numerous factors. In addition, approval policies, regulations, or the type and amount of clinical data necessary to obtain regulatory approval may change during the course of a product’s clinical development. We may fail to obtain regulatory approval for CF-301, CF-404 or any other product candidate for many reasons, including the following:

•	we may not be able to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that CF-301, CF-404 or any other product candidate is safe and effective for any indication;

•	the results of clinical trials may not meet the level of clinical or statistical significance required for approval by the FDA or comparable foreign regulatory authorities;

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may not be able to demonstrate that CF-301, CF-404 or any other product candidate’s clinical and other benefits outweigh its safety risks;

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from pre-clinical studies or clinical trials;

•	the FDA or comparable foreign regulatory authorities may identify deficiencies in data generated at our clinical trial sites;

•	the FDA or comparable foreign regulatory authorities may identify deficiencies in the clinical practices of the third-party contract research organizations (“CROs”), we use for clinical trials; and

•	the FDA or comparable foreign regulatory authorities may identify deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we or our collaborators enter into agreements for clinical and commercial supplies.

This lengthy approval process as well as the unpredictability of future clinical trial results may prevent us from obtaining regulatory approval to market CF-301, CF-404 or any other product candidate, which would significantly harm our business.

If clinical trials of CF-301, CF-404 or any other product candidate that we develop, fail to demonstrate safety and efficacy to the satisfaction of the FDA or similar regulatory authorities outside the United States or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of CF-301, CF-404 or any other product candidate.

Before obtaining marketing approval from regulatory authorities for the sale of CF-301, CF-404 or any other product candidate, we must complete pre-clinical development and conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. We have not commenced such studies in humans to date. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of pre-clinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

•	clinical trials of our product candidates may produce negative or inconclusive results, or significant adverse side effects, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•	the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	regulators or institutional review boards (“IRBs”) may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may have delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•	we may voluntarily suspend or terminate clinical trials of our product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;

•	regulators or IRBs may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	the cost of clinical trials of our product candidates may be greater than we anticipate;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate; and

•	our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or IRBs to suspend or terminate the trials.

If we are required to conduct additional clinical trials or other testing of CF-301, CF-404 or any other product candidate that we develop beyond those that we contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval or sales revenues for our product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

Our product development costs will also increase if we experience delays in testing or marketing approvals. We do not know whether any clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

We may be required to suspend or discontinue clinical trials due to adverse side effects or other safety risks that could preclude approval of CF-301, CF-404 or any other product candidates.

Our clinical trials may be suspended at any time for a number of reasons. For example, it is possible that exposure to CF-301 could result in adverse clinical events such as the formation of vascular lesions, or having a hypersensitivity reaction, such as serum sickness or anaphylaxis. A clinical trial may be prevented from commencing or may be suspended or terminated by us, our collaborators, IRBs, the FDA or other regulatory authorities due to the risks of or occurrence of such adverse events, an unacceptable safety risk to participants, a failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, presentation of unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using the investigational drug, changes in governmental regulations or administrative actions, lack of adequate funding to continue the clinical trial, or negative or equivocal findings of the data safety monitoring board or IRBs for a clinical trial. We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants. If we elect or are forced to suspend or terminate any clinical trial of any product candidates that we develop, the commercial prospects of such product candidates will be harmed and our ability to generate product revenues, if at all, from any of these product candidates will be delayed or eliminated. Any of these occurrences may significantly harm our business.

Delays in clinical trials are common and have many causes, and any such delays could result in increased costs to us and jeopardize, delay or prevent our ability to obtain regulatory approval and commence product sales as currently contemplated.

We may experience delays in clinical trials of our product candidates. Our planned clinical trials might not begin on time, might need to be redesigned, might not enroll a sufficient number of patients or might not be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including the following:

•	imposition of a clinical hold by the FDA or other regulatory authorities;

•	delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites;

•	delays in recruiting suitable patients to participate in a trial;

•	delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	clinical sites dropping out of a trial to the detriment of enrollment;

•	adverse side effects in patient populations;

•	time required to add new sites;

•	delays in obtaining sufficient supplies of clinical trial materials; or

•	delays resulting from negative or equivocal findings of the data safety monitoring board for a trial.

For example, our IND application for CF-301 has been placed on clinical hold by the FDA because the FDA believes that the results of the pre-clinical studies we submitted do not provide sufficient information to assess the risks to subjects in our proposed clinical trial. We are currently in discussions with the FDA regarding additional information and data needed to enter Phase 1 clinical trials.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. Any of these delays in completing our clinical trials could increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenues.

We are significantly dependent on our license agreements with Rockefeller that relate to CF-301.

Under our various license agreements with Rockefeller, we are obligated to use our diligent efforts to develop and commercialize licensed products, including CF-301. Rockefeller may terminate the agreement in the event of our breach of the terms of the license agreements. In the event of such termination, Rockefeller has the right to retain its license and other rights under the agreement, subject to continuing royalties and other obligations. Our breach of the agreement, including non-payment of any milestone payment, and Rockefeller subsequent termination of the agreement, could result in the loss of our rights to develop and commercialize CF-301, which would seriously harm our ability to generate revenues or achieve profitability.

We rely on CROs to conduct our pre-clinical studies and will rely on CROs to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be delayed in obtaining, or may ultimately not be able to obtain, regulatory approval for or commercialize CF-301, CF-404 or any other product candidates.

We have relied and will continue to rely on CROs for the execution of our pre-clinical studies and to recruit patients and monitor and manage data for our clinical programs for CF-301, CF-404 or any other product candidate. We control only certain aspects of our CROs’ activities, but we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards. Our reliance on the CROs does not relieve us of these regulatory responsibilities. We and our CROs are required to comply with the FDA’s regulations and current good clinical practices (“GCPs”), which is an international guideline meant to protect the rights and health of clinical trial subjects. The FDA enforces its regulations and GCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable, and the FDA may require us to perform additional clinical trials before approving our product candidates. We cannot assure you that, upon inspection, the FDA will determine that any of our clinical trials comply with GCPs. In addition, to evaluate the safety and effectiveness of CF-301, CF-404 or any other product candidate to a statistically significant degree, our clinical trials will require an adequately large number of test subjects. Any clinical trial that a CRO conducts abroad on our behalf is subject to similar regulation. Accordingly, if our CROs fail to comply with these regulations or recruit a sufficient number of patients, we may have to repeat clinical trials, which would delay the regulatory approval process.

In addition, our CROs are not our employees and we cannot control whether or not they devote sufficient time and resources to our non-clinical, pre-clinical or clinical programs. Our CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical studies or other drug development activities, which could impede their ability to devote appropriate time to our clinical programs. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize CF-301, CF-404 or any other product candidate that we seek to develop. As a result, our financial results and the commercial prospects for CF-301, CF-404 or any other product candidate that we seek to develop would be harmed, our costs could increase and our ability to generate revenues could be delayed or ended.

We have no experience as a company in bringing a drug to regulatory approval.

As a company, we have never obtained regulatory approval for, or commercialized, a drug or biologic. It is possible that the FDA may refuse to accept any or all of our planned BLAs for substantive review or may conclude after review of our data that our application is insufficient to obtain regulatory approval of CF-301, CF-404 or any other product candidate . If the FDA does not accept or approve any or all of our planned BLAs, it may require that we conduct additional pre-clinical, clinical or manufacturing validation studies, which may be costly, and submit that data before it will reconsider our applications. Depending on the extent of these or any other FDA required studies, approval of any BLA or application that we submit may be significantly delayed, possibly for several years, or may require us to expend more resources than we have available. Any delay in obtaining, or an inability to obtain, regulatory approvals would prevent us from meeting our timelines for commercializing CF-301, CF-404 or any other product candidate, generating revenues and achieving and sustaining profitability.

Even if the FDA approves CF-301, CF-404 or any other product candidate, adverse effects discovered after approval could adversely affect our markets.

If we obtain regulatory approval for CF-301, CF-404 or any other product candidate that we develop, and we or others later discover that our products cause adverse effects, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the product;

•	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications or imposition of a risk management strategy;

•	we may be required to change the way the product is administered, conduct additional clinical studies or restrict the distribution of the product;

•	we could be sued and held liable for harm caused to patients and our liability insurance may not adequately cover those claims; and

•	our reputation may suffer.

Any of these events could prevent us from maintaining market acceptance of the affected product candidate and could substantially increase the costs of, or prevent altogether, the commercialization of our product candidates.

There are underlying risks associated with the manufacture of our product candidates, which could include cost overruns, new impurities, difficulties in scaling up or reproducing manufacturing processes and lack of timely availability of raw materials.

Although clinical materials for our contemplated Phase 1 human clinical trials of CF-301 have been produced, we have not yet manufactured all supplies for our contemplated Phase 2 or 3 human clinical trials, scaled up the process for manufacture, validated the process, or contractually secured third parties for manufacture and commercial supply.

We do not currently have nor do we plan to build the infrastructure or capability internally to manufacture CF-301. We employ the services of Fujifilm Diosynth Biotechnologies UK LTD (“Fujifilm UK”) to supply the active pharmaceutical ingredient for CF-301. We do not yet have contracts to produce a commercial supply of the active pharmaceutical ingredient of CF-301; however, we intend to pursue agreements with Fujifilm UK to do so.

We employ the services of CanGene bioPharma (“CanGene”) to produce CF-301 in its final vialed drug product form. We do not have contracts for the commercial supply of CF-301 drug product. We intend to pursue agreements with third-party manufacturers regarding commercial supply at an appropriate future time. We intend to locate second fill finish third-party manufacturers to supply other world regions such as the European Union or Asia.

Late stage process development activities, including manufacturing process scale up and validation of the bulk drug substance, pose inherent risks that may be greater for biological products than for small molecules. The process will undergo a 35-fold scale up from the current clinical process and then be repeated under protocol successfully three times for validation.

In addition, regulatory requirements could pose barriers to the manufacture of our active pharmaceutical ingredient and finished drug product for our product candidates. Our third-party manufacturers are required to comply with current good manufacturing practices (“cGMPs”). As a result, the manufacturing facilities and processes used by Fujifilm UK and any of our future manufacturers must pass inspection by the FDA as part of our BLA review and before approval of the applicable product candidate. Similar regulations apply to manufacturers of our products for use or sale in foreign countries. If our manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA and any applicable foreign regulatory authority, we will not be able to secure the applicable approval for our product candidates. If these facilities are not deemed compliant with cGMPs for the commercial manufacture of our product candidates, we may need to find alternative manufacturing facilities, which would result in significant delays of up to several years in obtaining approval. In addition, our manufacturers will be subject to ongoing periodic unannounced inspections by the FDA and corresponding state and foreign agencies for compliance with cGMPs and similar regulatory requirements.

If Fujifilm UK or any alternate supplier of active pharmaceutical ingredient or finished drug product for our product candidates experiences any significant difficulties in its respective manufacturing processes, does not comply with the terms of its agreement with us or does not devote sufficient time, energy and care to providing our manufacturing needs, we could experience significant interruptions in the supply of our product candidates, which could impair our ability to supply our product candidates at the levels required for our clinical trials and commercialization and prevent or delay its successful development and commercialization.

Developments by competitors, many of which have greater financial and other resources than we do, may render our products or technologies obsolete or non-competitive.

As described under “Business—Competition,” the pharmaceutical and biotechnology industries are intensely competitive. We compete directly and indirectly with other pharmaceutical companies, biotechnology companies and academic and research organizations in developing therapies to treat diseases. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations and well-established sales forces. We compete with companies that have products on the market or in development for the same indications as our product candidates. We may also compete with organizations that are developing similar technology platforms. Competitors may develop more effective, more affordable or more convenient products or may achieve earlier patent protection or commercialization of their products. These competing products may render our product candidates obsolete or limit our ability to generate revenue from our product candidates. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing, on an exclusive basis, drug products that are more effective or less costly than CF-301, CF-404 and our other product candidates.

The level of commercial success of CF-301, CF-404 and any other product candidates that we develop will depend upon attaining significant market acceptance of these products among physicians and payors.

Even if CF-301, CF-404 or any other product candidates that we develop is approved by the appropriate regulatory authorities for marketing and sale, physicians may not prescribe the approved product. Market acceptance of CF-301, CF-404 and any other product candidate that we develop by physicians, patients and payors will depend on a number of factors, many of which are beyond our control, including:

•	the indications for which the product is approved;

•	acceptance by physicians and payors of each product as a safe and effective treatment;

•	the availability, efficacy and cost of competitive drugs;

•	the effectiveness of our or any third-party partner’s sales force and marketing efforts;

•	the extent to which the product is approved for inclusion on formularies of hospitals and managed care organizations;

•	whether the product is designated under physician treatment guidelines as a first-line therapy or as a second- or third-line therapy for particular infections;

•	the availability of adequate reimbursement by third parties, such as insurance companies and other health care payors, and/or by government health care programs, including Medicare and Medicaid;

•	limitations or warnings contained in a product’s FDA-approved labeling; and

•	prevalence and severity of adverse side effects.

Even if the medical community accepts that our product candidates are safe and efficacious for their approved indications, physicians may not immediately be receptive to the use or may be slow to adopt our product candidates as accepted treatments for their approved indications. While we believe our product candidates have significant advantages, we cannot assure you that any labeling approved by the FDA will permit us to promote our product candidates as being superior to competing products. In addition, our efforts to educate the medical community and third-party payors on the benefits of any product candidates that we develop may require significant resources and may never be successful.

Reimbursement may not be available for CF-301, CF-404 or any other product candidates that we develop, which could make it difficult for us to sell our products profitably.

Market acceptance and sales of CF-301, CF-404 or any other product candidate that we develop will depend on reimbursement policies and may be affected by health care reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will pay for and establish reimbursement levels. We cannot be sure that reimbursement will be available for CF-301, CF-404 or any other product candidate that we develop. Also, we cannot be sure that the amount of reimbursement available, if any, will not reduce the demand for, or the price of, our products. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize CF-301, CF-404 or any other product candidate that we develop.

In both the United States and some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, also called the Medicare Modernization Act (“MMA”), changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products and could seriously harm our business. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policies and payment limitations in setting their own reimbursement rates, and therefore any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the “PPACA”), became law in the United States. The goal of PPACA is to reduce the cost of health care and substantially change the way health care is financed by both governmental and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the PPACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of CF-301 or any future products.

We expect to experience pricing pressures in connection with the sale of CF-301, CF-404 and any other product candidate that we develop, due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals. If we fail to successfully secure and maintain reimbursement coverage for our products or are significantly delayed in doing so, we will have difficulty achieving market acceptance of our products and our business will be harmed.

Even if we obtain FDA approval of CF-301, CF-404 or any other product candidate, we may never obtain approval or commercialize our products outside of the United States, which would limit our ability to realize their full market potential.

In order to market CF-301, CF-404 or any other products outside of the United States, we must comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and require additional pre-clinical studies or clinical trials which would be costly and time consuming. Regulatory requirements can vary widely from country to country and satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in the United States or any foreign country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any product candidates approved for sale in the United States or any foreign country and we do not have experience as a company in obtaining regulatory approval in international markets.

We currently have no marketing and sales organization and have no experience in marketing drug products. If we are unable to establish our own marketing and sales capabilities, or enter into agreements with third parties, to market and sell our products after they are approved, we may not be able to generate revenues.

We do not have the capabilities to market, sell and distribute any of our drug products. In order to commercialize any products, we must develop these capabilities on our own or make arrangements with third parties for the marketing, sales and distribution of our products. The establishment and development of our own sales force would be expensive and time consuming and could delay any product launch, and we cannot be certain that we would be able to successfully develop this capability. As a result, we may seek one or more licensing partners to handle some or all of the sales, marketing or distribution for CF-301, CF-404 or any other product candidate in the United States or elsewhere. However, we may not be able to enter into arrangements with third parties to sell CF-301, CF-404 or any other product candidate on favorable terms or at all. In the event we are unable to develop our own marketing and sales force or collaborate with a third-party marketing and sales organization, we would not be able to commercialize CF-301, CF-404 or any other product candidate that we develop, which would negatively impact our ability to generate product revenues. Further, whether we commercialize products on our own or rely on a third party to do so, our ability to generate revenue will be dependent on the effectiveness of the sales force. In addition, to the extent we rely on third parties to commercialize our approved products, we will likely receive less revenues or profits than if we commercialized these products ourselves.

We may form or seek strategic alliances in the future, and we may not realize the benefits of such alliances.

We may form or seek strategic alliances, create joint ventures or collaborations or enter into licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to CF-301, CF-404 and any future product candidate that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near-and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for CF-301, CF-404 and any future product candidate because it may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view CF-301, CF-404 and any future product candidate as having the requisite potential to demonstrate safety and efficacy. Any delays in entering into new strategic partnership agreements could delay the development and commercialization of CF-301, CF-404 and any other product candidate that we develop, which would harm our business prospects, financial condition and results of operations.

Risks Related to Regulatory Approval of Our Product Candidates and Other Legal Compliance Matters

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize, or will be delayed in commercializing, CF-301, CF-404 and any future product candidate, and our ability to generate revenue will be materially impaired.

CF-301, CF-404 and any other product candidate that we develop and the activities associated with their development and commercialization, including their design, testing, manufacture, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, importation and exportation are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have not received approval to market any product from regulatory authorities in any jurisdiction. Securing regulatory approval requires the submission of extensive pre-clinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. CF-301, CF-404 and any other product candidate that we develop may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive, may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional pre-clinical, clinical or other studies. If we experience delays in obtaining approvals or if we fail to obtain approval of our product candidates that we develop, our ability to generate revenues will be materially impaired.

Even if we obtain regulatory approval for a product candidate, we will still face extensive regulatory requirements and our products may face future development and regulatory difficulties.

Even if we obtain regulatory approval in the United States, the FDA may still impose significant restrictions on the indicated uses or marketing of the approved product, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. The holder of an approved BLA is obligated to monitor and report Adverse Events (“AEs”) and any failure of a product to meet the specifications in the BLA. The holder of an approved BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, drug product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMPs and adherence to commitments made in the BLA. If we or a regulatory agency discovers previously unknown problems with a product such as AEs of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If the FDA or a comparable foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration requirements and continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval.

If we or our partners fail to comply with applicable regulatory requirements following approval of any of our future product candidates, a regulatory agency may:

•	issue a warning or untitled letter asserting that we are in violation of the law;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve a pending BLA or supplements to a BLA submitted by us;

•	seize product; or

•	refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our future products and generate revenues.

If foreign approval for CF-301, CF-404 or any other product candidate is obtained, there are inherent risks in conducting business in international markets.

Commercialization of our product candidates in international markets is an element of our long-term strategy. If approved for commercialization in a foreign country, we intend to enter into agreements with third parties to market CF-301, CF-404 or any other product candidate whenever it may be approved and wherever we have the right to market it. Consequently, we expect that we will be subject to additional risks related to entering into international business relationships, including:

•	potentially reduced protection for intellectual property rights;

•	the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with laws for employees working and traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting active pharmaceutical ingredient and/or finished drug product supply or manufacturing capabilities abroad;

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires; and

•	failure to comply with the rules and regulations of the Office of Foreign Asset Control, the Foreign Corrupt Practices Act and other applicable anti-bribery rules and regulations in other jurisdictions.

These and other risks may materially adversely affect our ability to attain or sustain revenue from international markets and therefore materially adversely affect our business.

Product liability lawsuits against us could divert our resources, cause us to incur substantial liabilities and limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of CF-301, CF-404 and any other product candidate that we develop in human clinical trials and we will face higher degrees of this risk if we commercially sell any products that we develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	distraction of our management or other internal resources from pursuing our business strategies;

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue; and

•	the inability to commercialize any products that we may develop.

We currently hold $5.0 million in product liability insurance coverage, which may not be adequate to cover all liabilities that we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and wastes, we cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•	the federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid;

•	the federal False Claims Act imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•	the federal transparency requirements under the Affordable Care Act requires manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests; and

•	analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

The adverse outcome of litigation or arbitration proceedings commenced by or against us could materially harm our business.

The adverse outcome of litigation or arbitration proceedings commenced by or against us could have a material adverse effect on our business and impede the achievement of our development and commercialization objectives.

In the ordinary course of our operations, claims involving our actions, actions of third parties or agreements to which we are a party may be brought by and against us. The claims and charges can involve actual damages, as well as contractually agreed upon liquidated sums. These claims, if not resolved through negotiation, are often subject to lengthy and expensive litigation or arbitration proceedings.

We are currently arbitrating a dispute relating to an agreement entered into with MorphoSys. See “Business—Legal Proceedings”. An adverse outcome to these proceedings could have an adverse effect on our business and the value of the shares of our common stock.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to attract and retain qualified personnel.

We are dependent on Julia P. Gregory, who previously served as our Chief Financial Officer and is now our Chief Executive Officer, David Huang, M.D., Ph.D., our Senior Vice President and Chief Medical Officer, and

Michael Wittekind, Ph.D., our Senior Vice President and Chief Scientific Officer, as well as the other principal members of our management and scientific teams. Although we have formal employment agreements with our executive officers, these agreements do not prevent them from terminating their employment with us at any time. The loss of the services of any of these persons could impede the achievement of our development and commercialization objectives. We do not maintain “key person” insurance for any of our executives or other employees.

Recruiting and retaining qualified scientific, clinical, and sales and marketing personnel will be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also compete for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

Changes in our management may negatively affect our business.

Our success and the execution of our growth strategy depend largely on the continued service of our senior executive management team. In December 2013, Robert Nowinski, Ph.D., our founder and former Chief Executive Officer and a former member of our board of directors, ceased to be an officer or employee of the Company due to medical reasons. Our board of directors then appointed Julia P. Gregory as our Chief Executive Officer. We cannot be certain that the changes in management or our board of directors will not lead to additional management departures or changes, affect our ability to hire or retain key personnel, or otherwise negatively affect our business. Additionally, we cannot be assured of the continued service of our senior management team or our board of directors. The unexpected loss of any additional members of our senior management team could be disruptive to our operations and have an adverse effect on our business.

We expect to expand our development, regulatory and sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience growth in the number of our employees and the scope of our operations, particularly in the areas of drug discovery, drug development, regulatory affairs and commercialization. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with significant anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Risks Related to Our Intellectual Property

If we or our licensors are unable to obtain and maintain patent protection for our owned or licensed technology and products, or if the scope of the patent protection is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be adversely affected.

Our success depends in large part on our and our licensors’ ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary technology and products or technology or products that may have been licensed to us. Similar to our licensors, we seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and product candidates that are important to our business. This process is expensive and time-consuming, and we or our licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our licensors will fail to identify patentable aspects of either our or their research and development output before it is too late to obtain patent protection. Moreover, if we license technology or product candidates from third parties in the future, these license agreements may not permit us to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering this intellectual property. These agreements could also give our licensors the right to enforce the licensed patents without our involvement, or to decide not to enforce the patents without our consent. Therefore, in these circumstances, we could not be certain that these patents and applications would be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights and any patent rights we may license from a third party are highly uncertain. Our or our licensors’ pending and future patent applications may not result in issued patents that protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our or our licensors’ patents or narrow the scope of such patent protection.

The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. Assuming the other requirements for patentability are met, historically, in the United States, the first to make the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. The United States currently uses a first-inventor-to-file system in which, assuming the other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Moreover, we may be subject to a third party preissuance submission of prior art to the U.S. Patent and Trademark Office, or become involved in opposition, derivation, reexamination, litigation, inter partes review or interference proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if our or our licensors’ patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized and such patents may not be able to claim the benefits of any patent term extension laws or regulations. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful, and which could result in our patents or other intellectual property rights becoming invalidated.

Competitors may infringe our or our licensors’ patents, trademarks, copyrights or other intellectual property. To stop counter infringement or unauthorized use, we or our licensors may be required to file infringement claims, which can be expensive and time consuming. Any claims we or our licensors assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that some or all of our patents or other intellectual property rights are not valid or that we or our licensors infringe their patents or other intellectual property rights. In addition, in a patent infringement proceeding, a court may decide that a patent of ours or our licensors is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly, or may refuse to stop the other party from using the technology at issue on the grounds that such patents do not cover the technology in question and therefore cannot be infringed. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid, unenforceable, or not infringed, or that the party against whom we have asserted trademark infringement claims has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such marks. In any infringement litigation, any award of monetary damages may be unlikely or very difficult to obtain, and any such award we may receive may not be commercially valuable. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that we could incur substantial litigation costs or that some of our confidential information could be compromised by disclosure during this type of litigation.

Third parties may initiate legal proceedings alleging that we or our licensors are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability and the ability of our licensors and collaborators to develop, manufacture, market, and sell our or our licensors’ product candidates and use our proprietary technologies without infringing the intellectual property and other proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including reexamination or interference proceedings before the U.S. Patent and Trademark Office. Third parties may assert infringement claims against us based on existing or future intellectual property rights.

If we or our licensors are found to infringe a third party’s intellectual property rights, we or our licensors could be enjoined from further using certain products and technology or may be required to obtain a license from such third party to continue developing and marketing such products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent or other intellectual property rights of a third party. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

We may be subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we use customary non-disclosure agreements and try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims.

In addition, while we typically require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own, or such agreements may be inadequately drafted at times thereby not ensuring assignment to us of all potential intellectual property rights. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property litigation could cause us to spend substantial resources and could distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development, sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct or defend such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and products, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. However, we cannot guarantee that we have executed these agreements with each party that may have or have had access to our trade secrets, nor can we guarantee that such agreements will always be adequately drafted so as to be enforceable.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, because of potential differences in laws in different jurisdictions, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We have not yet registered our trademarks in all of our potential markets, and failure to secure those registrations could adversely affect our business.

Our trademark applications may not be allowed for registration, and our registered trademarks may not be maintained or enforced. During trademark registration proceedings, we may receive rejections from the U.S. Patent and Trademark Office or other applicable foreign intellectual property offices. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections, or have to expend additional resources to secure registrations, such as commencing cancellation proceedings against third-party trademark registrations to remove them as obstacles to our trademark applications. In addition, in the U.S. Patent and Trademark Office and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would.

In addition, we have not yet proposed a proprietary name for CF-301 in any jurisdiction. Any proprietary name we propose to use with CF-301 in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable proprietary product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.

Risks Relating to the Offered Securities and this Offering

The price of our common stock and warrants may be volatile, and you may not be able to sell your shares at or above the public offering price.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. In addition, equity markets have experienced significant price and volume fluctuations that have affected the market prices for the securities of biotechnology and also newly public companies for a number of reasons, including reasons that may be unrelated to the business or operating performance of the companies. These broad market fluctuations may negatively affect the market price of our common stock. The public offering price for the shares of our common stock and warrants being sold in this offering will be determined by negotiations between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the open market following this offering. You may not be able to resell your shares and warrants at or above the public offering price due to fluctuations in the market price of our common stock and warrants caused by changes in our operating performance or prospects and other factors.

The price at which our common stock and warrants will trade after this offering may be volatile due to a number of factors, including:

•	actual or anticipated fluctuations in our financial condition or annual or quarterly results of operations;

•	public reaction to our press releases, other public announcements and filings with the Securities and Exchange Commission (the “SEC”);

•	changes in investor and financial analyst perceptions of the risks and condition of our business;

•	changes in, or our failure to meet, performance expectations of investors or financial analysts (including, without limitation, with respect to the status of development of our lead product candidates);

•	our ability to implement our pre-clinical, clinical and other development or operational plans;

•	changes in market valuations of biotechnology companies;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations, or new interpretations of existing laws or regulations, applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in key personnel;

•	increased competition;

•	termination of the lock-up agreement or other restrictions on the ability of our shareholders and warrantholders to sell shares after this offering;

•	sales of common stock by us or members of our management team;

•	the granting or exercise of employee stock options or other equity awards;

•	actions by institutional or other large shareholders;

•	realization of any of the risks described under “Risk Factors” in this prospectus; and

•	general market and economic conditions.

In the past, following periods of volatility in the equity markets, securities class action lawsuits have been instituted against public companies. Such litigation, if instituted against us, could result in substantial costs and the diversion of management attention.

The offered securities have no prior public market, and our stock and warrant prices could be volatile and could decline after this offering.

Prior to this offering, the offered securities had no public market. We have negotiated the initial public offering price per share and per warrant with the representative of the underwriters and, therefore, those prices may not be indicative of the market prices of our common stock or our warrants after the offering. We plan to file applications to list our common stock and our warrants on the NASDAQ Capital Market. However, we cannot ensure that an active public market for either our common stock or our warrants will develop after this offering, or that if it does develop, it will be sustained. In the absence of a public trading market:

•	you may not be able to liquidate your investment in our common stock or our warrants;

•	you may not be able to resell your shares or our warrants at or above the initial public offering prices;

•	the market price of our common stock or our warrants may experience more price volatility; and

•	there may be less efficiency in carrying out your purchase and sale orders.

We intend to apply for listing of our common stock and our warrants on the NASDAQ Capital Market. If approved for listing, we will be required to meet the NASDAQ Capital Market’s continued listing requirements and other NASDAQ rules, or we may risk delisting. Delisting could negatively affect the price of our common stock and our warrants, which could make it more difficult for us to sell securities in a future financing or for you to sell your common stock or our warrants.

If we are approved for the listing of our common stock or our warrants on the NASDAQ Capital Market, we will be required to meet the continued listing requirements of the NASDAQ Capital Market and other NASDAQ rules, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price and certain other corporate governance requirements. In particular, we are required to maintain a minimum bid price for our listed common stock of $1.00 per share. If we do not meet these continued listing requirements, our common stock and our warrants could be delisted. Delisting from the NASDAQ Capital Market would cause us to pursue eligibility for trading of these securities on other markets or exchanges, or on the “pink sheets”. In such case, our stockholders’ ability to trade, or obtain quotations of the market value of, our common stock and our warrants would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices of these securities. There can be no assurance that the offered securities, if delisted from the NASDAQ Capital Market in the future, would be listed on a national securities exchange, a national quotation service, the over-the-counter Markets or the pink sheets. Delisting from the NASDAQ Capital Market, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of the offered securities, decrease securities analysts’ coverage of us or diminish investor, supplier and employee confidence.

You will incur immediate and substantial dilution as a result of this offering.

Investors purchasing the offered securities in this offering will incur immediate and substantial dilution in net tangible book value per share. Assuming an initial public offering price of $         per share of common stock, and $         per warrant, purchasers of the offered securities will effectively incur dilution of $         per share in the net tangible book value of their purchased shares, assuming no exercise of the warrants. In addition, purchasers of the offered securities in this offering will have contributed approximately     % of the aggregate price paid by all purchasers of our common stock but will own only approximately     % of our common stock outstanding after this offering, assuming no exercise of the warrants. In addition, you may experience further dilution to the extent that shares of our common stock are issued upon the exercise of the warrants sold in this offering and outstanding stock options and warrants.

We may issue additional common shares, warrants or other securities to finance our growth.

We may finance the development of our product pipeline or generate additional working capital through additional equity financing. Therefore, subject to the rules of the NASDAQ, we may issue additional shares of our common stock, warrants and other equity securities of equal or senior rank, with or without shareholder approval, in a number of circumstances from time to time. The issuance by us of shares of our common stock, warrants or other equity securities of equal or senior rank will have the following effects:

•	the proportionate ownership interest in us held by our existing shareholders will decrease;

•	the relative voting strength of each previously outstanding share of common stock may be diminished; and

•	the market price of our common stock or the warrants may decline.

In addition, if we issue our common shares and/or the warrants in a future offering at a price lower than the price in this offering, it will be dilutive to purchasers of the offered securities in this offering.

Future sales of shares or warrants may cause the market price of our common stock to decline.

Sales of substantial amounts of our common stock or warrants in the public market after this offering, or the perception that these sales may occur, could adversely affect the price of our common stock or warrants and impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have                  shares of common stock outstanding. Of these outstanding shares, the shares of common stock sold in this offering will be freely tradable, without restriction, in the public market unless purchased by our “affiliates,” as defined under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”). The remaining shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act, and will be freely tradable subject to the applicable holding period, volume, manner of sale and other limitations under Rule 144 or Rule 701 of the Securities Act.

Upon completion of this offering, most of the restricted securities will be subject to lock-up agreements with the underwriters, restricting the sale of such shares for nine months after the date of this offering. This lock-up agreement is subject to a number of exceptions, however, and holders may be released from this agreement with the prior written consent of the representative of the underwriters.

Additionally, we intend to register all shares of our common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, unless pursuant to their terms these stock awards have transfer restrictions attached to them.

Our executive officers and directors will hold a significant concentration of our common stock following this offering, which could limit the ability of our other stockholders to influence the direction of our Company.

As calculated by the SEC rules of beneficial ownership, our executive officers and directors of our Company will own     % of our outstanding common stock after giving effect to this offering (but not the underwriters’ over-allotment option) assuming no exercise of the warrants. Accordingly, they collectively may have the ability to significantly influence or determine the election of all of our directors or the outcome of most corporate actions requiring stockholder approval such as: (i) a merger or a sale of our Company, (ii) a sale of all or substantially all of our assets and (iii) amendments to our articles of incorporation or bylaws. This concentration of voting power and control could have a significant effect in delaying, deferring or preventing an action that might otherwise be beneficial to our other stockholders and be disadvantageous to our stockholders with interests different from those individuals. These individuals also have significant control over our business as officers and directors of our Company. There is a risk that they may exercise this ability in a manner that advances their best interests and not necessarily those of our other stockholders.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on The NASDAQ Capital Market and if the price of our shares of common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

The warrants are a risky investment. You may be unable to exercise your warrants for a profit.

The amount paid for the offered securities in this offering in excess of the value of our shares of common stock represents the value of your investment in the warrants. The value of the warrants will depend on the value of our common stock, which will depend on factors related and unrelated to the success of our clinical development program and cannot be predicted at this time. The warrants will have an exercise period of      years.

If the price of our shares of common stock does not increase to an amount sufficiently above the exercise price of the warrants during the exercise period of the warrants, you may be unable to recover any of your investment in the warrants. There can be no assurance that any of the factors that could impact the trading price of our common stock will result in the trading price increasing to an amount that will exceed the exercise price or the price required for you to achieve a positive return on your investment in the warrants.

Holders of the warrants will have no rights as common stockholders until they acquire our common stock.

Until you acquire shares of our common stock upon exercise of the warrants, you will have no rights with respect to our common stock issuable upon exercise of the warrants, including the right to receive dividend payments, vote or respond to tender offers. Upon exercise of your warrants, you will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

There can be no assurance that we will ever provide liquidity to our investors through a sale of our company.

While acquisitions of pharmaceutical companies like ours are not uncommon, potential investors are cautioned that no assurances can be given that any form of merger, combination, or sale of our company will take place following this offering, or that any merger, combination, or sale, even if consummated, would provide liquidity or a profit for our investors following this offering. You should not invest in our company with the expectation that we will be able to sell the business in order to provide liquidity or a profit for our investors.

Reports published by analysts, including projections in those reports that exceed our actual results, could adversely affect our common stock price and trading volume.

We currently expect that securities research analysts, including those affiliated with our underwriters, will establish and publish their own periodic projections for our business. These projections may vary widely and may not accurately predict the results we actually achieve. Our stock price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our stock price or trading volume could decline. While we expect research analyst coverage, if no analysts commence coverage of us, the trading price for our stock and the trading volume could be adversely affected.

Our operating costs as a public company will be significant and our management will be required to devote substantial time to complying with public company regulations.

As a public company, we expect to incur significant legal, accounting and other expenses, including costs associated with our public company reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We must also follow the rules, regulations and requirements subsequently adopted by the SEC and the NASDAQ and any failure by us to comply with such rules and requirements could negatively affect investor confidence in us and cause the market price of our common stock to decline. Our executive officers and other personnel will also need to devote substantial time and financial resources to comply with these rules, regulations and requirements.

If we do not develop and implement all required accounting practices and policies, we may be unable to provide the financial information required of a U.S. publicly traded company in a timely and reliable manner.

Prior to this offering, we did not adopt all of the financial reporting and disclosure procedures and controls required of a U.S. publicly traded company because we were a privately held company. We expect that the implementation of all required accounting practices and policies and the hiring of additional financial staff will increase our operating costs and could require significant time and resources from our management and employees. If we fail to develop and maintain effective internal controls and procedures and disclosure procedures and controls, we may be unable to provide financial information and required SEC reports that a U.S. publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies could penalize us, including by limiting our ability to obtain financing, either in the public capital markets or from private sources and hurt our reputation and could thereby impede our ability to implement our strategy.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not enhance the value of our common stock. The failure by our management to apply these funds effectively could delay the development of our product candidates, have a material adverse effect on our business or cause the price of our common stock to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. See “Use of Proceeds”.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. We cannot predict whether investors will find the offered securities less attractive if we rely on these exemptions. If some investors find the offered securities less attractive as a result, there may be a less active trading market for our common stock or the warrants, and the prices for the offered securities may be more volatile.

We have no present intention to pay dividends and, even if we change that policy, we may be restricted from paying dividends on our common stock.

We do not intend to pay dividends for the foreseeable future. We currently expect to retain all future earnings, if any, for use in the development, operation and expansion of our business. Any determination to pay dividends in the future will depend upon, among other things, our results of operations, plans for expansion, tax considerations, available net profits and reserves, limitations under law, financial condition, capital requirements and other factors that our board of directors considers to be relevant.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and our bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for the offered securities, thereby depressing the market prices of the offered securities. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	establish a classified board of directors such that not all members of the board are elected at one time;

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;

•	limit the manner in which stockholders can remove directors from the board of directors;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•	limit who may call stockholder meetings;

•	authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a shareholder rights plan, or so-called “poison pill,” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•	require the approval of the holders of at least 75% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our charter or bylaws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements set forth under the captions “Prospectus Summary” and “Use of Proceeds” and elsewhere in this prospectus and the appendices attached hereto constitute forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, plans and prospects, timing of the commencement or completion of clinical trials, projected revenue or costs and objectives of management for future research, development or operations, are forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance or achievements, and may contain the words “estimate,” “project,” “intend,” “forecast,” “potential,” “anticipate,” “plan,” “planning,” “expect,” “believe,” “will,” “will likely,” “should,” “could,” “would,” “may” or words or expressions of similar meaning. All such forward-looking statements involve significant risks and uncertainties, including, but not limited to, statements regarding:

•	our research and development, marketing and sales programs (including statements about the regulatory status of our lead product candidate CF-301, which is currently on clinical hold by the FDA);

•	our ability to advance into and through clinical development and ultimately obtain FDA approval for our product candidates;

•	our expectations regarding the commercial market for our product candidates;

•	the effect of competition and proprietary rights of third parties;

•	the availability of additional financing;

•	the effects of existing and future federal, state and foreign regulations;

•	the seeking of joint development, licensing or distribution and collaboration and marketing arrangements with third parties; and

•	the period of time for which the proceeds of this offering will enable us to fund our operations.

As more fully described in this prospectus under the heading “Risk Factors,” many important factors affect our ability to achieve our stated objectives and to develop and commercialize any product candidates, including, among other things, our ability to:

•	obtain substantial additional funds;

•	obtain and maintain all necessary patents or licenses;

•	demonstrate the safety and efficacy of product candidates at each stage of development;

•	meet applicable regulatory standards and receive required regulatory approvals;

•	meet obligations and required milestones under agreements;

•	retain key executives and to attract, retain and motivate qualified personnel;

•	be capable of manufacturing and distributing products in commercial quantities at reasonable costs; and

•	compete against other products and to market our products in a profitable manner.

Therefore, prospective investors are cautioned that there can be no assurance that the forward-looking statements included in this prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation or warranty by the Company or any other person that the objectives and plans of the Company will be achieved in any specified time frame, if at all. Except to the extent required by applicable laws or rules, the Company does not undertake any obligation to update any forward-looking statements or to announce revisions to any of the forward-looking statements.

We caution you that the important factors described in the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” may not be all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially and adversely from those contained in any forward-looking statements we may make. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of              shares of common stock and warrants to purchase              shares of common stock in this offering will be approximately $         million, assuming an initial public offering price of $         per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We cannot predict when the warrants will be exercised. If all of the warrants issued in this offering are exercised for cash, then we will receive an additional $         million of proceeds. It is possible that the warrants may be exercised on a cashless basis or expire prior to being exercised, in which case we will not receive any additional proceeds.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently estimate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $ million to fund the costs of pre-clinical and early stage clinical development of CF-301 for the treatment of Staph aureus bacteremia and CF-404, our antibody combination for the treatment of influenza;

•	approximately $ million to fund research and development, to build our product platform and advance other research programs from our lysin portfolio; and

•	the remainder for working capital and other general corporate purposes, including the additional costs associated with being a public company.

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties for our product candidates, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

We believe that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations for at least the next 12 months.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2013:

•	on an actual basis;

•	on a pro forma basis to give effect to:

(1)	our issuance of 151,515 shares of our Series C-1 preferred stock in March 2014 and the automatic conversion of all outstanding shares of our preferred stock, including these Series C-1 shares, into an aggregate of 32,187,174 shares of our common stock upon the closing of this offering;

(2)	the automatic conversion of all outstanding Convertible Notes due 2015, together with any accrued and unpaid interest thereon, into an aggregate of shares of our common stock upon the closing of this offering; and

(3)	a one-for- reverse stock split of our common stock to be effected on , 2014.

•	on a pro forma as adjusted basis to give further effect to our issuance and sale of offered securities in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range listed on the cover page of this prospectus, and $ per warrant, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted (1)
Cash and cash equivalents	$4,145,270	$	$

Total debt (2)	9,816,365
Series A preferred stock, par value $0.0002 per share; 2,200,000 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	1,964,283
Series B preferred stock, par value $0.0002 per share; 5,600,000 shares authorized, 4,651,163 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	10,175,750
Series C preferred stock, par value $0.0002 per share; 9,090,909 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	27,752,294
Series C-1 preferred stock, par value $0.0002 per share; 6,060,607 shares authorized, no shares outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	—
Stockholders’ equity:
Common stock, par value $0.0001 per share; 200,000,000 shares authorized, 7,084,240 shares issued and outstanding, actual; shares authorized, pro forma and pro forma as adjusted; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	708
Additional paid-in capital	4,929,703
Accumulated deficit during the development stage	(57,840,911)

Total stockholders’ (deficit) equity	(52,910,500)

Total capitalization	$(3,201,808)	$	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Total debt as of December 31, 2013 includes the carrying amount of our Convertible Notes due 2015.

The table above does not include:

•	15,552,003 shares of our common stock issuable upon exercise of stock options outstanding as of December 31, 2013 at a weighted average exercise price of $0.76 per share;

•	5,028,398 shares of our common stock issuable upon the exercise of warrants outstanding as of December 31, 2013 at a weighted average exercise price of $0.92 per share (excluding shares of our common stock issuable upon the exercise of warrants issued in conjunction with the sale of the Convertible Notes due 2015);

•	223,136 additional shares of our common stock available for issuance as of December 31, 2013 under our existing equity incentive plan;

•	additional shares of our common stock available for future issuance under our 2014 equity incentive plan, which will become effective immediately prior to the closing of this offering;

•	the shares of our common stock issuable upon the exercise of warrants issued in conjunction with the sale of the Convertible Notes due 2015 and outstanding as of December 31, 2013 at a weighted average exercise price of $ per share;

•	the shares of our common stock issuable upon exercise of the warrants sold in this offering; and

•	assuming the over-allotment option is fully exercised, shares of our common stock issuable upon exercise of the warrants to be received by the underwriters in connection with this offering.

DILUTION

If you invest in the offered securities in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of December 31, 2013 was $(55.3) million, or $(7.81) per share of our common stock. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding.

Our pro forma net tangible book value as of December 31, 2013 was $        , or $        per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the pro forma number of shares of our common stock outstanding after giving effect to our issuance of 151,515 shares of our Series C-1 preferred stock in March 2014 and the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 32,187,174 shares of our common stock upon the closing of this offering, the automatic conversion of all outstanding Convertible Notes due 2015, together with any accrued and unpaid interest thereon, into an aggregate                of shares of our common stock upon the closing of this offering, and a one-for-     reverse stock split of our common stock to be effected on                 , 2014.

After giving effect to our issuance and sale of                shares of our common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of December 31, 2013 would have been $        million, or $        per share. This represents an immediate increase in pro forma net tangible book value per share of $        to existing stockholders and immediate dilution of $        in pro forma net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Historical net tangible book value per share as of December 31, 2013		$(7.81)
Increase attributable to the pro forma transactions described in preceding paragraphs	$
Pro forma net tangible book value per share as of December 31, 2013	$
Increase in net tangible book value per share attributable to new investors	$
Pro forma net tangible book value per share after this offering	$

Dilution per share to new investors	$

A $1.00 increase or decrease in the assumed initial public offering price of $        per share would increase or decrease our pro forma net tangible book value by approximately $        , our pro forma net tangible book value per share by approximately $        and dilution per share to new investors by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

You will experience further dilution if the underwriters exercise their over-allotment option, if any additional shares are issued in connection with the exercise of options and when the warrants are exercised.

The following table summarizes, on a pro forma basis as of December 31, 2013, the total number of shares purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by new investors in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us. As the table shows, new investors purchasing the offered securities will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing stockholders			%	$		%	$
New investors			%			%

Total			%	$		%

A $1.00 increase or decrease in the assumed initial public offering price of $        per share would increase or decrease the total consideration paid by new investors by $        million and increase or decrease the percentage of total consideration paid by new investors by approximately    %, assuming that the number of offered securities, as set forth on the cover page of this prospectus, remains the same.

The table above is based on shares outstanding as of December 31, 2013 and includes                additional shares of our common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock into shares of common stock upon the closing of this offering as well as the automatic conversion of all outstanding Convertible Notes due 2015, together with any accrued and unpaid interest thereon, into an aggregate of                shares of our common stock upon the closing of this offering.

The table above excludes:

•	15,552,003 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2013 at a weighted average exercise price of $0.76 per share;

•	5,028,398 shares of our common stock issuable upon the exercise of warrants outstanding as of December 31, 2013 at a weighted average exercise price of $0.92 per share (excluding shares of our common stock issuable upon the exercise of warrants issued in conjunction with the sale of the Convertible Notes due 2015);

•	223,136 additional shares of our common stock available for future issuance under our equity compensation plans as of December 31, 2013;

•	an additional shares of our common stock that will be made available for future issuance under our 2014 equity compensation plan upon the closing of this offering;

•	the shares of our common stock issuable upon the exercise of warrants issued in conjunction with the sale of the Convertible Notes due 2015 and outstanding as of December 31, 2013 at a weighted average exercise price of $ per share;

•	the shares of our common stock issuable upon exercise of the warrants sold in this offering; and

•	assuming the over-allotment option is fully exercised, shares of our common stock issuable upon exercise of the warrants to be received by the underwriters in connection with this offering.

To the extent that outstanding stock options are subsequently exercised, there will be further dilution to new investors. If all outstanding options as of December 31, 2013 had been exercised, the pro forma as adjusted net tangible book value per share after this offering would be $        , and total dilution per share to new investors would be $        .

If the underwriters exercise their over-allotment option in full, the following will occur:

•	the percentage of shares of our common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares of our common stock held by new investors will increase to approximately % of the total number of shares of our common stock outstanding after this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the information set forth in our financial statements and the notes to those statements included elsewhere in this prospectus. The statements in this discussion regarding our expectations of future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

We are a biotechnology company focused on discovering and developing therapeutic protein and antibody products for life-threatening, drug-resistant infectious diseases, particularly those treated in hospital settings. Due to drug-resistant and newly emerging pathogens, hospital acquired infections are currently the fourth leading cause of death in the United States, following heart disease, cancer and stroke. We intend to address drug-resistant infections using our therapeutic product candidates from our lysin and monoclonal antibody platforms to target conserved regions of either bacteria or viruses. Lysins are enzymes that are produced in the life cycle stage of a bacteriophage, a virus that infects and kills bacteria. Lysins can digest bacterial cell walls and are fundamentally different than antibiotics because they kill bacteria immediately upon contact. We believe the properties of our lysins make them suitable for the treatment of antibiotic-resistant organisms that can cause serious infections such as Staph aureus bacteremia, pneumonia and osteomyelitis, and the treatment of biofilm-related indications for infected prosthetic joints, indwelling devices and catheters. In addition to our lysins, we are exploring therapies using mAbs that block and disarm virulence factors of bacteria and viruses, rendering them vulnerable to the body’s natural immune response. Our product candidates have not yet entered clinical trials. Our most advanced product candidates are CF-301, a lysin for the treatment of Staph aureus bacteremia, and CF-404, a combination of mAbs for the treatment of life-threatening seasonal and pandemic varieties of influenza.

We are a development stage company. Since our inception we have devoted substantially all of our resources to developing our product candidates and our platform technology, building our intellectual property portfolio, business planning, raising capital, and providing general and administrative support for these operations. We have not generated any revenues and, to date, have funded our operations primarily through sales of common stock and convertible preferred stock and issuances of convertible debt to our investors. From inception through December 31, 2013, we have received proceeds of $0.2 million from the sale of common stock, $44.2 million from the sale of convertible preferred stock and $12.0 million from the issuance of our Convertible Notes due 2015.

We have never generated revenue or have been profitable and, from inception through December 31, 2013, our net losses from operations have been $57.8 million. Our net loss from operations was $23.6 million and $19.3 million for the years ended December 31, 2013 and 2012, respectively, and excluding non-cash share-based compensation was $21.3 million and $19.1 million for the years ended December 31, 2013 and 2012, respectively. We expect to incur significant expenses and increasing operating losses for the foreseeable future. We expect our expenses to increase in connection with our ongoing activities, particularly as we advance our product candidates through pre-clinical activities and clinical trials to seek regulatory approval and, if approved, commercialize such product candidates. Furthermore, upon the closing of this offering, we will record non-cash expense associated with the effect of the beneficial conversion charge of approximately $        million that will be recorded upon the conversion of our Convertible Notes due 2015. Additionally, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need additional financing to support our continuing operations. We will seek to fund our operations through public or private equity, equity-linked or debt financings, research grants or other sources. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy. We will need to generate significant revenues to achieve profitability, and we may never do so.

Financial Operations Overview

Revenue

We have not generated any revenue to date. In the future, we may generate revenue from product sales. In addition, to the extent we enter into licensing or collaboration arrangements, we may have additional sources of revenue. We expect that any revenue we generate will fluctuate from quarter to quarter as a result of the amount and timing of payments that we may recognize upon the sale of our products, to the extent that any products are successfully commercialized, and the amount and timing of fees, reimbursements, milestone and other payments received under any future licensing or collaboration arrangements. If we fail to complete the development of our product candidates in a timely manner or obtain regulatory approval for them, our ability to generate future revenue, and our results of operations and financial position, would be materially adversely affected.

Research and Development Expenses

Research and development expenses consist of costs associated with our research activities and the development of CF-301 and CF-404. Our research and development expenses consist of:

•	employee-related expenses, including salaries, benefits, travel and share-based compensation expense;

•	external research and development expenses incurred under arrangements with third parties such as contract research organizations, or CROs, contract manufacturers, consultants and academic institutions; and

•	facilities and laboratory and other supplies.

We expense research and development costs to operations as incurred. We account for non-refundable advance payments for goods and services that will be used in future research and development activities as expenses when the service has been performed or when the goods have been received, rather than when the payment is made.

To date, a large portion of our research and development work has related to the establishment of both our lysin and antibody platform technologies, the advancement of our research projects to discovery of clinical candidates and testing to support our IND application for CF-301. In the future, we intend to continue using our employee and infrastructure resources across multiple development as well as research projects. In the years ended December 31, 2012 and 2013, we recorded approximately $13.2 million and $9.1 million, respectively, of research and development expenses. A breakdown of our research and development expenses by category is shown below. We do not currently utilize a formal time or laboratory project expense allocation system to allocate employee-related expenses, laboratory costs or depreciation to any particular project. Accordingly, we do not allocate these expenses to individual projects or product candidates. However, we do allocate some portions of our research and development expenses in the product development, external research and licensing and professional fees, by project, including CF-301, as shown below.

The following table summarizes our research and development expenses by category for the years ended December 31, 2012 and 2013:

	Year Ended December 31,
	2012	2013
Personnel related	$2,978,817	$3,182,153
Product development	4,913,864	2,044,774
Laboratory costs	2,586,655	1,908,789
External research and licensing costs	2,209,690	1,175,221
Professional fees	475,511	591,609
Share-based compensation	46,574	230,629

	$13,211,111	$9,133,175

The following table summarizes our research and development expenses by program for the years ended December 31, 2012 and 2013:

	Year Ended December 31,
	2012	2013
CF-301	$5,136,801	$2,567,138
Other research and development	5,048,919	3,153,255
Personnel related and share-based compensation	3,025,391	3,412,782

	$13,211,111	$9,133,175

We anticipate that our research and development expenses will increase substantially in connection with the commencement of clinical trials for our product candidates. However, the successful development of future product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the scope, rate of progress and expense of our research and development activities;

•	clinical trial results;

•	the terms and timing of regulatory approvals;

•	our ability to market, commercialize and achieve market acceptance for our product candidates in the future; and

•	the expense, filing, prosecuting, defending and enforcing of patent claims and other intellectual property rights.

A change in the outcome of any of these variables with respect to the development of CF-301 or any other product candidate that we may develop could mean a significant change in the costs and timing associated with the development of CF-301 or such product candidate. For example, if the FDA or other regulatory authority were to require us to conduct clinical trials beyond those which we currently anticipate will be required for the completion of clinical development of CF-301 or if we experience significant delays in enrollment in any clinical trials of CF-301, we could be required to expend significant additional financial resources and time on the completion of the clinical development of CF-301.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for personnel, including share-based compensation expense, in our executive, finance and business development functions. Other general and administrative expenses include facility costs, insurance expenses and professional fees for legal, consulting and accounting services.

We anticipate that our general and administrative expenses will increase in future periods to support increases in our research and development activities and as a result of increased headcount, expanded infrastructure, increased legal, compliance, accounting and investor and public relations expenses associated with being a public company and increased insurance premiums, among other factors.

Interest Income

Interest income consists of interest earned on our cash and cash equivalents.

Interest Expense

Interest expense consists primarily of cash and non-cash interest costs, including the accretion of the carrying value of our Convertible Notes due 2015 to face value and the estimated value of equity linked securities issued in conjunction with the issuance of these notes, related to our outstanding debt. We capitalize costs incurred in connection with the issuance of debt. We amortize these costs over the life of our debt agreements as interest expense in our statement of operations.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and share-based compensation described in greater detail below. We base our estimates on our limited historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this prospectus. However, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our financial condition and results of operations:

•	accrual of research and development expenses; and

•	share-based compensation.

Accrued Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing quotations and contracts, identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses are related to fees paid to CROs in connection with research and development activities for which we have not yet been invoiced.

We base our expenses related to CROs on our estimates of the services received and efforts expended pursuant to quotes and contracts with CROs that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepayment expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in us reporting amounts that are too high or too low in any particular period. Differences between our estimates and amounts actually incurred to date, and any resulting adjustments, have not been material.

Share-Based Compensation

As we continue to expand our headcount, we expect to make additional stock option grants, which will result in additional share-based compensation expense. Accordingly, we describe below the methodology we have employed to date in measuring such expenses. Following the closing of this offering, stock option values will be determined based on the market price of our common stock.

We apply the fair value recognition provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock Compensation (“ASC 718”). Determining the amount of share-based compensation to be recorded requires us to develop estimates of the fair value of stock options as of their grant date. Share-based compensation expense is recognized ratably over the requisite service period, which in most cases is the vesting period of the award. Calculating the fair value of share-based awards requires that we make highly subjective assumptions. We use the Black-Scholes option pricing model to value our stock option awards. Use of this valuation methodology requires that we make assumptions as to the volatility of our common stock, the expected term of our stock options, the risk free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield. Because we are a privately-held company with a limited operating history, we utilize data from a representative group of companies to estimate expected stock price volatility. We selected companies from the biopharmaceutical industry with similar characteristics to us, including those in the early stage of product development and with a therapeutic focus. We use the simplified method as prescribed by SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term of stock option grants to employees as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term of stock options granted to employees. We utilize a dividend yield of zero based on the fact that we have never paid cash dividends and have no current intention to pay cash dividends. The risk-free interest rate used for each grant is based on the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected life. We estimated the fair value of options as of their grant date using a Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 31,
	2012	2013
Risk-free interest rate	1.03%	1.21%
Expected volatility	76.0%	73.2%
Expected term	6.19 years	6.22 years

The following table sets forth information regarding equity based awards during the years ended December 31, 2012 and 2013 and through March 31, 2014:

	Number of Shares Underlying Options Granted	Exercise Price Per Share	Estimated Fair Value Per Common Share at Grant Date
January 2012	1,000,000	$1.65	$0.28
March 2012	125,000	1.65	0.28
April 2012	219,000	1.65	0.28
May 2012	500,000	1.65	0.28
June 2012	410,000	1.65	0.28
August 2012	658,000	1.65	0.28
September 2012	20,000	0.50	0.32
November 2012	150,000	0.50	0.32
December 2012	300,000	0.50	0.32
February 2013	4,530,875	0.50	0.50
March 2013	10,000	0.50	0.50
May 2013	135,000	0.50	0.50
December 2013 .	250,000	0.86	0.61
March 2014	800,000	0.61	0.61

At March 31, 2014, options to purchase 16,073,503 shares of our common stock were outstanding. The aggregate intrinsic value of these options was              based on the initial public offering price of              per share.

Determination of the Fair Value of Common Stock

As there was no public market for our common stock, our board of directors determined the estimated fair value of our common stock for purposes of determining an appropriate exercise price for option grants, taking into consideration various objective and subjective factors, including:

•	estimates and analysis provided by contemporaneous independent valuations performed by an unrelated valuation specialist as of September 30, 2011, September 30, 2012, June 30, 2013 and December 31, 2013;

•	prices at which we sold shares of preferred stock to third-party investors;

•	comparative rights and preferences of the security being granted compared to the rights and preferences of our other outstanding equity;

•	comparative values of public companies discounted for the risk and limited liquidity provided for in the shares we are issuing;

•	our historical operating and financial performance;

•	the status of our research and development efforts;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or initial public offering, or sale of our company;

•	estimates and analysis provided by management;

•	external market conditions affecting the biopharmaceutical industry; and

•	the state of the IPO market for similarly situated privately held biotechnology companies.

Our assessment analyses were based on methodologies that first estimated the fair value of our business as a whole, or our enterprise value. Once we determined the expected enterprise value we then adjusted for expected cash and debt balances, allocated value to the various stockholders, adjusted to present value and discounted for lack of marketability.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an IPO or other liquidity event and the determination of the appropriate valuation methods. If we had made different assumptions, our share-based compensation expense, net loss and net loss per common share could have been significantly different.

Valuation Methodologies

We utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of our common stock as of each date an independent valuation was performed. The methodologies included (1) for options granted during the period from January 1, 2012 to May 6, 2013, an option pricing method to estimate our common stock and other equity values and (2) for options granted from June 30, 2013 to March 31, 2014, a probability-weighted expected return methodology (“PWERM”) that determined estimated values under IPO and sale scenarios based upon an assessment of the probability of occurrence of each scenario. Each valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates include assumptions regarding future performance, including the successful completion of pre-clinical studies and clinical trials and the time to completing an IPO or sale. Significant changes to the key assumptions used in the valuations could result in different fair values of common stock at each valuation date.

Key variables in the methodologies were as follows:

•	Underlying equity value—to estimate the value of our total equity, including both common and preferred equity, we utilized the marketable equity value based on the most recent round of preferred stock financing, our series B and C preferred stock financings, with a price of $2.58 per share and $3.30 per share, respectively, which we believed to be the most indicative of our value.

•	Volatility—volatility was estimated based on comparable publicly-traded companies over the period that matches the estimated time to liquidity.

•	Time to liquidity—we estimated time to a liquidity event based on the projected time to significant clinical or business development events that we believed could lead to an initial public offering or a company sale. Our estimates were based on our expectations of when we would have completed development or licensing milestones of CF-301 or our antibody combination for influenza. At that time, we believed that an initial public offering or other liquidity event could occur.

•	Risk-free interest rate—we determined the risk-free interest rate based on the yield of a U.S. Treasury bill with a maturity date closest to the estimated time to a liquidity event for our stockholders.

•	Discounts for lack of marketability—because we are a privately-held company, shares of our common stock are highly illiquid and, as such, warrant a discount in value from their estimated “marketable” price. We estimated the discount factor to be 35% in connection with the preparation of the audited financial statements included elsewhere in this prospectus for illiquidity using legal guidelines from U.S. Tax Court cases regarding privately-held business valuations, fundamental business factors and empirical studies on the discount for lack of marketability. We corroborated the discount factor based on the value of a put option compared to the value of common stock using a Black-Scholes option pricing model. We also considered that our preferred stock has rights that our common stock does not have, including anti-dilution protection, redemption rights and protective provisions in our certificate of incorporation. Our preferred stockholders have control and influence over the enterprise, which provides them with the optionality over future liquidity, financing and other decisions that the common stock option holders do not control.

At each valuation date, we used our historical financial performance and the then current budget or forecast as approved by our board of directors, to determine our estimated financing needs and forecasted cash balances for each exit scenario and exit date. We then estimated the probability and timing of each potential liquidity event based on management’s best estimate taking into consideration all available information as of the valuation date, including the stage of development of our product candidates, industry clinical success rates, our expected near-term and long-term funding requirements, and an assessment of the current financing and biopharmaceutical industry environments at the time of the valuation.

Discussion of Specific Valuation Inputs

The discussion below highlights the methodology and significant assumptions utilized to value our common stock for share-based compensation during the period January 2011 to March 2014.

September 30, 2011 valuation. The common stock fair value as of September 30, 2011 was estimated to be $0.28 per share. During the period between January 1, 2011 and August 31, 2011, the following developments affected our business and the value of our shares: we hired our Chief Medical Officer and Vice President of product development, completed two additional licensing agreements with The Rockefeller University, including the license to CF-301, and established our license agreement with MorphoSys AG, enabling an antibody discovery platform. In August and September 2011, we issued 4,429,707 shares of our Series C preferred stock at $3.30 per share to investors for proceeds of approximately $14.6 million.

The option pricing method was utilized to calculate an implied enterprise value using a Black-Scholes model, which was then allocated across the various classes of investors, ultimately resulting in a per share price for our common stock. In selecting the option pricing method, it was determined to be the most reliable given the expectation of various potential liquidity outcomes and the difficulty of supporting estimated exit values given our stage of development and financial position. The potential liquidity events used in the September 30, 2011 valuation had an estimated average time to occurrence of the event of 3 years. Other inputs into the model were a risk-free rate of 0.42%, volatility of 82% based on a group of comparable publicly traded companies, and a dividend yield of 0%. We applied a discount for lack of marketability, or DLOM, of 35% in determining the value of our common stock based on multiple mathematical models for calculating illiquidity discounts. We used the estimated fair value of a share of our common stock of $0.28 for purposes of determining our share-based compensation for all awards granted from September 1, 2011 through August 31, 2012.

September 30, 2012 valuation. The common stock fair value as of September 30, 2012 was estimated to be $0.32 per share. During the period between October 1, 2011 and September 30, 2012, the following developments affected our business and the value of our shares: we hired our Chief Financial Officer, opened our new headquarters and research laboratory in Yonkers, New York, and selected our first clinical candidate, CF-301, for advancement into IND enabling studies and manufacturing. We also completed the $30 million of Series C preferred stock financing, issuing 4,630,899 shares of our Series C preferred stock at $3.30 per share to investors for proceeds of approximately $15.3 million.

We continued to utilize the option pricing method to calculate an implied enterprise value and then allocated that value across the various classes of investors, ultimately resulting in a per share price for our common stock. The potential liquidity events used in the September 30, 2012 valuation had an estimated average time to occurrence of the event of 2.5 years. Other inputs into the model were a risk-free rate of 0.27%, volatility of 98% based on a group of comparable publicly traded companies, a dividend yield of 0% and a DLOM of 35%, in determining the value of our common stock. We used an estimated fair value of a share of our common stock of $0.32 for purposes of determining our share-based compensation for all awards granted from September 1, 2012 through February 26, 2013.

By February 27, 2013, we had completed our planned IND enabling studies of CF-301, manufactured clinical trial materials of CF-301 for use in early stage clinical trials and prepared our initial IND submission for CF-301. On February 27, 2013, we awarded options to purchase 4,530,875 shares of our common stock to our employees and directors under the amended and restated 2008 equity incentive plan (the “Amended 2008 Plan”). Our board of directors also approved an option exchange offer (the “Exchange Offer”) for eligible option holders with outstanding options with an exercise price in excess of $0.50 per share. The offering period for the Exchange Offer commenced on March 11, 2013 and expired on April 9, 2013. Participation in the Exchange Offer was voluntary. Options to purchase 4,532,823 shares of our common stock were exchanged under the tender offer. Both the new options grants and the exchange option grants were granted at an exercise price of $0.50 per share. We used an estimated fair value of a share of our common stock of $0.50 for purposes of determining our share-based compensation for all of the new and exchanged awards.

June 30, 2013 valuation. The common stock fair value as of June 30, 2013 was estimated to be $0.86 per share. During the period between February 28, 2013 and June 30, 2013, the following developments affected our business and the value of our shares: we filed our first IND for clinical candidate CF-301, received correspondence from the FDA that CF-301 was placed on clinical hold and identified two of the three antibodies in our combination therapy for influenza. We also completed the sale of $10.0 million of our Convertible Notes due 2015.

To value our common stock, and in consideration of the potential liquidity events that might have become available to us, including a potential IPO, we utilized a PWERM to determine the per share common stock value. As part of the analysis of potential liquidity scenarios, we utilized the guideline public company market approach, which estimates the value of a business by comparing a company to similar publicly-traded companies. We used the following probability weighted liquidity event scenarios:

Scenarios	Probability Weighting
High IPO	10%
Low IPO	10%
Delayed IPO	30%
Dissolution or Sale	50%

The introduction of an IPO as a potential liquidity event resulted in a lower DLOM of 20% in determining the value of our common stock. The estimated fair value of a share of our common stock was $0.86 for the period from July 1, 2013 through December 24, 2013. We did not grant any share-based compensation awards during this period.

December 31, 2013 valuation. The common stock fair value as of December 31, 2013 was estimated to be $0.61 per share. During the period between July 1, 2013 and December 31, 2013, the following developments affected our business and the decrease in value of our shares: CF-301 remained on clinical hold, we initiated additional pre-clinical studies of CF-301, MorphoSys initiated arbitration proceedings against us, and our founder and former chief executive officer, Dr. Robert Nowinski, departed from the Company. Additionally, we completed the sale of $2.0 million of additional Convertible Notes due 2015 and initiated in-licensing activities for our mAbs for the treatment of influenza with Trellis.

To value our common stock, we continued to utilize a PWERM to determine the per share common stock value. As part of the analysis of potential liquidity scenarios, we also continued to utilize the guideline public company market approach. We used the following probability weighted liquidity event scenarios:

Scenarios	Probability Weighting	DLOM
Early IPO	20%	10%
Delayed IPO	40%	15%
Dissolution or Sale	40%	30%

The overall probability of an IPO as a potential liquidity event increased and we determined that using a separate DLOM for each liquidity scenario was appropriate in determining the value of our common stock. We used an estimated fair value of a share of our common stock of $0.61 for purposes of determining our share-based compensation for all awards granted from December 25, 2013 through March 31, 2014.

Total share-based compensation expense was $0.2 million for the year ended December 31, 2012 and $2.3 million for the year ended December 31, 2013. As of December 31, 2013, we had $0.6 million of total unrecognized share-based compensation expense, which we expect to recognize over a weighted average remaining service period of approximately 2.15 years. We expect the expense to grow in future periods due to the potential increases in the value of our common stock and headcount.

There are significant judgments and estimates inherent in the determination of these valuations. These judgments and estimates include assumptions regarding our future performance, including the successful completion of our clinical trials and the time to complete an initial public offering or sale, as well as the determination of the appropriate valuation methods at each valuation date. If we had made different assumptions, our share-based compensation expense could have been different. The foregoing valuation methodologies are not the only methodologies available and they will not be used to value our common stock once this offering is complete. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of our future stock price.

Results of Operations

The following table summarizes key components of our results of operations for the periods indicated.

	Year Ended December 31,
	2012	2013
Operating expenses:
Research and development expenses	$13,211,111	$9,133,175
General and administrative expenses	$5,943,062	$10,163,259
Other income (expense)	$(129,281)	$(4,324,268)

Year ended December 31, 2013 compared to year ended December 31, 2012

Research and Development Expenses

Research and development expense was $9.1 million for the year ended December 31, 2013, compared with $13.2 million for the year ended December 31, 2012, a decrease of $4.1 million, or 31%. This decrease was primarily attributable to a $2.7 million decrease in spending on our lead product, CF-301, as we experienced delays entering clinical studies, a $1.0 million decrease in costs related to the MorphoSys antibody library due to non-recurring fees incurred in 2012, and a $0.4 million decrease in costs related to the support of our research efforts as we controlled spending throughout the year.

General and Administrative Expenses

General and administrative expense was $10.2 million for the year ended December 31, 2013 compared with $5.9 million for the year ended December 31, 2012, an increase of $4.3 million, or 71%. This increase was primarily attributable to $3.6 million in severance related charges for the termination of the former CEO’s employment agreement, including $1.0 million of non-cash share based compensation expense, and a $0.5 million increase in increase in legal and professional fees.

Other income (expense)

Other expense was $4.3 million for the year ended December 31, 2013 compared with $0.1 million for the year ended December 31, 2012, an increase of $4.2 million, or 3,245%. This increase was due primarily to the non-cash interest charges of $1.6 million associated with our Convertible Notes due 2015 and the change in fair value measurement of $2.6 million of our warrant and embedded derivative liabilities.

Liquidity and Capital Resources

Sources of Liquidity

We have financed our operations to date primarily through proceeds from sales of common stock and convertible preferred stock and issuances of convertible debt. To date, we have not generated any revenue from the sale of products. We have incurred losses and generated negative cash flows from operations since inception.

From inception through December 31, 2013, we have received gross proceeds of $0.2 million from the sale of common stock, $44.2 million from the sale of convertible preferred stock and $12.0 million from the issuance of our Convertible Notes due 2015.

As of December 31, 2013, our cash and cash equivalents totaled $4.1 million. We primarily invest our cash and cash equivalents in commercial savings accounts. We believe that our existing cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to fund our operations and our capital expenditures for at least the next 12 months. For more information on how we believe the proceeds of this offering will impact our liquidity, see “Use of Proceeds”. The following table summarizes our cash flow activity for each of the periods set forth below:

	Year Ended December 31,
	2012	2013
Net cash used in operating activities	$(16,310,204)	$(14,056,424)
Net cash (used in) provided by investing activities	$(158,917)	$1,588,570
Net cash provided by financing activities	$8,459,082	$8,726,860

Operating Activities

Net cash used in operating activities resulted primarily from our net losses adjusted for non-cash charges and favorable changes in the components of working capital. Net cash used in operating activities decreased in 2013, as compared to 2012, due to the decrease in costs associated with the development of our lead product candidate, CF-301. Accounts payable and accrued liabilities increased $2.0 million in 2013, as compared to 2012, due to the increase in our accrued liabilities associated with the severance charges recorded in conjunction with the departure of our former Chief Executive Officer. This increase was partially offset by the decrease in the amount of outstanding accounts payable for services completed by contract organizations for manufacturing and pre-clinical studies of CF-301. We capitalized deferred financing costs of $1.2 million in 2013, resulting in an equivalent increase in both other assets and accrued liabilities that has been offset in our presentation of the cash flows from operating activities for the year ended December 31, 2013. These costs will be netted against the proceeds of this offering and included in our presentation of the cash flows from financing activities for the period in which this offering closes.

Investing Activities

Net cash provided by investing activities in the year ended December 31, 2013 as compared to net cash used by investing activities in the year ended December 31, 2012 resulted from the elimination of the restricted cash account necessary to secure the capital lease that funded purchases of our equipment in prior years. The capital lease was repaid in September 2013. Additionally, we did not acquire any equipment in the year ended December 31, 2013.

Financing Activities

Net cash provided by financing activities in the years ended December 31, 2013 and 2012 primarily resulted from the issuance of an aggregate of $12.0 million of our Convertible Notes due 2015, less $1.3 million of issuance costs and $1.9 million for the repayment of debt in the year ended December 31, 2013 and the issuance of an aggregate of $9.6 million of Series C Convertible Preferred Stock, less $0.2 million in issuance costs, and $1.0 million for the repayment of debt in the year ended December 31, 2012.

Convertible Notes due 2015

From June 18, 2013 through October 30, 2013, we issued approximately $12.0 million aggregate principal amount of our 8.00% Convertible Notes due May 31, 2015 (the “Convertible Notes due 2015”). The principal amount of the Convertible Notes due 2015 and all accrued and unpaid interest thereon will automatically convert into shares of our common stock upon the closing of this offering. The conversion price of the Convertible Notes due 2015 will be a 25% discount to the initial public offering price for the shares of common stock offered hereby, or $1.65, whichever is lower, subject in each case to adjustment.

Purchasers of the Convertible Notes due 2015 also received warrants to purchase 50% of the total number of common shares into which the note purchased by the holder is convertible. The exercise price of the warrants will be a 25% discount to the initial public offering price for the shares of common stock offered hereby, or $1.50 in the event there is no initial public offering by April 18, 2014, whichever is lower, subject in each case to adjustment.

The placement agent for the sale of the Convertible Notes due 2015 also received warrants to purchase 10% of the total number of common shares into which all notes purchased by the holders are convertible. The exercise price of the warrants will be equal to 110% of a 25% discount to the initial public offering price for the shares of common stock offered hereby, or $1.65, whichever is lower, subject in each case to adjustment.

Funding Requirements

All of our product candidates are still in pre-clinical development. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

•	continue the ongoing pre-clinical studies, and initiate the planned clinical trials, of our product candidates;

•	continue the research and development of our other product candidates and our platform technology;

•	seek to identify additional product candidates;

•	acquire or in-license other products and technologies;

•	seek marketing approvals for our product candidates that successfully complete clinical trials;

•	establish, either on our own or with strategic partners, a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	maintain, leverage and expand our intellectual property portfolio; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and future commercialization efforts.

We believe that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, and the extent to which we may enter into collaborations with third parties for development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of our current product candidates. Our future capital requirements will depend on many factors, including:

•	the progress and results of the clinical trials of our lead product candidates;

•	the scope, progress, results and costs of compound discovery, pre-clinical development, laboratory testing and clinical trials for our other product candidates;

•	the extent to which we acquire or in-license other products and technologies;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the costs of future commercialization activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

•	revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

•	our ability to establish any future collaboration arrangements on favorable terms, if at all.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

We will also incur costs as a public company that we have not previously incurred, including, but not limited to, costs and expenses for increased personnel costs, increased directors fees, increased directors and officers insurance premiums, audit and legal fees, investor relations and external communications fees, expenses for compliance with the Sarbanes-Oxley Act and rules implemented by the SEC and NASDAQ and various other costs.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2013:

	Payments by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations (1)	$11,963,650	$—	$11,963,650	$—	$—
License agreements (2)	2,929,194	908,200	1,510,994	310,000	200,000
Operating lease obligations (3)	13,079,697	818,815	1,687,086	1,755,244	8,818,552

Total	$27,972,541	$1,727,015	$15,161,730	$2,065,244	$9,018,552

(1)	Includes approximately $12.0 million aggregate principal amount of our Convertible Notes due 2015, which are payable on May 31, 2015. All of such notes will convert into shares of our common stock upon the closing of this offering.
(2)	Includes certain amounts payable under our licenses and sponsored research agreements with The Rockefeller University, MorphoSys AG and Trellis Bioscience LLC. The payments do not include $0.5 million payable in Series C-1 Preferred Stock to Trellis Bioscience LLC on or before July 29, 2014. The payments do include amounts currently under dispute under the MorphoSys license agreement that is the subject of a pending arbitration. See “Business — Legal Proceedings”.
(3)	We lease office and laboratory space under non-cancelable operating lease agreements expiring on December 31, 2027.

In addition to the commitments discussed above, we have commitments to make potential future milestone payments to third parties under our licenses and sponsored research agreements totaling approximately $10.1 million, which assumes one product achieving all applicable development and regulatory milestones under each agreement, excluding the MorphoSys license agreement. These milestones primarily include the commencement and results of clinical trials and obtaining regulatory approval in various jurisdictions, the outcome and timing of which are difficult to predict and subject to significant uncertainty. In addition to the milestones discussed above, we are obligated to make additional payments upon the achievement of future sales milestones and to pay royalties on future sales, both of which are contingent on generating levels of sales of future products that have not been achieved and may never be achieved. Since we are unable to reliably estimate the timing and amounts of such milestone and royalty payments, or whether they will occur at all, these contingent payments have been excluded from the table above.

In the course of normal business operations, we also have agreements with contract service providers to assist in the performance of our research and development and manufacturing activities. We can elect to discontinue the work under these agreements at any time. We could also enter into additional sponsored research, contract research, manufacturing, and supplier agreements in the future, which may require upfront payments and even long-term commitments of cash.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we are currently not party to, any off-balance sheet arrangements.

Multiemployer Plans

We did not have during the periods presented, and we are currently not party to, any multiemployer plans.

JOBS Act

The JOBS Act provides that an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

Additionally, as an “emerging growth company,” we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 or (ii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

Change in Accountants

In preparation for this offering, we released EisnerAmper LLP and engaged Ernst & Young LLP as our independent registered public accounting firm effective as of April 16, 2013. The decision to appoint Ernst & Young LLP and release EisnerAmper LLP was recommended by our audit committee and subsequently approved by our board of directors.

The report of EisnerAmper LLP on our financial statements for the year ended December 31, 2011 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit of our financial statements for the year ended December 31, 2011 and through our change of auditors, there were no disagreements with EisnerAmper LLP on any matters of accounting principles or practices, financial statement disclosures or auditing scope or procedures, which if not resolved to EisnerAmper LLP’s satisfaction would have caused EisnerAmper LLP to make reference to the matter in their report.

In connection with our audited financial statements for the year ended December 31, 2011 through our change of auditors, there have been no reportable events with us as set forth in Item 304(a)(1)(v) of Regulation S-K.

We requested that EisnerAmper LLP furnish us with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of the letter, dated April 17, 2014, is filed as an exhibit to the registration statement of which this prospectus forms a part.

BUSINESS

Our Company

We are a biotechnology company focused on discovering and developing therapeutic protein and antibody products for life-threatening, drug-resistant infectious diseases, particularly those treated in hospital settings. Due to drug-resistant and newly emerging pathogens, hospital acquired infections are currently the fourth leading cause of death in the United States, following heart disease, cancer and stroke. We intend to address drug- resistant infections using our therapeutic product candidates from our lysin and monoclonal antibody platforms to target conserved regions of either bacteria or viruses. Lysins are enzymes that are produced in the life cycle stage of a bacteriophage, a virus that infects and kills bacteria. Lysins can digest bacterial cell walls and are fundamentally different than antibiotics because they kill bacteria immediately upon contact. We believe the properties of our lysins make them suitable for the treatment of antibiotic-resistant organisms that can cause serious infections such as Staph aureus bacteremia, pneumonia and osteomyelitis, and the treatment of biofilm-related indications for infected prosthetic joints, indwelling devices and catheters. In addition to our lysins, we are exploring therapies using mAbs that block and disarm virulence factors of bacteria and viruses, rendering them vulnerable to the body’s natural immune response. Our product candidates have not yet entered clinical trials. Our most advanced product candidates are CF-301, a lysin for the treatment of Staph aureus bacteremia, and CF-404, a combination of mAbs for the treatment of life-threatening seasonal and pandemic varieties of influenza.

Our Focus—Therapeutic Approach

Our lysin and antibody drug development approach involves creating drugs that target the conserved regions of bacteria and viruses to mitigate evolutionary escape mechanisms, preventing resistance to our drugs. In addition, we have sought to further reinforce our drugs’ chances against resistance by employing a combination strategy. Current therapeutic industry practice focuses on monotherapy—the use of one drug at a time. Should the drug not be effective, then a second drug is used. We believe that monotherapy with antibiotics exerts an evolutionary pressure on mutant strains promoting the formation of drug-resistant pathogens. To bypass this, we believe that treatment of drug-resistant pathogens requires a new approach—one focusing on combination therapy. By simultaneously attacking multiple targets on pathogens, no single mutation or genetic reassortment can result in complete escape from therapy.

Our Competitive Strengths

We believe the following strengths will enable us to progress our product candidates through pre-clinical and clinical development:

•	Our lysins possess rapid bactericidal activity. Lysins have the ability to kill bacteria immediately upon contact. Traditional antibiotics, and most cytotoxic agents, require bacterial cell division and metabolism to exert their effect, which can take hours or days to be effective. CF-301 has demonstrated in vitro the ability to kill Staph aureus bacteria seconds after contact. Based upon these data, we believe our lysins, combined with SOC, have the potential to reduce treatment times and therefore improve patient outcomes and shorten hospital stays.

•	Our mAb platform includes fully human mAbs. We have access to technology that isolates antibodies directly from human blood samples, enabling the screening of billions of human mAbs with different binding sites.

•	Minimal resistance to date in pre-clinical in vitro study. Our lysins target the conserved regions of bacteria and our mAbs target the conserved regions of viruses. Based on our research and experimentation in pre-clinical in vitro studies to date, bacteria have shown minimal resistance to our lysins. It is our intention to maintain this attribute for all of our product candidates.

•

Our product candidates are highly specific. A key feature of our lysins that distinguishes them from many standard-of-care antibiotics is their ability to target pathogenic antibiotic-resistant bacteria, as well as those that are antibiotic-sensitive, while sparing healthy bacteria. Our mAbs specifically target conserved regions of principal influenza strains, which in turn allows the mAb to be effective against many different variations of the principal strain.

•	Minimal competition. There are limited treatment options for life-threatening infectious diseases, such as bacteremia, pneumonia, osteomyelitis, influenza, meningitis and endocarditis. For example, there are only two FDA approved drugs for the treatment of MRSA bacteremia, vancomycin and daptomycin, and there are only four approved drugs for the treatment of influenza—Tamiflu, Relenza, Symmetrel and Flumadine—although only Tamiflu is widely used in practice. MRSA have shown resistance to both MRSA bacteremia drugs. Influenza has demonstrated a strong propensity for developing resistance to Tamiflu, and the clinical benefit of Tamiflu is greatest when antiviral treatment is administered early, especially within 48 hours of influenza illness onset.

•	Diverse research pipeline behind our lead products. Our lysin discovery platform provides a steady pipeline of novel lysins for research consideration and has recently generated gram negative lysins of interest. Our mAb platform and strategy have yielded an innovative program for the treatment of influenza.

•	Deep patent portfolio. We have a deep patent portfolio consisting of 16 families of patents and patent applications in the United States and certain foreign jurisdictions, which include seven issued U.S. patents. This portfolio includes patent applications filed by us and patents and patent applications licensed from Rockefeller and Trellis.

•	Substantial market opportunity. Our market opportunity has accelerated and expanded as antibiotic resistance has become a major threat to global public health. Hospital-based infections are currently the fourth leading cause of death in the United States, following heart disease, cancer and stroke. Recently, these pathogens have become a significant threat outside the hospital, moving rapidly into the community at large.

•	Experienced leadership team. Our management team and board of directors, together with our founders, have formed nine companies that have gone on to produce multibillion dollar drugs such as Revlimid, Thalomid, Cialis and Tobi.

Our Strategy

Our strategy is to use our therapeutic products to achieve a leading market position in the treatment of life-threatening infectious diseases, including drug-resistant pathogens. We plan to pursue commercialization of therapeutic products through discovery, acquisition and development of protein and antibody products as follows:

•	Advance our lead product candidates, CF-301 and CF-404, into clinical trials and demonstrate superiority over standard-of-care drugs;

•	Advance additional product candidates from our lysin portfolio;

•	Acquire additional foundation technologies that enable the efficient discovery of mAbs; and

•	Acquire or discover mAbs that treat infectious diseases by blocking and disarming the virulence factors of bacteria and viruses

Our Pipeline

Our product candidates are intended to treat these antibiotic-resistant infections and viruses through novel methods and our current pipeline of product candidates and advanced research programs is reflected in Figure 1:

Figure 1: Product Pipeline

Lysins

Background

Bacteria can be divided into two groups based on structural differences of the bacteria’s outermost walls: (a) “gram-positive” and (b) “gram-negative”. Gram-positive bacteria have an outermost cell wall of peptidoglycan (a structure consisting of sugars and amino acids), which, when exposed to a dye known as the “Gram-stain,” absorb the dye and appear dark blue or violet when viewed under a microscope. Gram-negative bacteria have an additional outer membrane that prevents the Gram-stain from penetrating the peptidoglycan and, therefore, do not appear dark blue or violet when viewed microscopically. The additional outer membrane has also made gram-negative bacteria harder for lysins to penetrate. However, we have discovered and have multiple research programs on lysins that kill gram-positive and gram-negative bacteria.

Lysins are bacteriophage enzymes that have been shown to digest the peptidoglycan of the bacteria cell wall in in vitro experiments. Once the cell wall is breached, the bacteria lyses in a virtually explosive manner due to the high internal osmotic pressure of its cytoplasm. We believe lysins are unlike standard-of-care antibiotics, especially regarding their mechanism and speed of action. Traditional antibiotics, and most cytotoxic agents, require bacterial cell division and metabolism to occur in order to exert their effect (i.e., cell death or cessation of growth). Based on in vitro tests, lysins, however, are fundamentally different in that they kill bacteria immediately upon contact.

In cooperation with Rockefeller, we have built a deep pipeline of recombinant forms of lysins for use as human therapeutics. We acquired worldwide exclusive license rights to patents of nine lysins from Rockefeller. Each lysin targets specific gram-positive bacteria, including drug-sensitive and drug-resistant forms of Staph aureus, pneumococcus, group B streptococcus, enterococcus and anthrax. Significantly, our lysins digest only the specific types of bacteria they target, which we believe will avoid the damaging side effects that often occur when conventional antibiotic treatments kill the body’s healthy, desirable bacteria. Table 1 sets forth the lysins for which we have acquired licenses to patents from Rockefeller, the bacteria that each lysin targets and the diseases associated with such bacteria.

Table 1: Lysins Licensed from The Rockefeller University

Lysin	Bacteria	Disease
CF-301	Staphylococcus aureus	Bacteremia*
CF-302	Staphylococcus aureus	Abscesses*
Pneumonia
Endocarditi
Meningitis

CF-303	Pneumococcus	Pneumonia*
CF-309	Pneumococcus	Bacteremia*
Endocarditis*
Meningitis*
Otitis Media*

CF-304	Enterococcus	Serious Intestinal Infections

CF-305	Group B Strep	Neonatal Meningitis*

CF-306	Anthrax	Serious Bacteremia*
CF-307	Anthrax
CF-308	Anthrax

*	Indicates published data.

Our Lysin Discovery Platform

We employ bioinformatics and a series of metagenomic-based techniques to clone bacteriophage lysins from bacterial, viral, and environmental sources. The field of metagenomics is based on the bulk extraction of DNA/RNA from environmental samples (e.g., soil, water, etc.) without prior isolation of individual microbial sources. This is useful when one considers that less than 1% of microbes are culturable under standard laboratory conditions. Once extracted, the metagenomic DNA can then be examined using sequence-based methods or by proprietary functional screens. These functional screens for bacteriophage lysin activity form the basis for our lysin discovery work.

For the functional metagenomic work that we perform, environmental genes are expressed in a recombinant format in a standard host organism (i.e., Escherichia coli) and cells are monitored for the acquisition of a desired phenotype. We can vary both the source of environmental DNA and the way we monitor for desired phenotypes to focus only on environmental populations enriched for bacteriophage lysins that can actively kill a pathogen of interest. We sample various DNA sources including viral, prophage, and pathogen-amplified viral metagenomics. Multiple methods for both DNA library construction and for functional screening are used in parallel in order to maximize lysin identification.

We have also established additional discovery methodologies, including bioinformatics analysis of the rapidly expanding databases of bacterial genomic sequences. The highly conserved modular structure of lysins, combined with sequence homologies amongst different lysin classes, enable the rapid analysis of putative lysins from DNA databases. Such sequences can be readily synthesized and screened for lytic activity against any pathogen of interest.

The application of these methods enables the large scale identification of lysins, enabling the production of lysin banks specific for any particular pathogen. We believe the ability to rapidly identify lysins specific for any pathogen of interest, either by in vitro or in silico methods, will provide a steady pipeline of novel lysins for consideration as potential antimicrobial therapeutic candidates.

Our most advanced lysin product, CF-301, is providing biologic and pharmacologic insights into our entire portfolio of lysins to optimize these molecules with highly differentiated properties through research and development. The goal of the CF-301 program is to treat Staph aureus bacteremia and then to expand CF-301 treatment to additional indications, including pneumonia, osteomyelitis and biofilm-based infections. Our objective is to gain market leadership in lysin-based drugs for serious life-threatening drug-resistant infections as well as all Staph aureus-related indications.

We intend to pursue pre-clinical and clinical development of additional lysins. In addition to the lysins we have licensed from Rockefeller and our in-house lysin discovery program, we have an active sponsored research agreement for the discovery of new lysins with Dr. Vincent Fischetti’s Laboratory of Bacterial Pathogenesis and Immunology at Rockefeller, where we have the first right to negotiate a license to all discoveries concerning lysins through October 2016. The primary focus of our in-house and sponsored research is the discovery of lysins to target gram-negative bacteria.

Our Lead Lysin Program: CF-301

We intend to pursue the development of CF-301 for the treatment of Staph aureus bacteremia, a blood borne infection, which caused 119,000 hospital admittances in 2011 and causes approximately 30,000 deaths per year in the United States. We filed our IND application with the FDA on March 7, 2013, and this application is currently on clinical hold. See “Risk Factors—Our IND application for CF-301 has been placed on clinical hold by the FDA and there are no assurances that we will be permitted to initiate clinical trials on our intended timeline or at all” and “—CF-301: Clinical Status.” Our pre-clinical studies to date have shown that CF-301 has the following attributes:

•	Rapid bactericidal activity. CF-301 kills Staph aureus bacteria in vitro seconds after contact. Currently, mortality from Staph bacteremia remains close to 30% with treatment on standard-of-care drugs. The average length of hospitalization due to Staph aureus bacteremia is 21 days and the average total cost of hospitalization is $114,000. We believe our lysins, combined with standard-of-care antibiotics, have the potential to improve patient outcomes, shorten treatment times and reduce the length of hospital stays.

•	Highly specific to all forms of Staph aureus bacteria. CF-301 exhibits activity specific to all forms of Staph aureus, including MRSA and VRSA. Significantly, our lysins digest only the specific type of target bacteria, which we believe will avoid damaging side effects that often occur when conventional antibiotic treatments kill the body’s healthy, desirable bacteria.

•	Minimal resistance. To date, bacteria show minimal resistance to CF-301’s killing activity in vitro.

•	Minimal competition. There are only two FDA approved drugs for the treatment of MRSA bacteremia, vancomycin and daptomycin. MRSA bacteremia has shown resistance to both drugs.

•	Synergy with standard-of-care antibiotics. We have discovered a strong synergistic effect between CF-301 and several standard-of-care antibiotics, including daptomycin, vancomycin and oxacillin. Synergy is defined as the interaction of two or more agents so that their combined effect is greater than the sum of their individual effects. We intend to seek approval for CF-301 in combination with these standard-of-care antibiotics for Staph aureus bacteremia. We believe that the use of CF-301 in combination with, rather than as a replacement for, standard-of-care antibiotics, may help speed adoption of our product by physicians.

•	Eradicates biofilms. CF-301 eradicates biofilms that protect bacterial infections in the body, and on indwelling devices such as prosthetics, from antibiotics. Biofilms render infections up to 1,000-fold more resistant to penetration by antibiotics. Infected human tissues, such as a valve in endocarditis or bone in osteomyelitis, or indwelling medical devices, such as central venous catheters, prosthetic joints and pacemakers, are common sites for biofilm formation, providing a hurdle for effective treatment with antibiotics alone.

•	Patent protection. If issued as we expect, the CF-301 patent would have protection through 2032.

A key feature of lysins that distinguishes them from standard-of-care antibiotics is their ability to target pathogenic antibiotic-resistant bacteria, as well as those that are antibiotic-sensitive. Antibiotic resistance is a major threat to global public health. Table 2 sets forth the ability of CF-301 to kill all Staph aureus isolates tested, regardless of their antibiotic-resistance profile. In this experiment, we tested 250 different drug sensitive and resistant isolates of Staph aureus. The isolates (which are classified by the particular drugs they are sensitive or resistant too) tested included methicillin-sensitive (“MSSA”), MRSA, VRSA, linezolid-resistant (“LRSA”) and daptomycin-resistant (“DRSA”) Staph aureus. The isolates were all analyzed to determine their sensitivity to CF-301 (and standard-of-care drugs) as measured by the Minimum Inhibitory Concentration (“MIC”) value. The MIC value is the minimum dose of drug that is required to kill a standard amount of bacteria over a 24-hour period. Based on demonstrated MIC values, CF-301 was shown to be active against all the strains tested (‘+’), while subsets of the Staph aureus strains were resistant to daptomycin, vancomycin or linezolid (‘–’).

Table 2: In Vitro Sensitivity of Antibiotic-Sensitive and Antibiotic-Resistant Staph aureus to CF-301

Strain (n=250)	CF-301	Daptomycin	Vancomycin	Linezolid
MSSA (103)	+	+	+	+
MRSA (120)	+	+	+	+
VRSA (14)	+	+	-	+
LRSA (5)	+	+	+	-
DRSA (8)	+	-	+	+

Lysins have been shown to kill bacteria upon contact and demonstrate bactericidal activity (a 3-log drop in colony forming units (“CFU”) per mL) in minutes. The figure below compares the rate at which lysins kill bacteria to the rates at which conventional antibiotics kill bacteria. CF-301 reduced the number of Staph aureus bacteria in tests on 62 strains (20 MSSA; 42 MRSA) by 99.9% within 30 minutes. In contrast, daptomycin required six hours to achieve the same level of cell kill, while vancomycin failed to achieve a 99% cell kill during the same six-hour test period. The high speed of killing bacteria is one of the primary reasons we believe lysins could be a highly desirable therapeutic option for the treatment of rapidly advancing bacterial infections.

Figure 2: CF 301’s Rapid Bactericidal Activity In Vitro

*	The star symbols indicate the limit of detection in the plating assay.

CF-301: Synergy of Lysins with Standard-of-Care Antibiotics

We have discovered a strong synergistic interaction between lysins and several standard-of-care antibiotics, including daptomycin, vancomycin and oxacillin in in vitro tests (data not shown). When used in combination, lysins and antibiotics offer a dual attack on pathogenic bacteria that is far greater than the sum of their individual contributions. The result is significantly improved killing of bacteria.

To demonstrate synergy in vivo, we have developed animal models where the CF-301 could be tested as single agent (monotherapy) or in combination with a standard-of-care antibiotic (combination therapy). When used alone, CF-301 has potent anti-Staph activity that demonstrates a dose/response effect. Figure 3 below presents the results of the dose/response of animals infected with 10 million CFU of Staph and treated 3 hours later with various doses of CF-301 (Standard Bacteremia Model). As pictured on the graph below, all mice receiving at least 0.5 mg/kg of CF-301demonstrated at least 90% survival, whereas doses below 0.5 mg/kg resulted in lesser survival rates.

Figure 3: CF-301 Dose Response in Mice in the Standard Bacteremia Model

The hallmark of our strategy and the development of CF-301 is the synergistic activity of CF-301 with standard-of-care antibiotics daptomycin and vancomycin for MRSA and oxacillin for MSSA (data not shown for oxacillin). For this purpose we developed an animal model where the bacterial infection burden was so high (one billion CFU) that standard-of-care antibiotics used at their humanized doses failed to have significant cure rates (High Burden Bacteremia Model). We then titrated the dose of CF-301 down in this model so that CF-301 alone would also fail to have significant cure rates. We treated groups of these animals with the drugs alone and in combinations to determine if there was synergy and an improvement in efficacy.

Figure 4 below presents the results of the combination of CF-301 and daptomycin when applied to the animal model. Control mice treated with buffer (diamonds) succumbed to bacterial infection within 12 hours. Administration of a clinical dose of daptomycin as a single agent (triangles) resulted in clinical failure, as only 23% of mice survived. When CF-301 (squares) was dosed as a single agent, only 11% of mice survived. In contrast, when mice received the combination of CF-301 and daptomycin (circles), 80% survived the bacterial challenge, demonstrating superiority of the combination therapy over the single-drug regimens.

Figure 4: Combination Therapy of CF-301 with Daptomycin in High Burden Bacteremia Model

Figure 5 presents the results of the combination of CF-301 and vancomycin when applied to the animal model. Control mice treated with buffer (diamonds) succumbed to bacterial infection within 12 hours. Administration of a clinical dose of vancomycin as a single agent (triangles) resulted in clinical failure, as only 3% of mice survived. When CF-301 (squares) was dosed as a single agent, only 3% survived. In contrast, when mice received the combination of CF-301 and daptomycin (circles), 67% survived the bacterial challenge, demonstrating superiority of the combination therapy over the single-drug regimens.

Figure 5: Combination Therapy of CF-301 with Vancomycin in High Burden Bacteremia Model

We have tested the combination of CF-301 with daptomycin, vancomycin and oxacillin in 30 different experiments (including the Standard and High Burden Bacteremia Models) with over 1,700 mice. In each experiment the combination therapy was proven superior to therapy with single drugs alone. As a result, we decided to pursue clinical development of the combination of CF-301 and standard-of-care antibiotics for the treatment of Staph aureus bacteremia as CF-301’s first indication.

To further explore the activity of CF-301 in combination with standard of care antibiotics for the treatment of life-threatening, drug-resistant infections, we engaged the LA Biomed Research Institute at Harbor-UCLA Medical Center (“UCLA”) to perform a study in their rat infective endocarditis (“IE”) model. The model was developed at UCLA and has become a well-established experimental animal model and has been used for assessing possible efficacy of therapeutic agents in IE. The primary endpoint of this model is a reduction in the amount of bacteria (measured as CFUs) on the heart valve, in the kidney and in the spleen. Survival during the course of the treatment period was considered a secondary endpoint, as the study was not designed to see the long-term effects of the four day treatment on overall survival. Our study examined the activity of CF-301, alone and in combination with vancomycin, in UCLA’s prototypical high-burden biofilm infection rat IE model. Using vancomycin as the comparator, management and the investigator determined that an agent that achieves a 2-log (or 99%) decrease in the CFU in the vegetation on the heart valve, spleen and kidney compared to vancomycin alone would be a very good result, an agent that achieves a 3-log (or 99.9%) reduction would be impressive. We worked directly with UCLA to design the study, and the description of the methods and results follows below.

Figure 6 presents the results of the combination of CF-301 alone and in combination with vancomycin as compared to both buffer and vancomycin alone in the rat IE model. In this study, animals were infected with MRSA and began receiving treatment 24 hours later for four consecutive days. All animals were terminated 18 hours after the final dose and the heart, kidneys and spleen were assessed for the amount of bacteria present. Groups of rats were treated with buffer (black), 1 mg/kg CF-301 IV once per say (data not shown), 10 mg/kg CF-301 IV once per day (dark grey), 120 mg/kg vancomycin SubQ BID (subcutaneous, twice per day) (medium grey), the combination of 1 mg/kg/day and vancomycin (data not shown) and 10/mg/kg/day CF-301 and vancomycin (light grey). In general, across the organs the same activity was seen; both dose levels of CF-301 alone performed nearly identically to the buffer, the vancomycin treated animals had between 0.5 and 1-log reduction in CFUs compared to buffer, and the 10 mg/kg/day CF-301/ vancomycin combination treated animals had 3-log reductions compared to vancomycin treated animals in the heart and kidney, and a 2-log reduction in spleen. As for mortality outcomes, buffer and 1 mg/kg/day CF-301 monotherapy resulted in no survivors, 10 mg/kg/day CF-301 monotherapy resulted in 37.5% survival, and vancomycin monotherapy and both of the CF-301/vancomycin treatment groups exhibited 100% survival.

Figure 6: Combination Therapy of CF-301 with Vancomycin in Rat Infective Endocarditis Model

These data support our belief that CF-301, in combination with SOC, should be tested in human clinical studies in patients with invasive Staph infections, such as bacteremia caused by MSSA or MRSA.

CF-301: Impact of Lysin on Antibiotic-Resistant Biofilms

Biofilm formation is a common protective mechanism for bacteria and a key feature associated with bacterial pathogenesis. Biofilms are characterized by densely packed bacterial cells that grow in communities and are enclosed within a complex matrix of dead bacteria and excess cell wall components. This densely packed biofilm matrix renders biofilm-based infections up to 1,000-fold more resistant to penetration by antibiotics. Infected human tissues, such as the heart valve in endocarditis or bone in osteomyelitis, or indwelling medical devices, such as central venous catheters, prosthetic joints and pacemakers, are common sites for biofilm formation, providing a hurdle for effective treatment with antibiotics alone. Biofilm coating of bacterial infections in human medicine is estimated to occur in more than 60% of bacterial infections, costing the healthcare system billions of dollars, yet no product capable of eradicating biofilms is on the market today. For this reason, novel treatment strategies and antimicrobial agents with activity toward biofilms remain a serious unmet medical need.

Since CF-301 disrupts the outer wall of Staph aureus by enzymatic lysis, we performed studies to determine if CF-301 would also disrupt biofilms. For this purpose, we cultured Staph aureus for 24 hours within wells of polystyrene dishes typically used for the culture of cells, at which point a dense biofilm formed on the dish surface. Dishes were incubated for up to 24 hours with high-dose (1,000x MIC) daptomycin, vancomycin or linezolid, or lower-dose (1xMIC) CF-301. After the four-hour treatment, dishes were washed and stained with a dye that stains the biomass of a biofilm a dark blue color. In dishes treated with CF-301, there was no visual biofilm present after two hours of treatment, whereas in dishes treated with antibiotics for up to 24 hours, the biofilm biomass remained intact (Figure 7). These findings are consistent with the inability of these antibiotics to penetrate and clear biofilm material. This demonstrated that CF-301 was at least 1,000-fold more potent than standard-of-care antibiotics at destroying bacterial biofilms.

Figure 7: Sensitivity of Staph Aureus Bacteremia Biofilms to CF-301 Versus Standard-of-Care Antibiotics.

In order to assess CF-301’s ability to work on the surface of medically relevant devices, we grew Staph aureus biofilms in medical catheters. To experimentally accomplish this, we grew a culture of MRSA in a catheter and incubated it at body temperature. Biofilms growing in the interior of the catheters were treated for four hours with CF-301 or daptomycin at different concentrations. To determine the effect of the treatments, the catheters were flushed with buffer and then stained with methylene blue dye to visualize residual biofilm. CF-301 was found to lyse and remove the biofilm when diluted to a level of 0.01x MIC, while daptomycin failed to remove the biofilm at 5,000x MIC, demonstrating that CF-301 had a million-fold greater activity against the Staph aureus biofilm than the antibiotic in this setting (Figure 8).

Figure 8: Sensitivity of Staph Aureus Bacteremia Biofilms of CF-301 Versus Daptomycin

To microscopically visualize CF-301’s disruption of biofilms, we inoculated Staph aureus into a catheter where it attached to the wall of the plastic and formed a dense 3-dimensional structure. We then treated the interior of the catheter with CF-301 at 1x MIC. At various time intervals after treatment the interior of the catheter was sectioned and examined by scanning electron microscopy (“SEM”), select images shown below in Figure 9. In the untreated catheter (left panel) the majority of Staph aureus cells (little circles in the pictures below) were found within a biofilm. However, within 30 seconds of exposure to CF-301, the dense biofilm was largely removed and only single cells were observed (middle panel). Fifteen minutes following exposure to CF-301 (right panel), the biofilm was completely stripped and residual Staph aureus cells which had been beneath the biofilm were killed, in effect, sterilizing the catheter. These images emphasize the rapid and potent activity of CF-301 against bacterial biofilms. Taken together with the lack of efficacy that antibiotics display against biofilms, we believe CF-301 represents a new therapeutic option against what were previously untreatable biofilms.

Figure 9: Sensitivity of Staph Aureus Bacteremia Biofilms Grown on Catheters to CF-301 Product Development

CF-301: Clinical Status

We are actively pursuing the development of CF-301 for the treatment of Staph aureus bacteremia. We filed our IND for CF-301 in March of 2013 and the FDA placed the IND on clinical hold in April of 2013. The FDA can place a clinical trial on hold for a variety of reasons. The CF-301 IND was placed on clinical hold because the FDA believes that the results of our pre-clinical studies submitted to the FDA do not provide sufficient information to assess potential risks to subjects in our proposed clinical trial; specifically, the FDA requested additional studies to define the safe starting dose for CF-301 in a human Phase I clinical trial by identifying a dose that causes no observed adverse effects in a second animal species, characterizing the potential for hypersensitivity after exposure to CF-301, and identifying a predictive biomarker of toxicity that could be used to stop a Phase 1 study, if necessary.

During 2013 and early 2014, we completed additional pre-clinical studies in rodents aimed at addressing the concerns raised by FDA. We believe that these studies determined a dose where there was no observable effect level (NOEL) and a no observable adverse effect level (NOAEL) in rats. The studies also demonstrated that upon first exposure to CF-301 no hypersensitivity reaction occurs, but upon administration of a second course of CF-301, given two weeks after the completion of the first course of therapy, hypersensitivity does occur. Based on these results, we conducted further studies in a mouse model of hypersensitivity in which we co-administered corticosteroids or anti-histamines with CF-301. These studies showed that co-administration of corticosteroids or anti-histamines with CF-301 during a second course of therapy prevented the hypersensitivity from occurring. If FDA agrees to lift the clinical hold, at this time we do not plan to administer a second course of therapy.

We have also considered the risk of hypersensitivity occurring upon first administration of CF-301 due to potential prior exposure to the active protein component of CF-301 from the environment, as it is a naturally occurring protein. If an individual had prior exposure to the active protein component of CF-301, he would have detectable anti-CF-301 antibodies in his body. Therefore, to avoid the potential risk of hypersensitivity occurring upon first administration of CF-301, we have developed and validated an assay to test people for antibodies to CF-301 prior to CF-301 administration. If FDA agrees to lift the clinical hold, we plan to exclude any people from receiving CF-301 that test positive in this pre-screen analysis.

Lastly, we considered the possibility of a human subject who is exposed to CF-301 during a clinical trial subsequently encountering the active protein component of CF-301 in the environment, and the risk of hypersensitivity occurring in that situation. To assess this risk, we calculated the probability of encountering the active protein component of CF-301 in the environment. We also calculated the maximum potential exposure to CF-301 if it were encountered in the environment and compared that number to the minimum dose of CF-301, as determined in animal experiments, required to elicit hypersensitivity upon re-challenge. These analyses estimated a probability of an environmental exposure to the active protein component of CF-301 of approximately one in a billion chance, and the potential maximum environmental exposure of a human to the active protein component of CF-301, should it occur, of approximately one million fold below the exposure required to induce hypersensitivity in animals. Based on these estimates, we do not believe that any action is necessary to protect patients from later environmental exposure.

Regarding a predictive biomarker of toxicity, we intend to use magnetic resonance angiogram (“MRA”) and CF-301 pharmacokinetics, before, during and after CF-301 administration, as methods of observing and monitoring for the potential formation of vascular lesions as our proxy for a biomarker and as a means to monitor the Phase I study. Based on earlier discussions with the FDA we believe this may be acceptable.

We plan to meet with the FDA to present the findings from these studies and propose to conduct an initial clinical study in healthy human subjects incorporating the following methodology: (1) prescreen subjects for pre-existing antibodies to CF-301 and exclude any subject with antibodies that react with CF-301 from the trial, (2) limit subjects to a single dose of CF-301 (i.e., a single two-hour intravenous infusion) and (3) monitor subjects with MRA for the potential formation of vascular lesions. We cannot assure you that the FDA will agree that these activities will be sufficient to lift the clinical hold and permit the use of CF-301 in clinical trials.

CF-301: Product Development

Product development will be accomplished in four steps, which may overlap: (1) pre-clinical activities to demonstrate consistent manufacturing, safety and efficacy in animals; (2) Phase 1 clinical trials, in healthy volunteers, to determine pharmacokinetics, safety, tolerability, immunogenicity, dosing, effects in special populations, and other issues; (3) Phase 2 clinical trials in patients to determine dose, safety, tolerability, pharmacokinetics and immunogenicity; and (4) Phase 3 clinical trials, the pivotal trials in patients to test for efficacy and safety at the proposed clinical dose.

Non-Clinical Activities

Chemistry, Manufacturing and Controls. Manufacturing of CF-301 utilizes a proprietary engineered E. coli strain that expresses the product in a recombinant manner during the fermentation process. This technology allows production of up to nine grams of CF-301 per liter of fermentation broth. After fermentation, the broth containing CF-301 is separated and purified through a process containing two chromatographic columns. The resulting product has greater than 99% purity. The CF-301 produced by this process has been used in animal studies submitted to the IND and will be used for our planned Phase 1 and Phase 2 clinical trials, provided that we are permitted to initiate clinical studies.

Safety Pharmacology and Toxicology. Initial pre-clinical safety pharmacology and toxicology studies have been completed in connection with our IND application for CF-301. These studies demonstrate that CF-301 was well tolerated in rats for a single two-hour IV administration of doses up to 10 mg/kg, and in dogs for seven consecutive days of once daily two-hour IV infusions of up to 2.5mg/kg. A pilot study has determined that 1.0 mg/kg/day in rats was well tolerated for up to seven consecutive days of once daily two-hour IV infusions or IV boluses. We will need to conduct a definitive dose ranging, repeat dose study in rats prior to initiating any clinical trial if we choose to administer CF-301 over consecutive days.

Dose dependent adverse tissue effects were seen in both species at doses above 10 mg/kg/day for 1 day in the rat and above 2.5 mg/kg/day for seven-consecutive days in the dog. The dose limiting toxicity observed was the development of vascular lesions on the outer wall of the aorta and pulmonary artery. In accordance with industry practice, we intend to study CF-301 in clinical trials at doses much lower than those that caused adverse effects in animals, and we believe these doses to be within the efficacious range of the drug.

Hypersensitivity (Types I and III) findings were seen in mice, rats and dogs. These findings were observed after a two week delayed re-challenge of a second course of treatment of CF-301 and were not dose dependent. In general, Type I hypersensitivity is an allergic anaphylaxis-like response (e.g., an immediate and potentially life-threatening allergic reaction) and Type III hypersensitivity is a serum sickness-like response (e.g., fever, joint pain, protein in urine, vascular changes). As a risk mitigation strategy in the clinical trials, we intend to screen patients for anti-CF-301 antibody and exclude them if they test positive for the antibody.

Clinical Activities

Phase 1. Assuming our pre-clinical studies meet all regulatory requirements, we intend to initiate a single ascending dose Phase 1 clinical trial in 16 healthy human volunteers. This trial would be a randomized, double-blind, placebo-controlled, dose-ranging trial designed to evaluate the safety, tolerability, immunogenicity and pharmacokinetics of four different intravenous doses of CF-301 alone. In accordance with industry practice and FDA guidance documents, the safe starting CF-301 clinical dose for this trial will be 10 fold below the dose determined in the animal studies to be the highest exposure without adverse effects, the NOAEL. Patients randomized to receive intravenous doses of CF-301 will receive a single IV dose of CF-301 administered as a two hour infusion.

Upon completion of the single ascending dose Phase 1 clinical trial, we plan to initiate a multiple dose ascending Phase 1 clinical trial in healthy volunteers. This trial would be a randomized, double-blind, placebo-controlled, dose-ranging trial designed to evaluate the safety, tolerability, immunogenicity, and pharmacokinetics of different intravenous doses of CF-301 alone. Sixteen subjects randomized to receive intravenous doses of CF-301 will receive an IV dose of CF-301 administered as a two hour infusion once daily for up to seven consecutive days, or placebo. The starting CF-301 dose for this trial will be 10-fold below the dose determined in the most sensitive toxicological animal species to be the highest exposure without adverse effects (the NOAEL), and will take into account any relevant findings from the single ascending dose trial.

Phase 2. If the Phase 1 results are consistent with our expectations of the safety profile of CF-301, we intend to conduct a Phase 2 clinical trial to assess the safety, tolerability, immunogenicity, pharmacokinetics, and efficacy of CF-301 in combination with SOC. We intend for the Phase 2 clinical trial to be a global, multicenter, double-blind, randomized study (1:1:1) that evaluates the safety and efficacy of low-dose CF-301 plus SOC, high-dose CF-301 plus SOC, and SOC alone among patients with bacteremia, including endocarditis, caused by MSSA or MRSA.

Patients randomized to receive intravenous doses of CF-301 will receive an IV dose of CF-301 once daily for up to seven consecutive days on the background of SOC. All patients with bacteremia will be treated with SOC for a minimum of two to four weeks for uncomplicated and four to six weeks for complicated bacteremia caused by S. aureus. The primary endpoints of this study are intended to be measures of safety, tolerability, immunogenicity, pharmacokinetics, and efficacy of CF-301 in patients. The selected CF-301 doses for this trial will be based on the safety, tolerability and pharmacokinetics of the doses from the Phase 1 multiple ascending dose study.

Phase 3. If the Phase 1 and Phase 2 results are consistent with our expectations regarding the safety and efficacy profile of CF-301, guidance and precedents from the FDA, and competing products, we intend to conduct Phase 3 clinical trial(s) with a superiority study design. We intend for the Phase 3 clinical trial(s) to be a global, multicenter, double-blind, randomized study (1:1) that evaluates the efficacy and safety of CF-301 plus SOC compared to SOC alone among patients with bacteremia, including endocarditis, caused by MSSA or MRSA. Specific parameters for the Phase 3 trial(s) will be based on the outcomes of the Phase 2 trial.

Patients randomized to receive CF-301 will receive an IV dose of CF-301 once daily for up to seven consecutive days on the background of SOC. All patients with bacteremia will be treated with SOC for a minimum of two to four weeks for uncomplicated and four to six weeks for complicated bacteremia due to S. aureus. The primary endpoints of this study will be measures of efficacy and safety of CF-301, including measures such as all cause mortality and complications associated with bacteremia.

We intend to evaluate clinical, microbiologic, and pharmacoeconomic outcomes in the Phase 3 clinical trial(s). The selected CF-301 dose for Phase 3 will be based on the safety, tolerability and pharmacokinetics of the doses from the Phase 2 study.

Commercial Manufacturing

We intend to further optimize the manufacturing process for increased purity and yield. Once completed, we will begin a program to manufacture Phase 3 material. The process will then be scaled 35-fold from the current 100 liter fermentation to 5,000 liters. This process will then be validated in a series of manufacturing batches to demonstrate consistency. In parallel to the validation, we intend to conduct a comparability program that demonstrates comparability between the final product used in Phase 3 and commercial manufacturing. We will include the results in the BLA that will be submitted to the FDA. Following submission, the FDA will conduct pre-approval inspections of all manufacturing facilities and determine whether it agrees that our commercial material is sufficiently comparable to our Phase 3 material.

Market Opportunities

The issue of antibiotic-resistant bacterial infections has been widely recognized as an increasingly urgent public health threat, including by the World Health Organization, the Centers for Disease Control and Prevention

and the Infectious Disease Society of America. Antibiotic resistance has limited the effectiveness of many existing drugs, and the discovery of new antibiotics to address resistance has not kept pace with the increasing incidence of difficult-to-treat micro-organisms. According to the Infectious Diseases Society of America, as of 2010 the estimated cost to the U.S. healthcare system of antibiotic-resistant infections was approximately $21 billion to $34 billion annually, a substantial portion of which is due to increased length of hospital stays.

Staph aureus bacteremia is a serious bacterial infection worldwide associated with high morbidity and mortality infections. The incidence of Staph aureus bacteremia in the United States has increased from approximately 112,000 in 2006 to 119,000 in 2011. By 2020, the number of infections is expected to grow to approximately 132,000. Major factors contributing to the growth of Staph aureus bacteremia incidence include increasing numbers of patients with prosthetic devices, especially cardiac devices which contribute substantially to the growing prevalence of Staph aureus bacteremia, and secondary infections such as infective endocarditis.

Staph aureus bacteremia patients are typically treated in the hospital with vancomycin or daptomycin if they have MRSA-based infections, or with a beta-lactam antibiotic such as oxacillin if they have MSSA-based infections. Our approach will be to use CF-301 in combination with vancomycin, daptomycin or oxacillin depending upon the strain of Staph aureus bacteremia.

Monoclonal Antibodies

Background

We are exploring combination therapy with mAbs that block and disarm virulence factors of bacteria and viruses, rendering them vulnerable to the natural immune balance of the body. The strategies of our mAb program include: (1) targeting conserved regions of the virus or bacteria which are not prone to mutation and (b) targeting multiple proteins expressed from different genes within a bacteria or virus to prevent therapeutic escape and (c) combining mAbs to cover multiple strains for superior outcomes.

Our antibodies are generated by genetic engineering using phage display libraries, isolated directly from human blood samples or other available technologies, enabling the screening of billions of human mAbs with different binding sites. When these mAbs are generated by genetic engineering, we have the ability to develop antibodies with a common backbone (“isotype”) structure, providing for a similar pharmacokinetic profile (half-life, absorption, distribution, metabolism and excretion); alternatively, we can isolate directly from human blood samples antibodies that naturally possess the same isotype as well. The common properties provide for a unique ability to create a therapeutic combination of mAbs.

Our Lead mAb Program: CF-404

We are developing a combination of three human mAbs against influenza as a treatment for life-threatening seasonal and pandemic influenza infections, another serious disease that kills as many as 49,000 people annually in the U.S. alone. We expect to complete the required manufacturing and pre-clinical studies to file an IND for CF-404 in late 2015 and enter Phase 1 clinical trials in 2016. Our pre-clinical studies to date have shown that CF-404 has the following attributes:

•	Highly specific. Through specific targeting of a conserved region on the virus, our mAbs cross-react with all strains of influenza, including the three principal strains (H1, H3 and B).

•	Minimal resistance. Our mAbs react with the principal protein, hemagglutinin, on the surface of influenza at a region referred to as the hemagglutinin stalk, which is genetically stable and does not vary from one season to another.

•

Broad influenza coverage in one combination drug. Targeting the hemagglutinin stalk bypasses the effects of seasonal change, which allows (1) our mAbs to neutralize many different influenza strains; (2) for the production of a single therapeutic combination of only three mAbs covering all influenza, including Types A H1 and H3, and Type B.; and (3) for an immediate effect (through injection) that cannot be obtained by vaccination which typically requires weeks.

•	Minimal competition. There are only four approved drugs for the treatment of influenza—Tamiflu, Relenza, Symmetrel and Flumadine—although only Tamiflu is widely used in practice. Influenza has demonstrated a strong propensity for developing resistance to Tamiflu, and the clinical benefit of Tamiflu is greatest when antiviral treatment is administered early, especially within 48 hours of influenza illness onset. Based on pre-clinical data, we believe treatment with our mAbs may be effective even when given 96 hours after infection. Additionally, our mAbs have an immediate treatment effect that cannot be obtained by vaccination, which only acts prophylactically and typically requires weeks to become effective.

Influenza Research

We currently have lead compounds that cross-react with all strains of influenza, including the three principal strains (H1, H3 and B). These mAbs react with the principal protein (hemagglutinin) on the surface of influenza at a region (referred to as the hemagglutinin stalk) which is genetically stable and does not vary from one season to another. We have produced mAbs that are reactive with the stalk region of hemagglutinin for the entire natural history of the H3 influenza (1968-present) and H1 influenza (1918-present; seasonal and swine flu), and are also reactive with all other strains of type A influenza, including H5. We are currently in the final stages of selecting our lead Anti-Flu B mAb, and are assessing multiple candidates in the process (all of which show the desired binding activity in in-vitro assays).

We have tested our mAbs in mouse models to demonstrate protection against lethal infection with influenza in “proof-of-concept” experiments. These data demonstrated that our anti-H1 and anti-H3 mAbs were able to protect animals from lethal challenge. Importantly, our in vivo animal studies show that treatment with our mAbs appears to provide greatly enhanced potency compared to treatment with other mAbs. Figure 10 below shows the results of an experiment using our anti-H1 mAb in a mouse model of influenza infection, in which body weight loss is used as a proxy of disease progression (and ultimately, death). In this figure, we also demonstrate that at equivalent dosing of 1 mg/kg, our antibody therapy is far superior to Crucell’s mAb currently in clinical development. Control mice treated with buffer (diamonds) succumbed to viral infection within 9 days. Administration of a single treatment, 24 hours post-infection, of a leading competitor’s antibody (triangles) resulted in clinical failure at an identical rate as the no treatment group. When our Anti-H1 mAb (circles) is administered as a single treatment, 24 hours post-infection, the mice appear perfectly healthy, with weight changes identical to animals that do not receive challenge with influenza (squares).

Figure 10: Effectiveness of Our Anti-H1 mAb in Mouse Model

As the goal of our influenza program is a combination of mAbs with efficacy against all strains of the flu, we have formulated a preliminary combination of three mAbs covering all influenza strains and tested it in animal models of disease. Figure 11 below shows how an anti-Influenza mAb combination cures mice infected with influenza, regardless of the strain (H1N1, H3N2 or B). Control mice treated with buffer (diamonds) all succumbed to viral infection within 7-9 days. By contrast, when we administered a single treatment of our anti-Influenza combination (squares) 24 hours post-infection, the mice appeared perfectly healthy, with weight change compared to healthy mice (not pictured).

Figure 11: Effectiveness of Our Anti-Influenza mAb Combination in Mouse Model

Currently, the standard-of-care treatment for influenza is Tamiflu®. Tamiflu, however, has several limitations, including emerging resistance. In 2009, just prior to the emergence of the pandemic H1N1 swine flu, the CDC cautioned against the use of Tamiflu for the treatment of H1N1 seasonal influenza due to nearly complete drug-resistance of the virus (in 2006 <1% of H1N1 were resistant, by 2008 that figure jumped to >95%). As previously discussed, due to the targeting of conserved regions on the hemagglutinin, we do not anticipate resistance will occur to our mAbs. The second major limitation of Tamiflu is its narrow therapeutic window to treat a patient and still be efficacious. The clinical benefit of Tamiflu is greatest when admitted early, especially within 48 hours of illness onset. To compare the therapeutic window of our mAb combination to Tamiflu, influenza-infected mice were treated with either a single administration of our combination or a 5 day course of Tamiflu beginning 24-96 hours post infection (HPI). Figure 12 below shows that in mouse models of influenza Tamiflu must be given 24 HPI (diamonds) to cure mice, and treatment at 48 HPI (circles) results in 100% death. Treatment with our mAbs, on the other hand, results in 100% survival when given 72 HPI (squares). Treatment at 96 HPI with our mAbs results in 80% survival in this model (data not shown).

Figure 11: Our mAbs Provide Greater Therapeutic Window than Tamiflu® in Mouse Model

We believe our combination for the treatment of influenza is a novel approach addressing a high unmet medical need (influenza causes up to 49,000 deaths per year in U.S. alone) and offers competitive advantages to the only product used on the market today and those in the pipeline as well.

Competition

The pharmaceutical and biotechnology industries are intensely competitive. We compete directly and indirectly with other pharmaceutical companies, biotechnology companies and academic and research organizations in developing therapies to treat diseases. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. We compete with companies that have products on the market or in development for the same indications as our product candidates. We may also compete with organizations that are developing similar technology platforms.

Our lead lysin program, CF-301, for the treatment of Staph aureus bacteremia, may directly or indirectly compete with the following products already in development:

Company	Product Name	Indication(s)	Product Stage
Cerexa Inc.	Teflaro	Staph aureus bacteremia	Phase IV*
The Medicines Company	Oritavancin	Staph aureus bacteremia	Phase II*
Cubist Pharmaceuticals, Bayer AG	Tedizolid	Staph aureus bacteremia	Phase II*
AM-Pharma Holding	hLF1-11	Bacteremia	Phase I

*	Denotes stage of applicable indication; product is at later stage for different therapeutic use

Our lead mAb program, CF-404, for the treatment of life-threatening seasonal and pandemic influenza infections, may directly or indirectly compete with the following products already in development:

Company	Product Name	Indication(s)	Product Stage
BioCryst Pharmaceuticals, Inc.	Peramivir	Influenza	Pre-Registration
Toyama Chemical Co., Ltd.	Favipiravir	Influenza A and B Infections	Pre-Registration
Romark Laboratories, L.C.	Alinia	Influenza	Phase III
Biota Pharmaceuticals, Inc.	Laninamivir	Influenza A and B Infections	Phase III
Adamas Pharmaceuticals, Inc.	Oseltamivir	Influenza	Phase II
Activaero GmbH	Acti-INSP-001	Influenza	Phase II
Far East Bio-Tec Co. Ltd	Apomivir	Influenza	Phase II
Crucell N.V.	Diridavumab*	Influenza A Infections	Phase II
Crucell N.V.	CR-8020*	Influenza A Infections	Phase II
Genentech, Inc.	MHAA-4549A	Influenza	Phase II
F. Hoffmann-La Roche Ltd.	RG-7745*	Influenza A Infections	Phase II
Theraclone Sciences, Inc.	TCN-032*	Influenza A Infections	Phase II
Vertex Pharmaceuticals Incorporated	VX-787	H5N1 Infection (Avian Influenza)	Phase II
Ansun Biopharma, Inc	Fludase	Influenza	Phase I
Beech Tree Labs, Inc.	BTL-TML001	Influenza A and B Infections	Phase I
Celltrion, Inc.	CT-P27	Pandemic Influenza; Seasonal Influenza	Phase I
Fab’entech	Fabenflu	H5N1 Infection (Avian Influenza)	Phase I
Autoimmune Technologies, LLC	Flufirvitide-3	Influenza	Phase I
Sarepta Therapeutics	Radavirsen	Influenza	Phase I

*	Denotes mAb product

Intellectual Property

Our goal is to obtain, maintain and enforce patent protection for our products, formulations, processes, methods and other proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. Our policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for our product candidates, proprietary information and proprietary technology through a combination of contractual arrangements and patents, both in the United States and abroad. However, patent protection may not afford us with complete protection against competitors who seek to circumvent our patents.

We also depend upon the skills, knowledge, experience and know-how of our management and research and development personnel, as well as that of our advisors, consultants and other contractors. To help protect our proprietary know-how, which is not patentable, and for inventions for which patents may be difficult to enforce, we currently rely and will in the future rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we will require all of our employees, consultants, and other contractors (including any contractors we may retain for purposes of any of our ad hoc Clinical Advisory Boards) to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business.

Our lysin patent portfolio consists of seven issued U.S. patents (licensed on an exclusive basis from Rockefeller) and six active patent applications that we have filed. We hold two issued composition of matter and methods of treatment patents relating to streptococcus in the United States, one for lysins targeting group A streptococcus (U.S. 7,569,223) and one for lysins targeting group B streptococcus (U.S. 8,105,585), for which there is also a granted European counterpart (EP 06813511). The first U.S. patent expires in March 2024, while the second U.S. patent and its European counterpart expire in August 2026. We hold four issued composition of matter and methods of treatment patents in the United States (U.S. 7,402,309, U.S. 8,580,553, U.S. 7,638,600 and

U.S. 8,389,469) for lysins targeting bacillus anthracis (anthrax) which expire between May 2023 and May 2026. We hold one issued composition of matter and methods of treatment patent in the United States (U.S. 7,582,291) for lysins targeting enterococcus which expires in March 2026. Of the six active patent applications, three support patent coverage of CF-301 for composition of matter and methods of treatment and were filed between April 2012 and May 2013. Upon issuance we expect these patents to expire between April 2032 and May 2033. The additional three active patent applications are for patent coverage of additional alternative lysins and methods.

Our influenza patent portfolio consists of four active patent applications, three of which we have licensed from Trellis. The three active patent applications filed by Trellis cover compositions and methods relating to influenza antibodies and were filed between June 2011 and February 2014. Upon issuance we expect these patents to expire between June 2031 and February 2035. Another patent application for methods and compositions for administration was filed by us in March 2014 and upon issuance we expect a patent to expire in March 2034.

The U.S. patent system permits the filing of provisional and non-provisional patent applications. A non-provisional patent application is examined by the U.S. Patent and Trademark Office, or U.S. PTO, and can mature into a patent once the U.S. PTO determines that the claimed invention meets the various standards for patentability. A provisional patent application is not examined for patentability, and automatically expires 12 months after its filing date if a non-provisional application is not filed based on the provisional application. As a result, a provisional patent application cannot mature into a patent, but only a non-provisional. The requirements for filing a provisional patent application are not as strict as those for filing a non-provisional patent application. Provisional applications are often used, among other things, to establish an early filing date for a subsequent non-provisional patent application. The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. PTO in granting a patent. Alternatively, a patent’s term may be shortened if a patent is terminally disclaimed over another patent.

The filing date of a non-provisional patent application is used by the U.S. PTO to determine what information is prior art when it considers the patentability of a claimed invention. If certain requirements are satisfied, a non-provisional patent application can claim the benefit of the filing date of an earlier filed provisional patent application. As a result, the filing date accorded by the provisional patent application may supersede information that otherwise could preclude the patentability of an invention.

The term of a patent that covers an FDA-approved drug may also be eligible for patent term extension (“PTE”), which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments, permits a PTE of up to five years beyond the expiration of the patent. The length of the PTE is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our pharmaceutical product candidates receive FDA or other regulatory approval, we may be able to apply for or receive the benefit of PTEs on patents covering those products.

License Agreement—Mount Sinai School of Medicine

On January 22, 2010, we entered into a license agreement with the Mount Sinai School of Medicine of New York University that gave us exclusive rights to a patent for a method of discovery of certain monoclonal antibodies. The license also included up to four specific influenza antibodies of our choosing. We in consideration for the license, we paid Mount Sinai School of Medicine expenses relating to its patent rights of approximately $25,000 and issued 75,000 shares of Series A Preferred Stock and 39,063 shares of common stock. Under the license agreement, we were also required to make certain maintenance, milestone and royalty payments. We initiated the process to terminate this license agreement in March of 2014, and upon termination all rights in and to the patents will revert to Mount Sinai School of Medicine.

License Agreements—The Rockefeller University

We have entered into the following license agreements with Rockefeller:

•	On July 12, 2011, we entered into a license agreement for the worldwide, exclusive right to a provisional patent application, upon which a non-provisional patent application has since been filed, covering the composition of matter for the lysin PlySS2 for the treatment and prevention of diseases caused by gram-positive bacteria (the “CF-301 License”). We rebranded PlySS2 as CF-301.

•	On June 1, 2011, we entered into a license agreement for the exclusive rights to Rockefeller’s interest in a patent application, which is presently pending, covering the method of delivering antibodies through the cell wall of a gram positive bacteria to the periplasmic space. This intellectual property was developed as a result of the sponsored research agreement between us and Rockefeller, and was jointly discovered and filed by the two parties.

•	On September 23, 2010, we entered into a license agreement for the worldwide, exclusive right to develop, manufacture, use and sell, and offer for sale products covered by a suite of patents and patent applications covering the composition of matter for eight individual lysin molecules for the treatment and prevention of diseases caused by gram-positive bacteria. The lysins in this suite have activity against Staphylococcus, Group A Streptococcus, Group B Streptococcus, Pneumococcus, Enterococcus and Anthrax.

In consideration for each license, we paid Rockefeller a license initiation fee and, in the case of the CF-301 License, we issued Rockefeller 30,303 shares of our Series C Preferred Stock. Under the CF-301 License agreement, we will also be required to pay an annual maintenance fee, milestone payments up to a total of $5.0 million and royalties of 5% of net sales to Rockefeller. Under the June 1, 2011 license agreement, we will also be required to pay royalties up to 2% of net sales to Rockefeller. Under the September 23, 2010 license agreement, we will also be required to pay an annual maintenance fee, and for each product, milestone payments up to a total of $3.8 million and royalties up to 5% of net sales to Rockefeller.

We are allowed to grant sublicenses to third parties without prior approval, subject to certain conditions and the payment of a certain percentage of all payments we receive from sublicensees.

Each license agreement terminates upon the later of (i) the expiration or abandonment of the last licensed patent under the license agreement to expire or become abandoned, or (ii) 10 years after the first commercial sale of the first licensed product. Rockefeller may terminate any license agreement in the event of a breach of such agreement by us or if we challenge the validity or enforceability of the underlying patent rights. We may terminate any license agreement at any time on 60 days’ notice.

License Agreement—MorphoSys AG

On April 1, 2011, we entered into a five-year non-exclusive license agreement with MorphoSys AG (“MorphoSys”) pursuant to which we obtained from MorphoSys full rights to practice under MorphoSys’ patent rights, and licenses for its HuCAL Platinum (45 billion antibody) human phage display library (the “HuCAL Library”) and AutoCAL (automation software and know-how) technology for use onsite at our facility. In consideration for the license, we paid MorphoSys a one-time installation fee and are required to pay annual license maintenance fees. Under the license agreement, we are also required to pay for commercial therapeutic licenses for each product that originated from the HuCAL Library that we choose to bring into clinical development and, in the event a licensed product is successfully brought to market, we are required to make milestone payments as products from the HuCAL Library progress through clinical development. We are also required to pay MorphoSys a royalty of 5% of net sales from products that originated from the HuCAL Library. Under the terms of the license agreement, we are allowed to grant sublicenses to third parties without prior approval.

Under the terms of the license agreement, we have the rights to use an unlimited number of antibodies from the HuCAL library for research purposes during the five-year term. We have obtained the right to request up to 40 commercial therapeutic licenses during the five-year term (eight per year), allowing us to develop as many as 40 human antibody products for therapeutic purposes.

The license agreement expressly terminates upon the earlier of (i) the expiration of the five-year term, if no commercial therapeutic license is in place; (ii) the time at which the last commercial therapeutic license terminates; and (iii) the date all obligations to pay all royalties have ceased.

A dispute has arisen under the license agreement that is the subject of a pending arbitration. See “—Legal Proceedings”.

License Agreement—Trellis Bioscience LLC

On January 29, 2014, we entered into a license agreement with Trellis that gives us exclusive rights to all Trellis mAbs in the field of influenza discovered from their CellSpot platform. Particularly, the license provides us with three fully human mAbs that bind, neutralize and protect animals from all strains of H1, H3 and B influenza, and that will also cross bind, neutralize and protect animals from all other seasonal or pandemic influenza strains that may arise (including H5N1 and H7N9). To date, we have selected our lead mAbs for the H1 and H3 influenzas, and are evaluating multiple lead candidates that have anti-B activity.

In consideration for the license, we paid Trellis $200,000 and issued 151,515 shares of Series C-1 preferred stock, valued at $500,000. An additional $500,000 in shares of Series C-1 preferred stock will be issued on the six month anniversary of the agreement. We will also be required to pay Trellis up to $1.3 million upon the achievement of specified development and regulatory milestones and make additional payments upon the achievement of future sales and a royalty of 4% of future net sales from products. We are allowed to grant sublicenses to third parties.

The license agreement terminates upon the earlier of (i) our decision to terminate the agreement at will or for safety reasons, (ii) material breach by either party that is not cured within ninety (90) days, or (iii) either party’s insolvency.

Sponsored Research Agreements—The Rockefeller University

Effective October 1, 2009, we entered into a sponsored research agreement with Rockefeller to produce and test monoclonal antibodies against proteins of Staph aureus. In accordance with the agreement, Rockefeller and we each provide certain equipment and tools, with funding provided by us of up to approximately $350,000, to maintain a research program used to create joint intellectual property.

The agreement expired on September 30, 2012. Following the expiration of the agreement, each party has a non-exclusive license to use for internal research purposes all research results, including joint intellectual property. If joint intellectual property develops from these programs, we will have the right to acquire a royalty-bearing license to utilize the intellectual property for commercial purposes.

Effective October 24, 2011, we entered into a second sponsored research agreement with Rockefeller, to identify lysins, enzymes or small molecules that will kill gram-negative bacteria, and identify and characterize lysins from Clostridia difficile to be engineered into gut commensal bacteria. In accordance with the agreement, Rockefeller and we each provide certain equipment and tools, with funding provided by us of up to approximately $300,000 each year for five years.

The initial term of the agreement runs through October 31, 2016. Either party may terminate the agreement upon breach of the agreement, following 30 days written notice and failure to cure such breach. Following the expiration or termination of the agreement, each party will have a non-exclusive license to use for internal research purposes all research results, including joint intellectual property. If joint intellectual property develops from these programs, we will have the right to acquire a royalty-bearing license to utilize the intellectual property for commercial purposes.

Government Regulation

The production, distribution, and marketing of products employing our research and intellectual property or that we may license from third parties are subject to extensive governmental regulation in the United States and in other countries. In the United States, our products will be regulated as biologics and subject to the Federal Food, Drug, and Cosmetic Act, as amended (the “FDC Act”), the Public Health Service Act, as amended (the “PHSA”) and the regulations of the FDA, as well as to other federal, state, and local statutes and regulations. These laws, and similar laws outside the United States, govern the research, development, clinical and pre-clinical testing, manufacture, safety, effectiveness, approval, labeling, distribution, sale, import, export, storage, record-keeping, reporting, advertising, and promotion and marketing of our products. Product development and approval within this regulatory framework, if successful, will require the expenditure of substantial resources and take years to achieve. Violations of regulatory requirements at any stage may result in various adverse consequences, including the FDA’s and other health authorities’ delay in approving or refusal to approve a product and may result in enforcement actions, and administrative or judicial sanctions.

The following provides further information on certain legal and regulatory requirements that have the potential to affect our operations and the future marketing of our products.

FDA Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The FDC Act and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Biological products used for the prevention, treatment, or cure of a disease or condition of a human being are subject to regulation under the FDC Act, except the section of the FDC Act which governs the approval of NDAs. Biological products are approved for marketing under provisions of PHSA, via a BLA. However, the application process and requirements for approval of BLAs are very similar to those for NDAs, and biologics are associated with similar approval risks and costs as drugs. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs or BLAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

Pharmaceutical product development for a new product or certain changes to an approved product in the United States typically involves pre-clinical laboratory and animal tests, the submission to the FDA of an IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

Pre-clinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the pre-clinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of pre-clinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term pre-clinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

Clinical trials involve the administration of the investigational new drug or biologic to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with good clinical practice (“GCP”), an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on healthy U.S. volunteers or patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an IRB for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Clinical trials to support NDAs or BLAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug or biologic into healthy human subjects or patients, the product is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence of effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug or biologic for a particular indication, dosage tolerance, and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug or biologic and to provide adequate information for the labeling of the product. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug or biologic. A single Phase 3 trial with other confirmatory evidence may be sufficient in rare instances where the study is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible.

After completion of the required clinical testing, an NDA or BLA is prepared and submitted to the FDA. FDA approval of the NDA or BLA is required before marketing of the product may begin in the United States. The NDA or BLA must include the results of all pre-clinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA or BLA is substantial. The submission of most NDAs and BLAs is additionally subject to a substantial application user fee, currently exceeding $2,169,000, and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment user fees, currently exceeding $104,000 per product and $554,000 per establishment. These fees are typically increased annually.

The FDA has 60 days from its receipt of an NDA or BLA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs and BLAs. Most such applications for standard review drug or biologic products are reviewed within ten to twelve months; most applications for priority review drugs or biologics are reviewed in six to eight months. Priority review can be applied to drugs that the FDA determines offer major advances in treatment, or provide a treatment where no adequate therapy exists. For biologics, priority review is further limited only for products intended to treat a serious or life-threatening disease relative to the currently approved products. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

The FDA may also refer applications for novel drug or biologic products, or drug or biologic products that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. FDA will not approve the product unless compliance with cGMPs is satisfactory and the NDA or BLA contains data that provide substantial evidence that the drug or biologic is safe and effective in the indication studied.

After the FDA evaluates the NDA or BLA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA or BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included.

An approval letter authorizes commercial marketing of the drug or biologic with specific prescribing information for specific indications. As a condition of NDA or BLA approval, the FDA may require a risk evaluation and mitigation strategy (“REMS”), to help ensure that the benefits of the drug or biologic outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (“ETASU”). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the product. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the product’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or BLA or NDA or BLA supplement before the change can be implemented. An NDA or BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA or BLA supplements as it does in reviewing NDAs or BLAs.

Post-Approval Requirements

Once an NDA or BLA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs and biologics, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Drugs and biologics may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.

Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA or BLA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, drug manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval. Drug and biologic manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Fast Track Designation and Accelerated Approval

The FDA is required to facilitate the development, and expedite the review, of drugs or biologics that are intended for the treatment of a serious or life-threatening disease or condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the fast track program, the sponsor of a new drug or biologic candidate may request that the FDA designate the candidate for a specific indication as a fast track drug or biologic concurrent with, or after, the filing of the IND for the candidate. The FDA must determine if the drug or biologic candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

Under the fast track program and FDA’s accelerated approval regulations, the FDA may approve a drug or biologic for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.

In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions, or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug or biologic candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug or biologic from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

In addition to other benefits such as the ability to use surrogate endpoints and engage in more frequent interactions with the FDA, the FDA may initiate review of sections of a fast track product’s NDA or BLA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA’s time period goal for reviewing an application does not begin until the last section of the NDA or BLA is submitted. Additionally, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

The Breakthrough Therapy Designation

The FDA is required to expedite the development and review of the application for approval of drugs that are intended to treat a serious or life-threatening disease or condition where preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. Under the breakthrough therapy program, the sponsor of a new drug candidate may request that the FDA designate the drug candidate for a specific indication as a breakthrough therapy concurrent with, or after, the filing of the IND for the drug candidate. The FDA must determine if the drug candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. We intend to apply for breakthrough therapy designation of CF-301 during Phase 1 clinical trials.

Pediatric Information

Under the Pediatric Research Equity Act (“PREA”), NDAs or BLAs or supplements to NDAs or BLAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

Additional Controls for Biologics

To help reduce the increased risk of the introduction of adventitious agents, the PHSA emphasizes the importance of manufacturing controls for products whose attributes cannot be precisely defined. The PHSA also provides authority to the FDA to immediately suspend licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases in the United States and between states.

After a BLA is approved, the product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. As with drugs, after approval of biologics, manufacturers must address any safety issues that arise, are subject to recalls or a halt in manufacturing, and are subject to periodic inspection after approval.

Biosmilars

The Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), creates an abbreviated approval pathway for biological products shown to be highly similar to or interchangeable with an FDA-licensed reference biological product. Biosimilarity sufficient to reference a prior FDA-approved product requires that there be no differences in conditions of use, route of administration, dosage form, and strength, and no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency. Biosimilarity must be shown through analytical studies, animal studies, and at least one clinical study, absent a waiver by the Secretary. A biosimilar product may be deemed interchangeable with a prior approved product if it meets the higher hurdle of demonstrating that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. No biosimilar or interchangeable products have been approved under the BPCIA to date. Complexities associated with the larger, and often more complex, structures of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation which are still being evaluated by the FDA.

A reference biologic is granted twelve years of exclusivity from the time of first licensure of the reference product, and no application for a biosimilar can be submitted for four years from the date of licensure of the reference product. The first biologic product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against a finding of interchangeability for other biologics for the same condition of use for the lesser of (i) one year after first commercial marketing of the first interchangeable biosimilar, (ii) eighteen months after the first interchangeable biosimilar is approved if there is no patent challenge, (iii) eighteen months after resolution of a lawsuit over the patents of the reference biologic in favor of the first interchangeable biosimilar applicant, or (iv) 42 months after the first interchangeable biosimilar’s application has been approved if a patent lawsuit is ongoing within the 42-month period.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Other Domestic Regulatory Requirements

In the United States, the research, manufacturing, distribution, sale, and promotion of drug and biological products are potentially subject to regulation by various federal, state, and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services, other divisions of the United States Department of Health and Human Services (e.g., the Office of the Inspector General), the United States Department of Justice and individual United States Attorneys’ offices within the Department of Justice, and state and local governments. For example, sales, marketing, and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the False Claims Act, the privacy provision of the Health Insurance Portability and Accountability Act, and similar state laws, each as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992, each as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection, unfair competition, and other laws, and violations of these laws may result in imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption of safe harbor.

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Moreover, ContraFect is now, and in the future may become, subject to additional federal, state, and local laws, regulations, and policies relating to safe working conditions, laboratory practices, the experimental use of animals, and/or the use, storage, handling, transportation, and disposal of human tissue, waste, and hazardous substances, including radioactive and toxic materials and infectious disease agents used in conjunction with our research work.

Foreign Regulation

In addition to regulations in the United States, we may become subject to widely varying foreign regulations, which may be quite different from those of the FDA, governing clinical trials, manufacture, product registration and approval, and pharmaceutical sales. Whether or not FDA approval has been obtained, we must obtain a separate approval for a product by the comparable regulatory authorities of foreign countries prior to the commencement of product marketing in these countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. In certain countries, regulatory authorities also establish pricing and reimbursement criteria. In addition, under current United States law, there are restrictions on the export of products not approved by the FDA, depending on the country involved and the status of the product in that country.

Pharmaceutical Coverage, Pricing and Reimbursement

Our ability to commercialize our product candidates successfully will depend in part on the extent to which the United States and foreign governmental authorities, private health insurers and other third-party payors establish appropriate coverage and reimbursement levels for our product candidates and related treatments. In many of the markets where we would commercialize a product following regulatory approval, the prices of pharmaceutical products are subject to direct price controls (by law) and to drug reimbursement programs with varying price control mechanisms. Public and private health care payors control costs and influence drug pricing through a variety of mechanisms, including through negotiating discounts with the manufacturers and through the use of tiered formularies and other mechanisms that provide preferential access to certain drugs over others within a therapeutic class. Payors also set other criteria to govern the uses of a drug that will be deemed medically appropriate and therefore reimbursed or otherwise covered. In particular, many public and private health care payors limit reimbursement and coverage to the uses of a drug that are either approved by the FDA or that are supported by other appropriate evidence (for example, published medical literature) and appear in a recognized drug compendium. Drug compendia are publications that summarize the available medical evidence for particular drug products and identify which uses of a drug are supported or not supported by the available evidence, whether or not such uses have been approved by the FDA.

In the United States, there have been a number of legislative and regulatory changes to the healthcare system in ways that could affect our future revenues and profitability and the future revenues and profitability of our potential customers. For example, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “MMA”) revised the payment methodologies for many drugs, which resulted in reduced reimbursement to providers. Additionally, the MMA created an outpatient prescription drug benefit which became effective on January 1, 2006. This benefit is administered by private pharmacy benefit managers and other managed care organizations and is putting increased pressure on the pharmaceutical industry to reduce prices.

Manufacturing

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for pre-clinical and clinical testing, as well as for commercial manufacture of any products that we may commercialize. We employ the services of Fujifilm UK to supply the active pharmaceutical ingredient for CF-301. We do not yet have contracts to produce a commercial supply of the active pharmaceutical ingredient for CF-301; however, we intend to pursue agreements with Fujifilm UK to do so. We employ the services of CanGene to produce CF-301 in its final vialed drug product form. We do not have contracts for the commercial supply of CF-301. We intend to pursue agreements with third party manufacturers regarding commercial supply of vialed drug product at an appropriate future time. We intend to locate second fill finish third party manufacturers to supply other world regions such as the European Union or Asia.

We generally expect to rely on third parties for the manufacture of any companion diagnostics we develop.

Research and Development

We have invested $13.2 million and $9.1 million in research and development for the years ended December 31, 2012 and 2013, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Operations Overview—Research and Development Expenses”.

Facilities

In the second quarter of 2011, we opened our corporate headquarters and laboratory in Yonkers, New York. This 15,000 sq. ft. laboratory consists of 1,400 sq. ft. of open laboratory and suites for molecular biology, microbiology, tissue culture, microscopy, an animal vivarium, and a robotics suite. This facility is leased through December 31, 2027. We also retain the right to an additional 45,000 sq. ft. of expansion space, which may house up to 200 employees when fully constructed.

Sales, Marketing and Distribution

We do not currently have an organization for the sales, marketing and distribution of pharmaceutical products. We may rely on licensing and co-promotion agreements with strategic partners for the commercialization of our products in the United States and other territories. If we choose to build a commercial infrastructure to support marketing in the United States, such commercial infrastructure could be expected to include a targeted sales force supported by sales management, internal sales support, an internal marketing group and distribution support. To develop the appropriate commercial infrastructure internally, we would have to invest financial and management resources, some of which would have to be deployed prior to any confirmation that CF-301 or any of our other products will be approved.

Scientific Advisors

We have assembled a world-class scientific advisory board that includes renowned experts in infectious diseases. These advisors work in close collaboration with our scientists to identify new research directions and accelerate our infectious disease programs. Our scientific advisory board is led by Dr. Vincent A. Fischetti, the founder of our lysin technology.

Name	Primary Affiliation
Vincent A. Fischetti, Ph.D.	The Rockefeller University, Laboratory of Bacterial Pathogenesis and Immunology
Charles Bailey, Ph.D.	George Mason University Biomedical Research Laboratory
Daniel Capon, Ph.D.	Blood Systems Research Institute
Adolfo Garcia-Sastre, Ph.D.	Mount Sinai School of Medicine, Department of Microbiology; Global Health & Emerging Pathogens Institute
Peter Palese, Ph.D.	Mount Sinai School of Medicine, Department of Microbiology
Christoph Renner, M.D.	University Hospital, Zurich, Department of Internal Medicine and Oncology
Leon G. Smith, M.D., M.A.C.P.	Formerly, Saint Michael’s Medical Center, New Jersey

Employees

As of March 31, 2014, we had 16 full-time employees, including 8 employees with M.D. or Ph.D. degrees. Of these full-time employees, 8 employees are engaged in research and development activities. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Legal Proceedings

On October 31, 2013, MorphoSys instituted arbitration proceedings against us before the International Chamber of Commerce relating to a subscription and license agreement between MorphoSys and us entered into in April 2011. See “—Intellectual Property—License Agreement—MorphoSys AG”.

MorphoSys is seeking damages of approximately $0.8 million in relation to allegedly outstanding fees under the license agreement plus interest and costs and an award declaring that ContraFect is obligated to pay to MorphoSys all future due installments under the license agreement of approximately $1.1 million. We have asserted counterclaims against MorphoSys for approximately $3.5 million, which includes a refund of past payments under the license agreement on the basis that its HuCAL Platinum human phage display library was defective. We have not recorded any contingencies related to the arbitration proceedings as the amount and probability of loss, if any, is not estimable at this time.

Due to the complex nature of the legal and factual issues involved and the uncertainty of litigation in general, the outcome of the arbitration is uncertain. There is no assurance that we will prevail in the arbitration.

MANAGEMENT

The following table sets forth the name and position of each of our executive officers, directors and key employees.

Name	Age	Position
Executive Officers
Julia P. Gregory, M.B.A.	61	Chief Executive Officer and Director
David Huang, M.D., Ph.D.	39	Senior Vice President & Chief Medical Officer
Michael Wittekind, Ph.D.	59	Senior Vice President & Chief Scientific Officer

Directors
Sol Barer, Ph.D.	67	Chairman of the board of directors
Isaac Blech	64	Director
David N. Low, Jr.	55	Director
Roger Pomerantz, M.D.	57	Director
David Scheinberg, M.D., Ph.D.	58	Director
Cary Sucoff	62	Director
Shengda Zan	51	Director

Key Employees
Daniel Couto	42	Senior Vice President, Product Development
Barry Kappel, Ph.D., M.B.A.	38	Senior Vice President, Business Development
Michael Messinger	39	Vice President, Finance
Nancy Dong	49	Vice President, Controller

Julia P. Gregory. Ms. Gregory has been our Chief Executive Officer since November 2013 and a director since April 2014, previously serving as Executive Vice President and Chief Financial Officer since July 2012. Prior to joining ContraFect, Ms. Gregory was President and Chief Executive Officer of Five Prime Therapeutics, Inc. (“Five Prime”), a clinical-stage, privately held biotechnology company discovering and developing innovative protein and antibody therapeutics in the fields of oncology and immunology. Prior to Five Prime, Ms. Gregory was Executive Vice President, Corporate Development and Chief Financial Officer of Lexicon Pharmaceuticals, Inc. (“Lexicon”). While at Five Prime and Lexicon, she led transactions for several strategic partnerships including those with GlaxoSmithKline, Human Genome Sciences, Genentech, Inc., The Bristol-Myers Squibb Company and Takeda Pharmaceutical Company Limited. She conducted Lexicon’s $220 million initial public offering and was involved in the creation of Lexicon’s $500 million private equity investment plan with Invus, LLP. Prior to joining Lexicon, Ms. Gregory served as the head of investment banking for Punk, Ziegel & Company, a specialty technology and healthcare investment banking firm, and was an investment banker with Dillon, Read & Co., Inc. She currently serves as a Director on the board of Clinipace, Inc. on behalf of and as Special Advisor to Morgan Stanley Expansion Capital and on the board of The Global TB Alliance for Drug Development, primarily funded by the Bill & Melinda Gates Foundation. Ms. Gregory received her B.A. from George Washington University’s Elliott School of International Affairs, where she was elected to Phi Beta Kappa, and her M.B.A. from the Wharton School of the University of Pennsylvania.

David Huang, M.D., Ph.D., J.D. Dr. Huang has served as our Senior Vice President and Chief Medical Officer since September 2011. Prior to joining ContraFect, Dr. Huang served as the Global Medical Director of Medical Affairs for Pfizer Inc., where he played a key role in the development efforts for Zyvox for Gram-positive infections. Previously, he was the Associate Director of Clinical Development for Boehringer Ingelheim GmbH, where he played a key role in the development of Aptivus and Viramune XR for HIV infections and other compounds for HCV infections. Dr. Huang previously served as an Assistant Professor at Baylor College of Medicine, and currently serves as an Adjunct Clinical Professor at the Rutgers University New Jersey Medical School, and is an attending physician at the Veterans Affairs Medical Center in Manhattan.

Dr. Huang received his M.D. and Ph.D. from the University of Texas at Houston Medical School. He is board certified in internal medicine and infectious diseases and is a fellow of the American College of Physicians and a fellow of the Infectious Diseases Society of America. He completed his internal medicine residency at the University of Texas at Southwestern and his infectious diseases fellowship at Baylor College of Medicine. Dr. Huang received his J.D. from Pace Law School and is a member of the New York Bar Association. Dr. Huang’s research interest has focused on the epidemiology, pathogenesis and treatment of viruses and bacteria, including multi-drug resistant pathogens, and has resulted in over 100 peer-reviewed publications.

Michael Wittekind, Ph.D. Dr. Wittekind has served as our Senior Vice President and Chief Scientific Officer since August 2012. Prior to joining ContraFect, Dr. Wittekind served as the Executive Director of Research for Amgen Inc. (“Amgen”), where he directed the Protein Science Department at the Amgen-Seattle site. While at Amgen, he was involved in the discovery efforts for multiple protein therapeutics currently undergoing clinical trials, including antibodies, antibody-drug conjugates, and protein fusions. Previously, Dr. Wittekind was the Director of Process Development for Phylos Inc., where he played a key role in the development of alternate scaffold therapeutic discovery, design, and production. Dr. Wittekind has also served as the Associate Director of the Gene Expression and Protein Biochemistry Department of the Bristol-Myers Squibb Pharmaceutical Research Institute, directing groups in both the Lawrenceville and Hopewell, New Jersey sites leading structural biology research as well as protein and small molecule therapeutic efforts.

Dr. Wittekind received his Ph.D. from the University of Wisconsin-Madison in Biochemistry and pursued his postdoctoral studies at the University of Washington. Dr. Wittekind’s research interests have encompassed genetics, molecular biology, structural biology, and engineering of novel antibodies and proteins, resulting in over 40 publications and patents.

Directors

Sol Barer, Ph.D. Dr. Barer has served as a member of our board of directors since April 2011 and Chairman of our board of directors since March 2012. Dr. Barer is the Managing Director of SJ Barer Consulting, LLC. He served as Chairman of Celgene Corporation (“Celgene”) from January 2011 to June 2011 and as Executive Chairman from June 2010 to January 2011. Prior to that time, he served as Chief Executive Officer of Celgene from January 2006 to June 2010, as Chairman from January 2007 to June 2010, as President in 1993 and Chief Operating Officer and director in 1994. He previously served as Senior Vice President, Science and Technology, and Vice President/General Manager, Chiral Products, from 1991 to 1994, and Vice President, Technology, from 1987 to 1991. Dr. Barer serves on the boards of directors of Aegerion Pharmaceuticals, Inc., Amicus Therapeutics, Cerecor Inc. (Chair), InspireMD Inc. (Chair), Centrexion (Chair), Restor Genex (Chair) and Medgenics Inc. (Chair). He has previously served as Commissioner of the New Jersey Commission on Science and Technology and as Chairman of the University of Medicine and Dentistry of New Jersey Governor’s Advisory Committee. Dr. Barer received a Ph.D. in organic chemistry from Rutgers University.

We believe that Dr. Barer’s significant scientific, executive and board leadership experience in the pharmaceutical industry qualifies him to serve as a member of our board of directors.

Isaac Blech. Mr. Blech has served as a member of our board of directors since 2010. Mr. Blech is a renowned biotechnology entrepreneur and investor, who, over the past 32 years, has founded and served on the boards of a number of companies which have produced major advances in a broad array of diseases, including the diagnosis of chlamydia, herpes, syphilis and HIV, and the treatment of cystic fibrosis, sexual dysfunction, multiple myeloma and brain cancer. The companies he founded include Celgene Corporation, ICOS Corporation, Nova Pharmaceutical Corporation, Pathogenesis Corporation and Genetics Systems Corporation. Mr. Blech is a major shareholder and Vice Chairman of Cerecor, Inc., and major shareholder and Vice Chairman of Edge Therapeutics. He is also a major shareholder and Vice Chairman of The SpendSmart Payments Company as well as a major shareholder and Vice Chairman of Premier Alliance Group. Mr. Blech is a director of Medgenics, Inc. Mr. Blech earned a B.A. degree from Baruch College in 1975.

We believe that Mr. Blech’s broad experience as a founder, director and major investor in numerous biotechnology companies qualifies him to serve as a member of our board of directors.

David N. Low, Jr. Mr. Low has worked as an investment banker since 1987, with broad investment and advisory experience in the life sciences, biotechnology and medical technology sectors. Since 2002, Mr. Low has served as a Senior Advisor at Lazard and as a member of Lazard’s Life Sciences Group as a Managing Director. Mr. Low has advised on major mergers and acquisitions transactions in the life sciences, biotechnology and medical technology sectors, and has worked with private and public companies to raise capital, including emerging growth companies. Prior to joining Lazard, Mr. Low was a Managing Director at JP Morgan and a Senior Vice President at Lehman Brothers. Mr. Low also serves on the Regional Advisory Board of the Institute of International Education West Coast Center, on the Board of Directors for Lets Be Frank Dogs and on the Board of Directors of We Teach Science Foundation.

Mr. Low holds an A.B. from Harvard College, where he graduated cum laude, an M.A. from the Johns Hopkins University School of Advanced International Studies and an M.B.A. from Yale University.

We believe that Mr. Low’s significant investment and financial advisory experience qualifies him to serve as a member of our board of directors.

Roger J. Pomerantz, M.D., F.A.C.P. Dr. Pomerantz was formerly Worldwide Head of Licensing & Acquisitions, Senior Vice President at Merck & Co., Inc. where he oversaw all licensing and acquisitions at Merck Research Laboratories. Previously, he served as Senior Vice President and Global Franchise Head of Infectious Diseases at Merck. Prior to joining Merck, Dr. Pomerantz was Global Head of Infectious Diseases for Johnson & Johnson Pharmaceuticals. He joined Johnson & Johnson in 2005 as President of Tibotec Pharmaceuticals, Inc. Dr. Pomerantz currently serves as the Chairman of the Board of Directors for Seres Health Inc.

Dr. Pomerantz received his B.A. in Biochemistry at the Johns Hopkins University and his M.D. at the Johns Hopkins School of Medicine. He received post-graduate training at the Massachusetts General Hospital, Harvard Medical School and M.I.T. Dr. Pomerantz is Board Certified in both Internal Medicine and Infectious Diseases. He was Professor of Medicine, Biochemistry and Molecular Pharmacology, Chief of Infectious Diseases, and the Founding Director and Chair of the Institute for Human Virology and Biodefense at the Thomas Jefferson University and Medical School. He has developed eight drugs approved world-wide in important diseases, including HIV, HCV, and tuberculosis.

We believe that Dr. Pomerantz’s significant scientific, executive and board leadership experience in drug development and in the pharmaceutical industry qualifies him to serve as a member of our board.

David A. Scheinberg, M.D., Ph.D. Dr. Scheinberg has served as a member of our board of directors since 2010. Since 2002, Dr. Scheinberg has served as Vincent Astor Chair and Chairman of the Molecular Pharmacology and Chemistry Program at the Sloan-Kettering Institute. In 2002, he also founded and serves as the Chair of the Experimental Therapeutics Center at the Memorial Sloan-Kettering Cancer Center. Dr. Scheinberg has been a Professor of Medicine (since 2002) and Pharmacology (since 1999) at the Weill-Cornell University Medical College and has served as Co-chair of the Pharmacology graduate program since 2001. He has served as a Professor at the Gerstner-Sloan Kettering Graduate School at the Memorial Sloan-Kettering Cancer Center since 2005. From 1992 until 2003, he was Chief of the Leukemia Service at Memorial Hospital. He founded and is a Director of the Therapeutics Discovery Institute, a non-profit drug development corporation, which is a subsidiary of Rockefeller, Weill Cornell Medical College and Memorial Sloan-Kettering. He has been elected into the American Society of Clinical Investigation, the American Association of Physicians and the Interurban Club. His other awards include the Doris Duke Distinguished Clinical Science Professorship, the Lucille P. Markey Scholarship, Leukemia and Lymphoma Society Translational Investigator Awards, and CapCure Awards. He Co-chairs the Medical Board of the Laurie Strauss Leukemia Foundation.

Dr. Scheinberg has been a Director of Progenics Pharmaceuticals, a public biotechnology company, from 1996 to the present. He was a founder and Chairman of the board of directors of Active Biotherapeutics, Inc., a private company that was acquired by Progenics Pharmaceuticals, and is currently a member of the Scientific Advisory Boards of Pfizer CTI, Oncopep and Encyse Pharma. Dr. Scheinberg received his A.B., cum laude, distinction in all subjects, from the College of Arts & Sciences, Cornell University, in 1977. He earned his M.D. from Johns Hopkins University in 1983, and his Ph.D. from Johns Hopkins University School of Medicine, Department of Pharmacology and Experimental Therapeutics, in 1983.

We believe that Dr. Scheinberg’s significant scientific, executive and board leadership experience in drug and biologic therapy development and in the pharmaceutical industry qualifies him to serve as a member of our Board.

Cary W. Sucoff. Mr. Sucoff has served as a member of our board of directors since 2010. Mr. Sucoff has over 30 years of securities industry experience encompassing supervisory, banking and sales responsibilities. Mr. Sucoff currently owns and operates Equity Source Partners, LLC, an advisory and consulting firm. Prior to December 2011, Equity Source Partners, LLC operated as a boutique investment bank. During that time, Mr. Sucoff provided investment banking and consulting services to public and private companies and institutional investors. Mr. Sucoff has played a role in financings for biotechnology companies such as Amgen Inc., Janssen Biotech, Inc. (formerly Centocor Biotech, Inc.), Genzyme Corporation, Genentech, Inc., ICOS Corporation (acquired by Eli Lilly and Company), PathoGenesis Corporation (acquired by Chiron Corp.), Vaxgen Inc. and BioTime, Inc. Mr. Sucoff currently serves on the boards of directors of Cerecor, Inc., Premier Alliance Group, Inc., and The SpendSmart Payments Corp. In addition, Mr. Sucoff serves as a consultant to Medgenics, Inc., and RestorGenex. Mr. Sucoff is the President of New England Law/Boston, has been a member of the Board of Trustees for over 25 years and is the current Chairman of the Endowment Committee. Mr. Sucoff received a B.A. from SUNY Binghamton (1974) and a J.D. from New England School of Law (1977) where he was the Managing Editor of the Law Review and graduated Magna Cum Laude. Mr. Sucoff has been a member of the Bar of the State of New York since 1978.

We believe that Mr. Sucoff’s broad financial and legal experience qualifies him to serve as a member of our Board.

Shengda Zan. Mr. Zan has served as a member of our board of directors since January 2013. Mr. Zan founded the Zongyi Group in 1987 and has been the president of the Zongyi Group since that time. The Zongyi Group is a diversified business group in China focusing on clean energy, information technology, strategic investments and asset management. Mr. Zan currently serves as the sole director of Alpha Spring Limited, a shareholder of ContraFect.

We believe that Mr. Zan’s significant international business experience qualifies him to serve as a member of our board of directors.

Key Employees

Daniel Couto. Mr. Couto currently serves as our Senior Vice President, Product Development. He has over 20 years of experience in Operations Management. Prior to joining ContraFect in 2011, he served as Vice President of Commercial Manufacturing Operations for Merck Sharp & Dohme Biologics UK Ltd. for three years. Previously, he was Director of Manufacturing for Nuvelo Inc. for three years, where he was responsible for seven worldwide contract manufacturing sites. Mr. Couto also served in Director positions at Genzyme Transgenics Corp., Advanced Biosystems Corp., ImmuCell Corp. and Sepracor Corp. Mr. Couto holds patents for several novel separation technologies such as Bulk Protein Crystallization, HPTFF, and SMB.

Mr. Couto received his B.S. Degree in Chemical Engineering from Rensselaer Polytechnic Institute.

Barry Kappel, Ph.D. Dr. Kappel joined ContraFect in 2009 as our second employee and the Head of Business Development. He currently serves as our Senior Vice President, Business Development. Since joining ContraFect, Dr. Kappel has been involved in all aspects of the Company, including licensing of the Company’s key technologies, participation in the financings of the Company, and establishing scientific collaborations with academic and corporate partners.

Dr. Kappel previously was a Senior Consultant at Easton Associates, LLC, a life science consulting firm. In this capacity, he performed a wide range of activities, including the assessment of pre-clinical and clinical compounds for pharmaceutical and biotechnology companies. Dr. Kappel received his BA in chemistry from Emory University. He subsequently obtained his Ph.D. in immunology and pharmacology from the Weill Graduate School of Medical Sciences and the Memorial Sloan-Kettering Cancer Center. Dr. Kappel holds an M.B.A. from the S.C. Johnson Graduate School of Management at Cornell University.

Michael Messinger, CPA. Mr. Messinger currently serves as our Vice President, Finance. He has more than 15 years of experience in finance, accounting and forecasting for clinical development. Prior to joining ContraFect, he served as Controller of Coelacanth Corporation and Lexicon Pharmaceuticals, Inc. for five years after which he served as Director of Finance for Lexicon for eight years. From June 2007 until he joined ContraFect in November 2012, Mr. Messinger was responsible for the financial management of Lexicon’s partnership with Symphony Capital, LLC, in addition to coordinating fiscal and program management concerning Lexicon’s development programs.

Mr. Messinger received his B.B.A degree in accounting from the University of Michigan. He started his career as an auditor at Ernst & Young LLP.

Nancy Dong. Ms. Dong currently serves as Vice President and Controller of the Company. She has more than 20 years of experience in accounting, strategic planning, budgeting and forecasting, organizational development, financial systems and controls. She served as controller at XL Marketing and Alley Corp prior to her role as Vice President of Finance and Administration at DCM, a tele-services firm supporting the performing arts. Ms. Dong also held the positions of COO/CFO at Semaphore, a project management software development firm.

Ms. Dong received her B.A. degree from Yale University and a MPPM degree from The Wharton School at the University of Pennsylvania. She started her career as a management consultant at Ernst & Young LLP.

Board Composition

Our board of directors currently consists of eight directors and is authorized to have up to 11 members. In accordance with the terms of our certificate of incorporation and bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

•	the Class I directors will be , and their term will expire at the annual meeting of stockholders to be held in ;

•	the Class II directors will be , and their term will expire at the annual meeting of stockholders to be held in ;

•	the Class III directors will be , and their term will expire at the annual meeting of stockholders to be held in ;

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. In accordance with the terms of our certificate of incorporation and bylaws that will become effective upon the closing of this offering, our directors may be removed only for cause by the affirmative vote of the holders of 75% or more of our voting stock.

We have no formal policy regarding board diversity. Our priority in selection of board members is identification of members who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business and understanding of the competitive landscape.

Director Independence

Rule 5605 of the NASDAQ Listing Rules requires a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the NASDAQ Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act.

Under Rule 5605(a)(2) of the NASDAQ Listing Rules, a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 of the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has reviewed the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors, with the exception of Mr. Sucoff, is an “independent director” as defined under Rule 5605(a)(2) of the NASDAQ Listing Rules. Our board of directors also determined that Mr. Low, Dr. Scheinberg and Mr. Blech, who will comprise our audit committee following this offering, Drs. Scheinberg and Barer and Mr. Blech, who will comprise our compensation committee following this offering, and Dr. Barer and Mr. Blech, who will be members of our nominating and corporate governance committee following this offering, satisfy the independence standards for such committees established by the SEC and the NASDAQ Listing Rules, as applicable. In making such determinations, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director.

There are no family relationships among any of our directors or executive officers.

Board Committees

Our board has established three standing committees—audit, compensation, and nominating and corporate governance—each of which will, upon the closing of this offering, operate under a charter that has been approved by our board.

Audit Committee

The members of our audit committee are Mr. Low, Dr. Scheinberg and Mr. Blech. Mr. Low is the chair of the audit committee. Our board of directors has determined that Mr. Low qualifies as an audit committee financial expert within the meaning of SEC regulations and the NASDAQ Listing Rules. In making this determination, our board has considered the formal education and nature and scope of his previous experience. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements. Following this offering, our audit committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing our internal audit function;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from the registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.

Compensation Committee

The members of our compensation committee are Drs. Scheinberg and Barer and Mr. Blech. Dr. Scheinberg is the chair of the compensation committee. Our compensation committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers. Following this offering, the compensation committee’s responsibilities will include:

•	reviewing and approving corporate goals and objectives relevant to Chief Executive Officer compensation; reviewing and approving, or making recommendations to our board with respect to, the compensation of our Chief Executive Officer and our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board with respect to director compensation;

•	reviewing and discussing with management our “Compensation Discussion and Analysis”; and

•	preparing the compensation committee report required by SEC rules.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Dr. Barer and Mr. Blech. Mr. Blech is the chair of the nominating and corporate governance committee. Following this offering, the nominating and corporate governance committee’s responsibilities will include:

•	identifying individuals qualified to become board members;

•	recommending to our board the persons to be nominated for election as directors and to each committee of our board of directors;

•	reviewing and making recommendations to the board with respect to management succession planning;

•	developing and recommending corporate governance principles to the board; and

•	overseeing periodic evaluations of the board.

We believe that the composition of our nominating and corporate governance committee will meet the requirements for independence under current NASDAQ and SEC rules and regulations. Our board of directors has determined that Dr. Barer and Mr. Blech are independent as independence is currently defined in applicable NASDAQ listing standards.

Code of Ethics and Code of Conduct

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We intend to post on our website, www.contrafect.com, a current copy of the code and all disclosures that are required by law or NASDAQ stock market listing standards concerning any amendments to, or waivers from, any provision of the code.

EXECUTIVE COMPENSATION

We are providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the JOBS Act.

Summary Compensation Table

We are an emerging growth company and have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined under the Securities Act, which require compensation disclosure for our principal executive officer and the two most highly-compensated executive officers other than our principal executive officer. The table below sets forth the annual compensation earned during fiscal 2013 by our current principal executive officer, our next two most highly-compensated executive officers, and our former Chief Executive Officer (collectively, our “Named Executive Officers”).

Name and Principal Position	Salary ($)	Bonus ($)	Option Awards ($)(1)		All Other Compensation ($)		Total ($)
Julia P. Gregory, M.B.A.	$424,000	$142,788	$193,992	(4)	$33,735	(2)	$794,515
Chief Executive Officer

David Huang, M.D., Ph.D.	$391,600	$49,588	$141,803	(5)	$6,894	(2)	$589,885
Chief Medical Officer

Michael Wittekind, Ph.D.	$313,000	$61,152	$54,842	(6)	$33,735	(2)	$462,729
Chief Scientific Officer

Robert C. Nowinski, Ph.D.	$462,993	$—	$877,757		$3,738,168	(3)	$5,078,918
Former Chief Executive Officer

(1)	The amounts reported in the “Option Awards” column reflect the aggregate grant date fair value of share-based compensation awarded during the year computed in accordance with the provisions of Financial Accounting Standards Board Accounting Standard Codification, or ASC, Topic 718. See Note 2 to our financial statements included elsewhere in this prospectus regarding assumptions underlying the valuation of equity awards.
(2)	The amounts reported in the “All Other Compensation” column reflect, for each Named Executive Officer, the sum of the incremental cost to us of all perquisites and other personal benefits and are comprised of the dollar value of medical and life insurance costs paid by us on behalf of each of the Named Executive Officers.
(3)	The amounts reported in the “All Other Compensation” column reflect, for Dr. Nowinski, the sum of the incremental cost to us of all costs, including $0.9 million of share-based compensation expense representing the estimated fair value calculated with respect to the modification of options to purchase an aggregate of 3,045,000 shares of our common stock pursuant to the terms of the separation agreement and all perquisites and other personal benefits and are comprised of the dollar value of transportation services and medical and life insurance costs paid by us on his behalf. See “—Separation Agreement with Former CEO.”
(4)	Includes $57,931 representing the estimated fair value calculated with respect to the repricing of options to purchase an aggregate of 470,000 shares of our common stock pursuant to the Exchange Offer.
(5)	Includes $33,336 representing the estimated fair value calculated with respect to the repricing of options to purchase an aggregate of 258,140 shares of our common stock pursuant to the Exchange Offer.
(6)	Includes $24,975 representing the estimated fair value calculated with respect to the repricing of options to purchase an aggregate of 204,000 shares of our common stock pursuant to the Exchange Offer.

Outstanding Option Awards at December 31, 2013

The following table sets forth information regarding outstanding stock options held by our Named Executive Officers during fiscal 2013:

Name and Principal Position	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)		Option exercise price ($/share)	Option expiration date
Julia P. Gregory.	313,334	156,666	(1)	0.50	8/10/2022
Chief Executive Officer	102,500	307,500	(2)	0.50	2/26/2023

David Huang, M.D., Ph.D.	58,140	—		0.50	6/29/2021
Chief Medical Officer	133,334	66,666	(3)	0.50	8/31/2021
	81,712	245,138	(2)	0.50	2/26/2023

Michael Wittekind Ph.D.	48,000	96,000	(4)	0.50	3/31/2022
Chief Scientific Officer	20,000	40,000	(1)	0.50	8/10/2022
	22,500	67,500	(2)	0.50	2/26/2023

Robert C. Nowinski, Ph.D.	100,000	—		0.50	4/14/2020
Former Chief Executive Officer	1,700,000	—		1.29	12/30/2020
	1,000,000	—		1.29	2/7/2021
	1,000,000	—		1.29	2/7/2021
	2,645,000	—		0.50	2/26/2023
	250,000	—		0.86	12/17/2023

(1)	This option vests over two years, with 34% of the shares underlying the option vested immediately on August 11, 2012 and 33% of the shares underlying the option vesting annually thereafter.
(2)	This option vests over three years, with 25% of the shares underlying the option vested immediately on January 1, 2013 and 25% of the shares underlying the option vesting annually thereafter.
(3)	This option vests over three years, with 34% of the shares underlying the option vested on September 1, 2012 and 33% of the shares underlying the option vesting annually thereafter.
(4)	This option vests over three years, with 34% of the shares underlying the option vested on April 1, 2013 and 33% of the shares underlying the option vesting annually thereafter.

Employment Agreements

Julia P. Gregory

In July 2012, we entered into a four-year employment agreement with Ms. Gregory, to serve, at will, as an Executive Vice President and Chief Financial Officer. Ms. Gregory currently receives an annual base salary of $424,000 and is eligible to receive an annual bonus equivalent to 40% of her annual salary payable in cash, as well as additional bonuses upon the achievement of certain milestones. Ms. Gregory currently holds options to purchase an aggregate of 880,000 shares of common stock. In the event that Ms. Gregory’s employment is terminated without “cause” or Ms. Gregory resigns for “good reason” (each as defined in her employment agreement) or we elect not to renew the agreement at the expiration of the four-year term, Ms. Gregory will become entitled to severance payments as follows, subject to her execution of a release of claims: (i) continuation of her base salary for a period of 18 months; (ii) payment of an annual bonus of up to 40% of her then-current base salary; (iii) deemed vesting acceleration of 100% of the outstanding option awards that would have vested over the 18-month period following termination of employment, along with the ability to exercise such options for a period of 18 months following termination; and (iv) Company-paid COBRA premiums for Ms. Gregory and her dependents for a period of 12 months.

David Huang, M.D., Ph.D.

In June 2011, we entered into a four-year employment agreement with Dr. Huang, to serve, at will, as Chief Medical Officer. Dr. Huang currently receives an annual base salary of $391,600 and is eligible to receive an annual bonus equivalent to 35% of his annual salary payable one half in cash and one half in equity. Dr. Huang currently holds options to purchase an aggregate of 584,990 shares of common stock.

Michael Wittekind, Ph.D.

In March 2012, we entered into a three-year employment agreement with Dr. Wittekind, to serve, at will, as Chief Scientific Officer. Dr. Wittekind currently receives an annual base salary of $313,000 and is eligible to receive an annual bonus equivalent to 30% of his annual salary payable one half in cash and one-half in equity. Dr. Wittekind currently holds options to purchase an aggregate of 294,000 shares of common stock.

Separation Agreement with Former CEO

In June 2010, we entered into an employment agreement with Robert Nowinski, Ph.D., to serve as our Chief Executive Officer and as a member of the board of directors for a period of five years. This agreement was terminated effective December 25, 2013. Consistent with the terms of the June 2010 agreement, we entered into a separation agreement and release of claims with Dr. Nowinski in December 2013 which provided for severance payments and the maintenance of health benefits for a period of 24 months following the departure date of Dr. Nowinski. The separation agreement also provided for the modification of existing stock option grants such that all unvested portions of existing stock option grants were immediately vested and all existing stock option grants became exercisable for up to ten years from the date of grant. The estimated fair value of these modifications of $0.9 million was recognized as non-cash share-based compensation for the year ended December 31, 2013. Dr. Nowinski received an additional, fully vested stock option to purchase 250,000 shares of common stock at an exercise price of $0.86 per share, resulting in recognition of non-cash share-based compensation expense of $0.1 million for the year ended December 31, 2013. In addition, the outstanding loans to Dr. Nowinski, in the aggregate amount of $600,000, plus accrued interest of $32,650, were forgiven pursuant to the separation agreement. Dr. Nowinski is subject to restrictive covenants, including non-competition and non-solicitation provisions. The total amount of the severance payments of $2.0 million, share-based compensation of $1.0 million and loan forgiveness of $0.6 million was included as part of general and administrative expenses for the year ended December 31, 2013.

Equity and Other Compensation Plans

The three equity incentive plans described in this section are the 2008 Equity Incentive Plan (the “2008 Plan”), the Amended and Restated 2008 Equity Incentive Plan (the “Amended 2008 Plan”), and the 2014 Omnibus Incentive Plan (the “2014 Plan”). Following the closing of this offering, we expect to grant awards to eligible participants under the 2014 Plan, which will become effective immediately prior to the closing of this offering.

Amended and Restated 2008 Equity Incentive Plan

Our Amended 2008 Plan was adopted by our board of directors in February 2013. The Amended 2008 Plan provides us with the flexibility to use restricted stock, stock options and other awards based on the Company’s common stock as part of an overall compensation package to provide performance-based compensation to attract and retain qualified personnel. We believe that awards under our Amended 2008 Plan may serve to broaden the equity participation of key employees and others and further link the long-term interests of management and stockholders. We expect that no further grants will be made under our Amended 2008 Plan after the closing of this offering, but the Amended 2008 Plan will continue to be administered until all awards thereunder are exercised or expire.

Unless the issuance of awards and underlying securities have been registered under the Securities Act and qualified or registered under applicable state securities laws, we issue the awards pursuant to applicable exemptions from such registration or qualification requirements. In connection with any such exempt issuance, the board of directors may require the recipients to provide a written representation and undertaking to the Company, satisfactory in form and scope to us, that such recipient is acquiring such awards and underlying securities for such recipient’s own account as an investment and not with a view to, or for sale in connection with, the distribution of any securities, and that such person will make no transfer of the same except in compliance with any rules and regulations in force at the time of such transfer under the Securities Act and other applicable law, and that if securities are issued without registration, a legend to this effect may be endorsed upon the securities so issued, and to the effect of any additional representations that are appropriate in light of applicable securities laws and rules. We may also order our transfer agent to stop transfers of such shares. We have agreed that if we file a registration statement under the Securities Act for an offering of our securities, we will register the Amended 2008 Plan and the securities subject thereto.

Available Shares

Subject to adjustment upon certain corporate transactions or events, there are 13,000,000 shares of our common stock reserved for issuance pursuant to awards granted under the Amended 2008 Plan, of which 1,701,636 are available for issuance as of March 31, 2014. If an Award granted under the Amended 2008 Plan expires, is cancelled, or terminates, the shares subject to any portion of the award that expires, is cancelled, or terminates without having been exercised or paid, as the case may be, will again become available for the issuance of additional awards. Unless previously terminated by our board of directors, no new Award may be granted under the Amended 2008 Plan after May 30, 2018, the tenth anniversary of the effective date of the 2008 Plan (hereinafter described).

Administration

The Amended 2008 Plan is administered by our board of directors, in its sole discretion. The board of directors, may from time to time, appoint a committee to administer the Amended 2008 Plan and exercise all powers, authority and discretion of the board of directors thereunder and make all other determinations that it deems necessary or appropriate in connection with the Amended 2008 Plan or the administration or interpretation thereof. This committee shall consist of not less than two directors.

Eligibility and Types of Awards

Employees, directors and officers of the Company or of any Affiliated Entity (as such term is defined in the Amended 2008 Plan), and consultants and advisors who render bona fide services to the Company or any Affiliated Entity not in connection with capital-raising are eligible to be granted awards under our Amended 2008 Plan. Our Amended 2008 Plan provides for the grant of NSOs, performance awards, restricted stock awards, stock appreciation rights, stock bonuses, phantom stock and other forms of equity compensation to our employees, directors and consultants.

Repurchase Rights

Each recipient agrees as a condition to receipt of an award that, in connection with the termination of service of the recipient, the Company, within 60 days of the later of the date of termination or the date of exercise, will have the right to purchase all of the shares that the recipient acquired or will acquire through the exercise of applicable options. This right will terminate upon the closing of this offering.

Termination of Service

Awards will be exercisable by a recipient (or the recipient’s successor in interest) following such recipient’s termination of service for any reason other than Cause (as defined in the Amended 2008 Plan) for a period of two years (90 days if the Company’s stock is publicly traded) and only to the extent that installments thereof had become exercisable on or prior to the date of such termination.

Change in Control

Upon a Change in Control (as defined in the Amended 2008 Plan), all outstanding options will vest and become immediately exercisable in full, the restrictions on all shares of restricted stock, phantom stock or other stock-based awards shall lapse immediately and all performance goals or other vesting criteria of performance-based shares shall be deemed to be met and payment made immediately.

Lock-Up Agreements

Each recipient agrees as a condition to receipt of an Award that, in connection with any public offering by us of our equity securities, and upon our request and that of the principal underwriter (if any) in such public offering, any shares of common stock acquired or that may be acquired upon exercise or vesting of an Award may not be sold, offered for sale, encumbered, or otherwise disposed of or subjected to any transaction that will involve any sales of our securities, without our prior written consent or that of such underwriter, as the case may be, for a period of not more than 180 days after the effective date of the registration statement for such public offering. Each recipient will, if requested by us or the principal underwriter, enter into a separate agreement to this effect.

2008 Equity Incentive Plan

There are 782,333 stock options currently outstanding which were granted under our 2008 Plan. The 2008 Plan and the Amended 2008 Plan are substantially similar except as noted below.

Repurchase Rights

The 2008 Plan does not provide the Company any rights of repurchase.

Termination of Service

The 2008 Plan allows for awards that have become exercisable to be exercisable by the recipient for a period lasting until the tenth anniversary of the grant date.

Lock-Up Agreements

The 2008 Plan provides for a lock-up period of not more than 60 days after the effective date of the registration statement for a public offering.

Retention Bonus Plan

We have adopted the ContraFect Corporation Retention Bonus Plan (the “Retention Plan”) in order to reward and retain our key employees, including our Named Executive Officers.

Under the Retention Plan, participants will vest in and become eligible to receive awards equal to a fixed dollar amount (the “Award Amount”), upon the earliest to occur of any of the following events: (i) the IPO; (ii) a Change of Control (as defined in the Retention Plan); (iii) May 31, 2015; and (iv) a participant’s termination of employment due to death or Disability (as defined in the Retention Plan) (each such event, a “Payment Event”).

In the event of an IPO or Change in Control, participants who are then employed by us shall be eligible to receive a payment in an amount equal to 1.82 times each participant’s Award Amount. For an IPO Payment Event, we intend to pay each participant’s Award Amount in shares of our common stock, with a lump sum cash payment in respect of any fractional shares. For a Change of Control Payment Event, we intend to pay each participant’s Award Amount in the same form of consideration that the holders of our common shares receive in the transaction. We intend to pay Award Amounts that vest upon an eligible termination or May 31, 2015 in a lump sum cash payment.

Participants whose employment is terminated for any reason other than death or Disability will immediately forfeit their award under the Retention Plan. Payment of Award Amounts will occur within 60 days following the applicable Payment Event, but in no event will payment occur after March 15 of the year following the year in which the applicable Payment Event occurs. Participants will receive an award agreement setting forth each participant’s Award Amount and additional terms and conditions. The Board, or a committee thereof, will administer the Retention Plan.

On April 1, 2014, we awarded approximately $533,000 in total Award Amounts to participants in the Retention Plan.

2014 Omnibus Incentive Plan

We expect that our board of directors will adopt our 2014 Omnibus Incentive Plan (the “2014 Plan”) during the second quarter of 2014.

Pension Benefits

We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

401(k) Retirement Plan

We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. In general, all of our employees are eligible to participate beginning on the first day of their employment. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $17,500 in 2013, and have the amount of the reduction contributed to the 401(k) plan.

Limitation of Liability and Indemnification

Our certificate of incorporation, as amended upon the closing of this offering, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law;

•	for voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our certificate of incorporation, which will become effective upon the closing of this offering, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we have entered into indemnification agreements with certain of our directors, and we intend to enter into indemnification agreements with all of our directors and executive officers. These indemnification agreements may require us, among other things, to indemnify each such director for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his service as one of our directors.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Rule 10b5-1 Sales Plans

Following the closing of this offering, our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Director Compensation

Our non-employee directors are compensated on annual basis for their services on the board of directors as follows:

•	each non-employee director receives an annual cash retainer of $40,000;

•	each non-employee director receives an annual stock option grant to purchase 100,000 shares of our common stock, generally granted in the first quarter of each calendar year;

•	the Chairman of the board of directors, each Chairman of a committee of the board of directors or a member of a committee of the board of directors, receives additional cash compensation as follows:

•	Chairman of the board of directors receives an additional annual retainer of $20,000;

•	Chairman of the audit committee receives an additional annual retainer of $15,000;

•	Chairman of the compensation committee receives and additional annual retainer of $10,000;

•	Chairman of each of the science and technology committee and the nominating and governance committee receives an additional annual retainer of $7,500; and

•	member of the audit committee, compensation committee, science and technology committee or the nominating and governance committee—with respect to each such membership, an additional annual retainer of $5,000.

•	each non-employee director receives an initial stock option grant to purchase 200,000 shares of our common stock upon being appointed to the board, granted as soon as reasonably practicable following the director’s appointment.

We generally grant stock options to our non-employee directors in the first quarter of each fiscal year in recognition of their annual service on our board of directors. These stock options have an exercise price equal to the fair market value of our common stock on the date of grant and have a term of ten years from the date of grant, subject to the director’s continued service on our board of directors. The stock options vest as to 25% of the original number of shares underlying such options at the beginning of each calendar quarter.

The initial stock options granted to non-employee directors have an exercise price equal to fair market value on the date of grant and have a term of ten years from the date of grant, subject to the director’s continued service. The initial option grant vests 25% on the date of grant and 25% on each of the first three anniversaries of the date of grant.

Each member of our board of directors is also entitled to be reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the board of directors and any committee on which he serves.

In April 2014, Dr. Pomerantz and Mr. Low were elected to the board of directors. Each has been granted an initial stock option grant to purchase 200,000 of our common stock [and will receive a pro-rated portion of the annual cash retainer.] In addition, Mr. Low was elected to serve as the chairman of the audit committee, for which he will receive an additional $15,000 cash retainer, pro-rated based upon the date of his appointment. Dr. Pomerantz was elected to serve as the chairman of the science and technology committee, for which he will receive an additional $7,500 cash retainer, pro-rated based on the date of his appointment.

Ms. Gregory was elected to our board of directors in April 2014. She does not receive additional compensation for her services as a board member.

The following table sets forth in summary form information concerning the compensation that we paid or awarded during the year ended December 31, 2013 to each of our non-employee directors:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)		Other Compensation ($)		Total ($)
Sol Barer, Ph.D.	$56,500	$132,560	(1)	$—		$189,060
Sir Richard Sykes, FRS.	$55,000	$77,168	(2)	$—		$132,168
David Scheinberg, M.D., Ph.D.	$56,500	$73,851	(3)	$—		$130,351
Isaac Blech.	$58,000	$129,205	(4)	$—		$187,205
Cary Sucoff.	$55,000	$84,695	(5)	$75,000	(6)	$214,695
Shengda Zan	$30,000	$30,882		$—		$60,882

(1)	Includes $101,678 representing the estimated fair value calculated with respect to the repricing of options to purchase an aggregate of 800,000 shares of our common stock pursuant to the Exchange Offer.
(2)	Includes $46,286 representing the estimated fair value calculated with respect to the repricing of options to purchase an aggregate of 400,000 shares of our common stock pursuant to the Exchange Offer.
(3)	Includes $13,224 representing the estimated fair value calculated with respect to the repricing of options to purchase an aggregate of 100,000 shares of our common stock pursuant to the Exchange Offer.
(4)	Includes $98,323 representing the estimated fair value calculated with respect to the repricing of options to purchase an aggregate of 800,000 shares of our common stock pursuant to the Exchange Offer.
(5)	Includes $24,262 representing the estimated fair value calculated with respect to the repricing of options to purchase an aggregate of 200,000 shares of our common stock pursuant to the Exchange Offer.
(6)	Represents compensation received under a consulting agreement we entered into with Mr. Sucoff. See “—Certain Relationships and Related Party Transactions—Consulting Agreement.”

In March 2014, our board of directors granted stock options to our directors, pursuant to our Amended 2008 Plan, as follows:

Name	Option Award (#)	Option Exercise Price ($/share)	Grant Date Fair Value
Sol Barer, Ph.D.	100,000	$0.61	$38,516
David Scheinberg, M.D., Ph.D.	100,000	$0.61	$38,516
Isaac Blech	100,000	$0.61	$38,516
Cary Sucoff	100,000	$0.61	$38,516
Shengda Zan	100,000	$0.61	$38,516
Sir Richard Sykes, FRS	100,000	$0.61	$38,516

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2010, we have engaged in the following transactions with our directors, executive officers, beneficial owners of more than 5% of our voting securities, and affiliates of our directors, executive officers and holders of more than 5% of our voting securities, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive Compensation.”

Registration Rights

Holders of our preferred stock, as well as the holders of option grants issued pursuant to our Amended 2008 Plan and our 2008 Plan, beginning 180 days after the effective date of this registration statement, have the right to require us to include the shares of our common stock reserved for conversion of their preferred shares and exercise of their options, respectively, in certain registration statements we may file with the SEC. In addition, holders of our Convertible Notes due 2015, beginning 180 days after the effective date of this registration statement, have the right to require us to include in certain registration statements we may file with the SEC the shares of our common stock underlying the warrants that they received in connection with their purchase of our Convertible Notes due 2015. Further, Maxim Group LLC (“Maxim”), which acted as the placement agent in the offering of our Convertible Notes due 2015, or its designees, have the right to require us to include in any registration statement we file with the SEC the shares of common stock underlying the warrants that it, or its designees, received as compensation for its past services.

We are required to pay all expenses, other than underwriting discounts and commissions, relating to all such shares of our common stock that we are required to include in any registration statement we file with the SEC.

The registration rights described above will terminate, as to any given holder of registrable securities, when such holder of registrable securities is able to sell all of such holder’s registrable securities pursuant to Rule 144 under the Securities Act in a single transaction without registration or any other restrictions.

Transactions with Our Directors

Mr. Sucoff, one of our directors, owns and operates Equity Source Partners, LLC (“ESP”), which acted as a placement agent in connection with offerings of our Series A preferred stock in 2009 and 2010, and in connection therewith, Mr. Sucoff and designees of ESP received warrants to purchase an aggregate of 675,000 shares of our common stock. The warrants issued for services as a placement agent had an aggregate estimated fair value at issuance of $55,907 and were recorded as a reduction in the proceeds of the related offering. Mr. Sucoff has received option grants to purchase an aggregate of 500,000 shares of our common stock, with an aggregate estimated fair value at the time of grant of $87,050, for his services as a member of our board of directors, and options and warrants to purchase an aggregate of 300,000 shares of our common stock, with an aggregate estimated fair value at the time of issuance of $49,178, for his services as a consultant.

In 2011, Dr. Scheinberg, one of our directors, purchased 30,000 shares of Series C preferred stock, for a total of $99,000, which are convertible into 60,000 shares of our common stock. Dr. Scheinberg received a warrant to purchase 40,000 shares of our common stock in connection with this investment. Dr. Scheinberg has received option grants to purchase an aggregate of 600,000 shares of our common stock, with an aggregate estimated fair value at the time of grant of $116,795, for his services as a member of our board of directors.

Mr. Blech, one of our directors, through four trusts, purchased an aggregate of 2,392,532 shares of Series B and Series C preferred stock, for a total of $6.5 million, which together, are convertible into 4,785,064 shares of our common stock. Such trusts also own an aggregate of 1,200,000 shares of our common stock, which were purchased for a total of $120,000, pursuant to the exercise of warrants issued to them in connection with the purchase of Series B preferred stock. Mr. Blech has also been issued options to purchase an aggregate of 500,000 shares of our common stock, with an aggregate estimated fair value at the time of grant of $91,324, for his services as a member of our board of directors. Mr. Belch has also been granted options to purchase 500,000 shares of our common stock, with an aggregate estimated fair value at the time of grant of $45,660, for his previous services to the Company.

In June 2013, Dr. Barer, one of our directors, purchased $1.0 million principal amount of our Convertible Notes due 2015, at face value, and received related warrants.

In March 2014, Dr. Barer and Ms. Gregory, our Chief Executive Officer, purchased $1.0 million and $25,000 principal amount, respectively, of our Convertible Notes due 2015, at face value, and received related warrants.

Consulting Agreement

In January of 2012, we entered into a consulting agreement with Mr. Sucoff providing for total consideration of $250,000 and warrants to purchase 300,000 shares of our common stock. Mr. Sucoff agreed to provide professional consultation services regarding matters relating to financing. The first payment of $100,000 and warrants to purchase 100,000 shares of our common stock was made at the closing of our Series C Convertible Preferred Stock financing. In May 2013, our board of directors approved the second payment of $75,000 as well as the issuance of a stock option grant, instead of warrants, to purchase 100,000 shares of our common stock. The final payment will be made subject to the approval of our board of directors. The agreement can be terminated by Mr. Sucoff or us upon 30 days’ prior written notice.

Indemnification Agreements

Our certificate of incorporation in effect upon the closing of this offering provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with our directors. See “Executive Compensation—Limitation of Liability and Indemnification” for additional information regarding these agreements. We maintain insurance policies for director and officer liability providing for maximum coverage in the amount of $10 million.

Policies and Procedures for Related Person Transactions

Our board of directors has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our Chief Operating Officer or principal financial officer. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is in our best interests. The committee may impose any conditions on the related person transaction that it deems appropriate.

Any member of the audit committee who is a related person with respect to a transaction under review will not be able to participate in the deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•	interests arising solely from the related person’s position as an executive officer of another entity (whether or not the person is also a director of such entity), that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and (c) the amount involved in the transaction is less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and

•	a transaction that is specifically contemplated by provisions of our charter or by-laws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it was our policy for our board of directors to consider the nature of and business reason for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests. In addition, all related person transactions required prior approval, or later ratification, by our board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of the date of this prospectus, and the anticipated beneficial ownership percentages immediately following this offering, by:

•	each of our directors;

•	each of our Named Executive Officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our outstanding shares of common stock.

Each stockholder’s percentage ownership before the offering is based on 39,271,414 shares of our common stock outstanding as of the date of this prospectus (assuming conversion only of all of our shares of preferred stock into common stock), as adjusted to give effect to this offering. Each stockholder’s percentage ownership after the offering is based on                 shares of our common stock outstanding immediately after the completion of this offering. We have granted the underwriters an option to purchase up to an aggregate of                 additional shares of our common stock from us to cover over-allotments, if any, and the table below assumes no exercise of that option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options or warrants that are currently exercisable or exercisable with 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options or warrants for the purposes of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Except as otherwise set forth below, the address of the beneficial owner is c/o ContraFect Corporation, 28 Wells Avenue, 3rd Floor, Yonkers, New York 10701.

	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering (%)	After Offering (%)
5% Stockholders:
Alpha Spring Limited (1)	5,226,528	13.3
Liberty Charitable Remainder Trust (2)	3,631,644	9.3
River Charitable Remainder Trust (3)	2,050,388	5.2
Robert C. Nowinski, Ph.D. (4)	7,988,900	17.4

Directors and Named Executive Officers:
Sol Barer, Ph.D. (5)	1,550,000	3.9
Isaac Blech (6)	7,035,064	17.5
David N. Low, Jr. (7)	50,000	*
Roger Pomerantz, M.D. (8)	50,000	*
David Scheinberg, M.D., Ph.D. (9)	650,000	1.6
Cary Sucoff (10)	1,140,000	2.8
Sir Richard Sykes, FRS (11)	310,000	*
Shengda Zan (12)	5,476,528	13.9
Julia P. Gregory (13)	518,333	1.3
David Huang, M.D., Ph.D. (14)	354,898	*
Michael Wittekind, Ph.D. (15)	181,000	*
Robert C. Nowinski, Ph.D. (4)	7,988,900	17.4
All current directors and executive officers as a group (14 persons) (16)	17,959,816	39.7

*	Represents beneficial ownership of less than one percent of our outstanding common stock.
(1)	The address for Alpha Spring Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Consists of 5,226,528 shares of common stock issuable upon conversion of preferred stock. Mr. Zan, a member of our board of directors, is the sole director of Alpha Spring Limited.
(2)	The address for Liberty Charitable Remainder Trust is 75 Rockefeller Plaza, 29th Floor, New York, New York 10019. Consists of (a) 700,000 shares of common stock and (b) 2,931,644 shares of common stock issuable upon conversion of preferred stock. Mr. Blech, a member of our board of directors, is a trustee and one of the beneficiaries of Liberty Charitable Remainder Trust.
(3)	The address for River Charitable Remainder Trust is 75 Rockefeller Plaza, 29th Floor, New York, New York 10019. Consists of (a) 500,000 shares of common stock and (b) 1,550,388 shares of common stock issuable upon conversion of preferred stock. Mr. Blech, a member of our board of directors, is a trustee and one of the beneficiaries of River Charitable Remainder Trust.
(4)	Consists of (a) 1,193,900 shares of common stock, (b) 100,000 shares of common stock issuable upon conversion of preferred stock, and (c) 6,695,000 shares of common stock underlying options that are exercisable as of the date of this prospectus. All of the shares of common stock owned by Dr. Nowinski have been pledged as security. Pursuant to the pledge agreement, Dr. Nowinski has the power to vote or direct the voting of the shares.
(5)	Consists of (a) 600,000 shares of common stock and (b) 950,000 shares of common stock underlying options and warrants that are exercisable as of the date of this prospectus or will become exercisable within 60 days after such date.
(6)	Consists of (a) (i) 700,000 shares of common stock and (ii) 2,931,644 shares of common stock issuable upon conversion of preferred stock held by Liberty Charitable Remainder Trust, (b) (i) 500,000 shares of common stock and (ii) 1,550,388 shares of common stock issuable upon conversion of preferred stock held by River Charitable Remainder Unitrust, (c) 151,516 shares of common stock issuable upon conversion of preferred stock held by Harbor Charitable River Trust, (d) 151,516 shares of common stock issuable upon conversion of preferred stock held by Summit Charitable Remainder Trust, (e) 100,000 shares of common stock issuable upon conversion of preferred stock held by Miriam Blech and (f) 950,000 shares of common stock underlying options that are exercisable as of the date of this prospectus or will become exercisable within 60 days after such date.
(7)	Consists of 50,000 shares of common stock underlying options that are exercisable as of the date of this prospectus or will become exercisable within 60 days after such date.
(8)	Consists of 50,000 shares of common stock underlying options that are exercisable as of the date of this prospectus or will become exercisable within 60 days after such date.
(9)	Consists of (a) 20,000 shares of common stock, (b) 60,000 shares of common stock issuable upon conversion of preferred stock, and (c) 570,000 shares of common stock underlying options and warrants that are exercisable as of the date of this prospectus or will become exercisable within 60 days after such date.
(10)	Consists of 1,140,000 shares of common stock underlying options and warrants that are exercisable as of the date of this prospectus or will become exercisable within 60 days after such date.
(11)	Consists of 310,000 shares of common stock underlying options that are exercisable as of the date of this prospectus or will become exercisable within 60 days after such date.
(12)	Consists of (a) 5,226,528 shares of common stock issuable upon conversion of preferred stock held by Alpha Spring Limited and (b) 250,000 shares of common stock underlying options that are exercisable as of the date of this prospectus or will become exercisable within 60 days after such date.
(13)	Consists of 518,333 shares of common stock underlying options that are exercisable as of the date of this prospectus or will become exercisable within 60 days after such date.
(14)	Consists of 354,898 shares of common stock underlying options that are exercisable as of the date of this prospectus or will become exercisable within 60 days after such date.
(15)	Consists of 181,000 shares of common stock underlying options that are exercisable as of the date of this prospectus or will become exercisable within 60 days after such date.
(16)	Consists of (a) 1,820,000 shares of common stock, (b) 10,210,352 shares of common stock issuable upon conversion of preferred stock and (c) 5,929,464 shares of common stock underlying options and warrants that are exercisable as of the date of this prospectus or will become exercisable within 60 days after such date.

DESCRIPTION OF SECURITIES

The following description of our securities and provisions of our amended and restated certificate of incorporation and amended and restated by-laws are summaries and are qualified by reference to the certificate of incorporation and the by-laws that will be in effect upon the closing of this offering. We have filed copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part. The description of the securities reflects changes to our capital structure that will occur upon the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of            shares of our common stock, par value $0.0001 per share, and 5,000,000 shares of our preferred stock, par value $0.0001 per share, all of which preferred stock will be undesignated.

As of March 31, 2014, we had issued and outstanding:

•	7,084,240 shares of our common stock held by 61 stockholders of record;

•	2,200,000 shares of our Series A preferred stock that are convertible into 4,400,000 shares of our common stock;

•	4,651,163 shares of our Series B preferred stock that are convertible into 9,302,326 shares of our common stock; and

•	9,090,909 shares of our Series C preferred stock that are convertible into 18,181,818 shares of our common stock.

•	151,515 shares of our Series C-1 preferred stock that are convertible into 303,030 shares of our common stock.

Upon the closing of this offering, all of the outstanding shares of our preferred stock will automatically convert into an aggregate of 32,187,174 shares of our common stock.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Any matter other than the election of directors shall be determined by a majority of the votes cast. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants

The warrants issued in this offering entitle the registered holder to purchase one share of our common stock at a price equal to $            , or     % of the initial public offering price per share of the underlying shares of our common stock, subject to adjustment as discussed below, at any time commencing upon                      and terminating at 5:00 p.m., New York City time,              years after the date of this prospectus.

The warrants will be issued pursuant to a warrant agreement between us and our warrant agent. Certain provisions of the warrants are set forth herein but are only a summary and are qualified in their entirety by the relevant provisions of the warrant agreement that will be filed as an exhibit to the registration statement of which this prospectus forms a part.

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at prices below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. Under the terms of the warrant agreement, we have agreed to use our commercially reasonable efforts to maintain the effectiveness of the registration statement and current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. If, and only if, at the time of exercise of the warrants there is no effective registration statement covering the issuance of the shares of common stock underlying the warrants, then the warrant holder may exercise the warrants on a cashless basis. The warrant holders do not have the rights or privileges of holders of common stock or any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

We may redeem the outstanding warrants without the consent of any third party or the representative of the underwriters:

•	in whole and not in part;

•	at a price of $ per warrant, so long as a registration statement relating to the common stock issuable upon exercise of the warrants is effective and current;

•	upon not less than 30 days prior written notice of redemption; and

•	if, and only if, the last reported sale price of a share of our common stock equals or exceeds $ per share (subject to adjustment for splits, dividends, recapitalization and other similar events) for any 20 trading days within a 30 consecutive trading day period ending three business days before we send the notice of redemption to warrantholders.

If the foregoing conditions are satisfied and we call the warrants for redemption, each warrantholder will then be entitled to exercise his, her or its warrant prior to the date scheduled for redemption. However, there can be no assurance that the price of the common stock will exceed the warrant exercise price after the redemption call is made.

A holder may not exercise any portion of a warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than             % of the outstanding common stock after exercise, as such percentage ownership is determined in accordance with the terms of the warrants, except that upon at least 61 days’ prior notice from the holder to us, the holder may waive such limitation.

No fractional shares of common stock will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number of shares of common stock to be issued to the warrant holder. If multiple warrants are exercised by the holder at the same time, we will aggregate the number of whole shares issuable upon exercise of all the warrants.

Registration Rights

For a description of certain outstanding registration rights, see “Certain Relationships and Related Party Transactions—Registration Rights.”

Outstanding Warrants

As of March 31, 2014, we have warrants outstanding to purchase an aggregate of 5,028,398 shares of our common stock at a weighted average exercise price of $0.92 per share. These warrants contain certain cashless exercise and anti-dilution provisions.

In addition, we issued warrants to purchasers in conjunction with the issuance of the Convertible Notes due 2015 (the “Purchaser Warrants”). Purchasers of the Convertible Notes due 2015 received warrants to purchase a number of shares of common stock equal to 50% of the total number of shares of common stock underlying their Convertible Notes due 2015. The Purchaser Warrants have a term of five years from the issuance of the Convertible Notes due 2015 and an exercise price of 75% of the initial public offering price of our shares of common stock.

Furthermore, the placement agent for our issuance of Convertible Notes due 2015, Maxim Group LLC (the representative of the underwriters of this offering), also received warrants to purchase the number of shares of common stock equal to 10% of the total number of shares of common stock underlying the Convertible Notes due 2015. These warrants have a term of five years from their issuance and an exercise price of 110% of the exercise price of the Purchaser Warrants.

Underwriter’s Warrants

We have agreed to grant to Maxim warrants to purchase a number of shares equal to 7% of the total number of shares of common stock sold in this offering at a price equal to 110% of the price per share of the common stock sold in this offering. See “Underwriting.”

Options

As of March 31, 2014, options to purchase an aggregate of 16,073,503 shares of our common stock at a weighted average exercise price of $0.75 per share were outstanding.

Anti-Takeover Effects of Delaware Law and Our Charter and Bylaws

Delaware law contains, and upon the completion of this offering our certificate of incorporation and our bylaws will contain, provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Removal of Directors

A director may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Stockholder Action by Written Consent; Special Meetings

Upon the completion of this offering, our certificate of incorporation will provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Upon the completion of this offering, our certificate of incorporation and bylaws will also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our Chairman of the board of directors or our Chief Executive Officer.

Advance Notice Requirements for Stockholder Proposals

Upon the completion of this offering, our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Delaware Business Combination Statute

Upon the completion of this offering, we will be subject to Section 203 of the Delaware General Corporation Law. Subject to specified exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained that status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Amendment of Certificate of Incorporation and Bylaws

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Effective upon the completion of this offering, our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in any annual election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above under “—Removal of Directors” and “—Stockholder Action by Written Consent; Special Meetings.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                     .

NASDAQ Capital Market Symbol

We intend to apply to list our common stock and the warrants on the NASDAQ Capital Market under the symbols “CFRX” and “CFRXW,” respectively.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to completion of this offering, there was no public market for our common stock or our warrants. Future sales of our common stock or our warrants in the public market, or the perception that sales could occur, could adversely affect the market price of our common stock or our warrants and could impair our future ability to raise capital through the sale of our equity securities. The language in this section assumes no exercise of the warrants issued in conjunction with this offering.

Based on the number of shares of our common stock outstanding as of the date of this prospectus, we will have            shares of our common stock outstanding after completion of this offering. Of those shares, the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined in Rule 144. Restricted securities may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 under the Securities Act as summarized below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any of our shares of common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations, if we are current in our SEC filings as set forth in Rule 144.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of our shares of common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume in our common stock on the NASDAQ during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon expiration of the 270-day lock-up period described below, approximately            shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of shares of our common stock that our existing shareholders will elect to sell under Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

In connection with this offering, we, certain of our shareholders and each of our executive officers have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any shares of our common stock for a period of 270 days after the date of this prospectus, except with the prior written consent of the representative of the underwriters. See “Underwriting.”

UNDERWRITING

We have entered into an underwriting agreement (the “Underwriting Agreement”) with Maxim, as the co-lead managing underwriter and joint book-runner, with respect to the offered securities subject to this offering. Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to them, the number of shares of common stock provided below.

Underwriters	Number of Offered Securities
Maxim Group LLC

Total

The underwriters are offering the offered securities subject to acceptance of the shares from us and subject to prior sale. The Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of the offered securities are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the offered securities if any are taken, other than those offered securities covered by the over-allotment option described below.

Overallotment

Pursuant to the Underwriting Agreement, we have granted to Maxim an option, exercisable within 45 days after the closing of this offering, to acquire up to an additional                 offered securities, or 15% of the total number of offered securities to be offered by us pursuant to this offering, solely for the purpose of covering over-allotments.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for the offered securities will be determined through negotiations between us and Maxim. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, the market valuations of other companies that we and Maxim believe to be comparable to us, estimates of our business potential, the present state of our development and other factors we and Maxim deem relevant.

We offer no assurances that the initial public offering prices of the offered securities will correspond to the price at which our securities will trade in the public market subsequent to this offering or that an active trading market for the offered securities will develop and continue after this offering.

Commission and Expenses

Maxim has advised us that the underwriters propose to offer the offered securities to the public at the initial public offering prices set forth on the cover page of this prospectus and to certain dealers at those prices less a concession not in excess of $         per offered security. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of $         per offered security to certain brokers and dealers. After this offering, the initial public offering prices, concession and reallowance to dealers may be reduced by Maxim. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The offered securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. Maxim has informed us that the underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering.

	Fee Per Share (1)	Fee Per Warrant (1)	Total Without Exercise of Over- Allotment	Total With Exercise of Over-Allotment
Public offering price	$	$	$	$
Discount	$	$	$	$

(1)	The fees do not include the underwriter warrants or expense reimbursement described below.

We have agreed to reimburse Maxim for certain out-of-pocket expenses it incurs in connection with this offering, including, but not limited to, filing offering materials with the Financial Industry Regulatory Authority, Inc. (“FINRA”), “road show” expenses and the fees and disbursements of its counsel.

We estimate that expenses payable by us in connection with the offering of the offered securities, other than the underwriting discounts and commissions and the counsel fees and disbursement reimbursement provisions referred to above, will be approximately $        .

Upon the closing of the offering, Maxim will have the right of first refusal to act as a manager or placement agent on customary terms for one future public equity or equity-linked financing of the Company, or any successor to or any subsidiary of the Company, that takes place within a period of 12 months from the effective date of this registration statement.

We have also agreed to issue to Maxim or its designees, at the closing of this offering, warrants (the “Underwriter’s Warrants”) to purchase that number of our shares of common stock equal to up to 7% of the aggregate number of shares sold in the offering. The Underwriter’s Warrants will be exercisable at any time and from time to time, in whole or in part, during a period commencing nine months from the effective date of this prospectus, and will expire five years after such date. The Underwriter’s Warrants will be exercisable at a price equal to 110% of the public offering price of the shares in this offering. The Underwriter’s Warrants and the shares of common stock underlying the Underwriter’s Warrants have been deemed compensation by FINRA and are, therefore, subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. Maxim or its permitted assignees under this Rule 5110(g)(1) shall not sell, transfer, assign, pledge or hypothecate the Underwriter’s Warrants or the shares of common stock underlying the Underwriter’s Warrants, nor engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Underwriter’s Warrants or the shares of common stock underlying the Underwriter’s Warrants, for a period of 180 days from the effective date of the registration statement, except that they may be assigned, in whole or in part, as specifically set forth in the Underwriting Agreement. The Underwriter’s Warrants will provide for cashless exercise, “piggyback” registration rights for five years from the effective date of the registration statement and customary anti-dilution provisions (for share dividends, splits and recapitalizations and the like) consistent with FINRA Rule 5110. The Underwriter’s Warrants will further provide for one-time demand registration rights of the sale of the underlying common stock.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

Officers, directors and certain shareholders of our company holding an aggregate of     % of our common stock prior to the offering, have agreed to a 270-day “lock-up” period from the closing of this offering with respect to the shares of common stock that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of 270 days following the closing of the offering, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of Maxim.

The 270-day restricted period is subject to extension if (1) during the last 17 days of the restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the restricted period, in which case the restrictions imposed in the lock-up agreements will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Maxim has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, Maxim may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our shares in general.

Listing

We intend to apply to list our common stock and the warrants on the Nasdaq Capital Market under the symbols “CFRX” and “CFRXW,” respectively.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by Maxim or by its affiliates. Other than the prospectus in electronic format, the information on Maxim’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or Maxim in its capacity as an underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that may be purchased in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. Maxim may close out any covered short position by either exercising the over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, Maxim will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-

allotment option. If the underwriters sell more shares than could be covered by the over-allotment option which creates a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit Maxim to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares offered by this prospectus in any jurisdiction where action for that purpose is required. The shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Other Relationships

Maxim and its affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us. They may in the future receive customary fees and commissions for these transactions. Maxim did not provide any financing, investment and/or advisory services to us during the 180-day period preceding the filing of the registration statement related to this offering, and as of the date of this prospectus, other than as previously disclosed, we do not have any agreement or arrangement with Maxim to provide any of such services during the 90-day period following the effective date of the registration statement related to this offering.

LEGAL MATTERS

The validity of the offered securities offered by this prospectus will be passed upon for us by Shearman & Sterling LLP, New York, New York. The underwriters have been represented by Ellenoff Grossman  & Schole LLP, New York, New York.

EXPERTS

The financial statements of ContraFect Corporation at December 31, 2013 and 2012, and for the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statements of operations, changes in preferred stock and stockholders’ equity (deficit) and cash flows of ContraFect Corporation for the period from March 17, 2008 (inception) to December 31, 2011 (not presented separately herein), have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report which is incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

You may read and copy the reports and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

Upon completion of this offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act, and as a result will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above, as well as on our website, without charge, at http://www.contrafect.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

We intend to furnish our stockholders with annual reports containing audited financial statements and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

CONTRAFECT CORPORATION

INDEX TO FINANCIAL STATEMENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013	F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS FOR THE CUMULATIVE PERIOD FROM MARCH 17, 2008 (INCEPTION) THROUGH DECEMBER 31, 2011	F-3

BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2013	F-4

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013 AND THE PERIOD FROM INCEPTION (MARCH 17, 2008) TO DECEMBER 31, 2013	F-5

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY FOR THE PERIOD FROM INCEPTION (MARCH 17, 2008) TO DECEMBER 31, 2013	F-6

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013 AND THE PERIOD FROM INCEPTION (MARCH 17, 2008) TO DECEMBER 31, 2013	F-9

NOTES TO FINANCIAL STATEMENTS	F-10

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

ContraFect Corporation

We have audited the accompanying balance sheets of ContraFect Corporation (a development stage enterprise) as of December 31, 2012 and 2013, and the related statements of operations, convertible preferred stock and stockholders’ (deficit) equity and cash flows for the years then ended, and for the period from March 17, 2008 (inception) through December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements for the period March 17, 2008 (inception) through December 31, 2011 were audited by other auditors whose report dated October 11, 2013 expressed an unqualified opinion on those statements. The financial statements for the period March 17, 2008 (inception) through December 31, 2011 include total operating expenses and net loss of $14,697,947 and $14,936,755, respectively. Our opinion on the statements of operations, convertible preferred stock and stockholders’ (deficit) equity and cash flows for the period March 17, 2008 (inception) through December 31, 2013, insofar as it relates to amounts for prior periods through December 31, 2011, is based solely on the report of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of ContraFect Corporation at December 31, 2012 and 2013, and the results of its operations and its cash flows for the years then ended and the period from March 17, 2008 (inception) through December 31, 2013, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Metro Park, New Jersey

April 17, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

ContraFect Corporation

We have audited the statements of operations, changes in preferred stock and stockholders’ equity (deficit) and cash flows (not separately presented herein) for the cumulative period from March 17, 2008 (inception) to December 31, 2011 of ContraFect Corporation (a development stage company) (the “Company”). The financial statements for the period from March 17, 2008 (inception) to December 31, 2011 are not presented separately herein. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the Company’s operations and its cash flows for the period from March 17, 2008 (inception) to December 31, 2011 (not presented separately herein), in conformity with accounting principles generally accepted in the United States of America.

/s/  EisnerAmper LLP

Iselin, New Jersey

October 11, 2013

ContraFect Corporation

(A Development Stage Company)

Balance Sheets

	December 31,
	2012	2013	Pro Forma
Assets			(unaudited	)
Current assets:
Cash and cash equivalents	$7,886,264	$4,145,270
Prepaid expenses and other current assets	267,797	198,410

Total current assets	8,154,061	4,343,680
Property and equipment, net	3,307,982	2,735,175
Restricted cash	1,600,000	25,000
Other assets	143,621	2,579,980

Total assets	$13,205,664	$9,683,835

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$2,246,114	$2,124,906
Accrued liabilities	725,993	4,095,337
Deferred rent	672,236	896,603
Capital lease, current portion	558,777	—
Note payable, current portion	511,023	—

Total current liabilities	4,714,143	7,116,846
Capital lease, long-term portion	341,526	—
Note payable, long-term portion	489,184	—
Convertible notes payable	—	9,816,365
Warrant liabilities	—	3,088,017
Embedded derivatives liabilities	—	2,680,780

Total liabilities	5,544,853	22,702,008

Commitments and contingencies	—	—

Series A convertible preferred stock, $0.0002 par value, 2,200,000 shares authorized and outstanding at December 31, 2012 and 2013	1,964,283	1,964,283
Series B convertible preferred stock, $0.0002 par value, 5,600,000 shares authorized;4,651,163 shares outstanding at December 31, 2012 and 2013	10,175,750	10,175,750
Series C convertible preferred stock, $0.0002 par value, 9,090,909 shares authorized and outstanding at December 31, 2012 and 2013	27,752,294	27,752,294

Stockholders’ (deficit) equity:
Common stock, $0.0001 par value, 200,000,000 shares authorized; 7,045,177 and 7,084,240 shares outstanding at December 31, 2012 and 2013, respectively	705	708
Additional paid-in capital	2,587,988	4,929,703
Loan to officer	(600,000)	—
Deficit accumulated during the development stage	(34,220,209)	(57,840,911)

Total stockholders’ (deficit) equity	(32,231,516)	(52,910,500)

Total liabilities, convertible preferred stock, and stockholders’ (deficit) equity	$13,205,664	$9,683,835

See accompanying notes.

ContraFect Corporation

(A Development Stage Company)

Statements of Operations

	Year Ended December 31,		Period From March 17, 2008 (Inception) to December 31, 2013
	2012	2013
Operating expenses:
Research and development, including share-based compensation expense of $46,574, $230,629, and $295,564, respectively	$13,211,111	$9,133,175	$30,120,064
General and administrative, including share-based compensation expense of $183,308, $2,101,089, and $2,890,426, respectively	5,943,062	10,163,259	23,028,491

Total operating expenses	19,154,173	19,296,434	53,148,555

Loss from operations	(19,154,173)	(19,296,434)	(53,148,555)
Other income (expense)
Interest expense, net	(129,281)	(1,712,178)	(2,080,266)
Change in fair value of warrant and embedded derivative liabilities	—	(2,612,090)	(2,612,090)

Total other income (expense)	(129,281)	(4,324,268)	(4,692,356)

Net loss attributable to common stockholders	$(19,283,454)	$(23,620,702)	$(57,840,911)

Per share information:
Net loss per share of common stock, basic and diluted	$(2.74)	$(3.34)

Basic and diluted weighted average share outstanding	7,045,177	7,082,528

Unaudited pro forma net loss per share of common stock, basic and diluted		$(0.61)

Unaudited basic and diluted pro forma weighted average shares outstanding		38,966,672

See accompanying notes.

ContraFect Corporation

(A Development Stage Company)

Statements of Convertible Preferred Stock and Stockholders’ (Deficit) Equity

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Stock Subscriptions Receivable	Loan Receivable- Officer	Accumulated Deficit	Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of common stock for cash	—	$—	—	$—	—	$—	1,662,500	$166	$168,996	$—	$—	$—	$169,162
Common stock subscription	—	—	—	—	—	—	50,000	5	45	(50)	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	15	—	—	—	15
Net loss for the period March 17, 2008 (Inception) through December 31, 2008	—	—	—	—	—	—	—	—	—	—	—	(313,023)	(313,023)

Balance, December 31, 2008	—	—	—	—	—	—	1,712,500	171	169,056	(50)	—	(313,023)	(143,846)
Payment of common stock subscription	—									50			50
Issuance of preferred stock for cash	875,000	875,000	—	—	—	—	—	—	—	—	—	—	—
Issuance of common stock for cash	—	—	—	—	—	—	1,096,000	110	2,082	—	—	—	2,192
Issuance of preferred stock for services	50,000	50,000	—	—	—	—	—	—	—	—	—	—	—
Issuance of common stock for services	—	—	—	—	—	—	453,000	45	861	—	—	—	906
Conversion of notes payable to preferred stock	25,000	25,000	—	—	—	—	—	—	—	—	—	—	—
Conversion of notes payable and accrued interest to common stock	—	—	—	—	—	—	781,667	78	237,422	—	—	—	237,500
Beneficial conversion cost associated with notes payable	—	—	—	—	—	—	—	—	127,027	—	—	—	127,027
Issuance of preferred stock for interest owed	1,307	1,307	—	—	—	—	—	—	—	—	—	—	—
Financing cost of sale of preferred stock	—	(109,000)	—	—	—	—	—	—	—	—	—	—	—
Issuance of warrants related to sale of preferred stock	—	(9,770)	—	—	—	—	—	—	9,770	—	—	—	9,770
Share-based compensation	—	—	—	—	—	—	—	—	24,854	—	—	—	24,854
Net loss for the year ended December 31, 2009	—	—	—	—	—	—	—	—	—	—	—	(1,018,096)	(1,018,096)

Balance, December 31, 2009	951,307	832,537	—	—	—	—	4,043,167	404	571,072	—	—	(1,331,119)	(759,643)
Issuance of preferred stock for cash	1,173,693	1,173,693	4,651,163	12,000,000	—	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock option	—	—	—	—	—	—	10,000	1	4,999	—	—	—	5,000

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Stock Subscriptions Receivable	Loan Receivable- Officer	Accumulated Deficit	Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of common stock for services	—	—	—	—	—	—	120,000	12	11,988	—	—	—	12,000
Issuance of preferred stock for license	75,000	75,000	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	186,515	—	—	—	186,515
Issuance of warrants for services	—	—	—	—	—	—	—	—	13,182	—	—	—	13,182
Financing cost of sale of preferred stock	—	(82,000)	—	(1,252,424)	—	—	—	—	—	—	—	—	—
Issuance of warrants related to sale of preferred stock	—	(34,947)	—	(571,826)	—	—	—	—	606,773	—	—	—	606,773
Issuance of common stock for dividend on Series A preferred stock	—	—	—	—	—	—	57,000	6	(6)	—	—	—	—
Net loss for the year ended December 31, 2010	—	—	—	—	—	—	—	—	—	—	—	(2,988,707)	(2,988,707)

Balance, December 31, 2010	2,200,000	1,964,283	4,651,163	10,175,750	—	—	4,230,167	423	1,394,523	—	—	(4,319,826)	(2,924,880)
Issuance of common stock upon exercise of warrants	—	—	—	—	—	—	2,200,000	220	219,780	—	—	—	220,000
Issuance of common stock upon exercise of stock option	—	—	—	—	—	—	10,000	1	4,999	—	—	—	5,000
Issuance of common stock for services	—	—	—	—	—	—	605,010	61	151,400	—	—	—	151,461
Issuance of preferred stock for cash	—	—	—	—	6,146,374	20,283,034	—	—	—	—	—	—	—
Issuance of preferred stock for license	—	—	—	—	30,303	100,000	—	—	—	—	—	—	—
Issuance of warrants for services	—	—	—	—	—	—	—	—	18,487	—	—	—	18,487
Loan receivable—officer	—	—	—	—	—	—	—	—	—	—	(600,000)	—	(600,000)
Share-based compensation	—	—	—	—	—	—	—	—	167,032	—	—	—	167,032
Financing cost of sale of preferred stock	—	—	—	—	—	(1,649,288)	—	—	—	—	—	—	—
Issuance of warrants related to sale of preferred stock	—	—	—	—	—	(401,885)			401,885	—	—	—	401,885
Net loss for the year ended December 31, 2011	—	—	—	—	—	—	—	—	—	—	—	(10,616,929)	(10,616,929)

Balance, December 31, 2011	2,200,000	1,964,283	4,651,163	10,175,750	6,176,677	18,331,861	7,045,177	705	2,358,106	—	(600,000)	(14,936,755)	(13,177,944)
Issuance of preferred stock for cash	—	—	—	—	2,914,232	9,616,966	—	—	—	—	—	—	—
Issuance of warrants for services	—	—	—	—	—	—	—	—	48,266	—	—	—	48,266
Share-based compensation	—	—	—	—	—	—	—	—	181,616	—	—	—	181,616
Financing cost of sale of preferred stock	—	—	—	—	—	(196,533)	—	—	—	—	—	—	—

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Stock Subscriptions Receivable	Loan Receivable- Officer	Accumulated Deficit	Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Net loss for the year ended December 31, 2012	—	—	—	—	—	—	—	—	—	—	—	(19,283,454)	(19,283,454)

Balance, December 31, 2012	2,200,000	$1,964,283	4,651,163	$10,175,750	9,090,909	$27,752,294	7,045,177	$705	$2,587,988	$—	$(600,000)	$(34,220,209)	$(32,231,516)
Issuance of common stock for license	—	—	—	—	—	—	39,063	3	9,997	—	—	—	10,000
Issuance of warrants for services	—	—	—	—	—	—	—	—	22,149	—	—	—	22,149
Loan forgiven—officer	—	—	—	—	—	—	—	—	—	—	600,000	—	600,000
Share-based compensation	—	—	—	—	—	—	—	—	2,309,569	—	—	—	2,309,569
Net loss for the year ended December 31, 2013	—	—	—	—	—	—	—	—	—	—	—	(23,620,702)	(23,620,702)

Balance, December 31, 2013	2,200,000	$1,964,283	4,651,163	$10,175,750	9,090,909	$27,752,294	7,084,240	$708	$4,929,703	$—	$—	$(57,840,911)	$(52,910,500)

See accompanying notes.

ContraFect Corporation

(A Development Stage Company)

Statements of Cash Flows

	Year Ended December 31		Period From March 17, 2008 (Inception) to December 31,
	2012	2013	2013
Cash flows from operating activities
Net loss	$(19,283,454)	$(23,620,702)	$(57,840,911)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	529,104	559,237	1,257,395
Stock-based compensation expense	181,616	2,309,569	2,920,507
Issuance of common stock in exchange for licensed technology	—	10,000	10,000
Issuance of preferred stock in exchange for licensed technology	—	—	175,000
Issuance of common stock warrants in exchange for services	48,266	22,149	102,084
Issuance of common stock in exchange for services	—	—	163,400
Issuance of common stock in exchange for interest	—	—	1,307
Amortization of debt discount	—	1,155,010	1,155,010
Change in fair value of warrant and embedded derivative liabilities	—	2,612,090	2,612,090
Beneficial conversion cost associated with note payable	—	—	127,027
Increase in deferred rent	381,539	224,367	896,603
Other non-cash charges and expenses	—	600,000	600,000
Changes in operating assets and liabilities:
Decrease (increase) in prepaid expenses and other current assets	38,749	69,387	(198,410)
Increase in other assets	(10,500)	—	(143,621)
Increase in accounts payable and accrued liabilities	1,804,476	2,002,469	4,974,576

Net cash used in operating activities	(16,310,204)	(14,056,424)	(43,187,943)

Cash flows from investing activities
Decrease (increase) in restricted cash	(100,000)	1,575,000	(25,000)
(Purchases) sales of property and equipment	(58,917)	13,570	(2,361,555)

Net cash used in investing activities	(158,917)	1,588,570	(2,386,555)

Cash flows from financing activities
Proceeds from notes payable, related parties	—	—	262,500
Proceeds from notes payable, bank	—	—	2,000,000
Proceeds from issuance of convertible notes	—	11,963,650	11,963,650
Payment of financing costs of convertible notes	—	(1,336,280)	(1,336,280)
Proceeds from issuance of preferred stock	9,616,966	—	43,948,693
Payment of financing costs of preferred stock sold	(196,533)	—	(3,289,245)
Proceeds from issuance of common stock	—	—	171,465
Proceeds from exercise of options and warrants	—	—	230,000
Payment of loan to officer	—	—	(600,000)
Repayment of lease and notes payable	(961,351)	(1,900,510)	(3,631,015)

Net cash provided by financing activities	8,459,082	8,726,860	49,719,768

Net increase (decrease) in cash and cash equivalents	(8,010,039)	(3,740,994)	4,145,270
Cash and cash equivalents at beginning of year	15,896,303	7,886,264	—

Cash and cash equivalents at end of year	$7,886,264	$4,145,270	$4,145,270

Supplemental disclosures of cash flow information and non-cash investing and financing activities
Cash paid for interest	$143,407	$107,632	$384,897
Entered equipment leases for lab equipment purchased	215,824	—	1,631,015
Issuance of common stock for license received	—	10,000	10,000
Issuance of preferred stock for license received	—	—	175,000

See accompanying notes.

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

1. Organization and Description of Business

Organization and Business

ContraFect Corporation (the “Company) is a biotechnology company focused on protein and antibody therapeutic products for life-threatening infectious diseases, particularly those treated in hospital-based settings. The Company intends to address multi-drug resistant infections using our therapeutic product candidates from its lysin and monoclonal antibody platforms to target conserved regions of either bacteria or viruses. The Company’s most advanced product candidates are CF-301, a lysin for the treatment of Staph aureus bacteremia, and CF-404, a combination of mAbs for the treatment of life-threatening seasonal and pandemic varieties of influenza.

The Company was organized as a Delaware corporation on March 5, 2008. From its inception, the Company has devoted substantially all of its efforts to business planning, recruiting management and technical staff, acquiring operating assets, research and development of its pipeline, preparing to commence a Phase I clinical trial, and raising capital. Accordingly, the Company is considered to be in the development stage.

Going Concern

The Company has incurred losses from operations since inception as a research and development organization and has relied on its ability to fund its operations through private equity financings. Management expects operating losses and negative cash flows to continue at more significant levels in the future as it enters clinical trials. As the Company continues to incur losses, transition to profitability is dependent upon the successful development, approval, and commercialization of its product candidates and achieving a level of revenues adequate to support the Company’s cost structure. The Company may never achieve profitability, and unless and until it does, the Company will continue to need to raise additional cash. Management intends to fund future operations through additional private or public debt or equity financings, and may seek additional capital through arrangements with strategic partners or from other sources. Based on the Company’s operating plan, existing working capital at December 31, 2013, is not sufficient to meet the cash requirements to fund planned operations without additional financing. There can be no assurances that such financing will be available to the Company on satisfactory terms, or at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course of business.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with United States (U.S.) generally accepted accounting principles (U.S. GAAP) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

Significant Risks and Uncertainties

The Company’s operations are subject to a number of factors that can affect its operating results and financial condition. Such factors include, but are not limited to: the results of clinical testing and trial activities of the Company’s products, the Company’s ability to obtain regulatory approval to market its products, competition

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

from products manufactured and sold or being developed by other companies, the price of, and demand for, Company products, the Company’s ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products, and the Company’s ability to raise capital.

Unaudited Pro Forma Balance Sheet Information

The unaudited pro forma balance sheet information as of December 31, 2013 assumes (1) the conversion of all outstanding shares of convertible preferred stock into an aggregate of                 shares of the Company’s common stock, (2) the conversion of $12.0 million of outstanding principal and accelerated amortization of                 million of unamortized debt discount on the senior convertible notes issued by the Company, and the issuance of an aggregate of                 shares of the Company’s common stock upon such conversion, assuming an initial public offering price of             per share (the mid-point of the price range set forth on the cover of this prospectus), (3) the reclassification of the warrant liability to additional paid-in capital upon completion of the IPO, as the warrants become common stock warrants that are not subject to remeasurement and (4) the reclassification of the embedded derivatives liability to additional paid-in capital upon completion of the IPO. The pro forma balance sheet was prepared as though the completion of the IPO contemplated by this prospectus had occurred on December 31, 2013. Shares of common stock issued in the IPO and any related net proceeds are excluded from the pro forma information.

Unaudited Pro Forma Net Loss Per Share Information

Unaudited pro forma net loss per share is computed using the weighted-average number of common shares outstanding after giving effect to the pro forma effect of the conversion of all convertible preferred stock during the year ended December 31, 2013 into 31,884,144 shares of the Company’s common stock as if such conversion had occurred at the beginning of the year presented.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

The Company utilizes significant estimates and assumptions in determining the fair value of its common stock. The Company granted stock options at exercise prices not less than the fair market value of its common stock as determined by the board of directors, with input from management. The board of directors has determined the estimated fair value of the Company’s common stock based on a number of objective and subjective factors, including external market conditions affecting the biotechnology industry sector and the prices at which the Company sold shares of redeemable convertible preferred stock, the superior rights and preferences of securities senior to the Company’s common stock at the time and the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company.

The Company utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its common stock. The methodologies included an option pricing method and a probability-weighted expected return methodology that determined an estimated value under an IPO scenario and a sale scenario based upon an assessment of the probability of occurrence of each scenario. Each valuation methodology includes estimates and assumptions that require the Company’s

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

judgment. These estimates include assumptions regarding future performance, including the successful completion of pre-clinical studies and clinical trials and the time to completing an IPO or sale. Significant changes to the key assumptions used in the valuations could result in different fair values of common stock at each valuation date.

Segment and Geographic Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business as one operating segment, which is the business of developing its drug candidates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities at the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents include bank demand deposits, marketable securities with maturities of three months or less at purchase, and money market funds that invest primarily in certificate of deposits, commercial paper and U.S. government and U.S. government agency obligations. Cash equivalents are reported at fair value.

Marketable securities with original maturities greater than three months and less than one year are considered to be short-term investments. Short-term investments are reported at fair market value and unrealized gains and losses (if any) are included as a separate component of stockholders’ deficit. Realized gains, realized losses, the amortization of premiums and discounts, interest earned, and dividends earned are included in interest income. The Company did not have any marketable securities as of December 31, 2012 or 2013.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents. The Company maintains its cash and cash equivalent balances in the form of business checking accounts and money market accounts, the balances of which, at times, may exceed federal insurance limits. Exposure to credit risk is reduced by placing such deposits with major financial institutions and monitoring their credit ratings. Short-term investments (if any) are invested in accordance with the Company’s investment policy.

The investment policy includes guidelines on the quality of the institutions and financial instruments and defines allowable investments that the Company believes minimizes the exposure to concentration of credit risk. The Company has no financial instruments with off-balance-sheet risk of accounting loss.

Deferred Offering Costs

As of December 31, 2013, the Company had approximately $1.2 million of deferred financing costs representing legal, accounting and other costs directly attributable to the Company’s offering of its equity securities capitalized as other long term assets. Future costs will be deferred until the completion of the equity offering, at which time they will be reclassified to additional paid-in capital as a reduction of the proceeds. If the Company terminates its plan for an equity offering or delay such plan for more than 90 days, any costs deferred will be expensed.

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

Property, Office Equipment, and Leasehold Improvements

Property and equipment are recorded at cost less accumulated depreciation. Depreciation of property and equipment is provided by the straight-line method over their estimated useful lives, ranging from three to five years.

Leasehold improvements are amortized on a straight line basis over the useful life of the improvement or the initial lease term, whichever is shorter. Costs for normal repair and maintenance are charged to expense as incurred.

Deferred Rent

The Company has an operating lease for office and laboratory space. Rent expense is recorded on a straight-line basis over the initial lease term. The difference between the actual cash paid and the straight-line rent expense is recorded as deferred rent.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable, accrued liabilities, notes payable, convertible notes, warrant liabilities and embedded derivatives liabilities. Fair value estimates of these instruments are made at a specific point in time, based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The fair value of the Company’s convertible notes, warrant liabilities and embedded derivatives liabilities are based upon unobservable inputs, as described further below.

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. FASB ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company had no liabilities classified as Level 1 or Level 2. The carrying amounts reported in the accompanying financial statements for accounts payable and accrued expenses approximate their respective fair values due to their short-term maturities. The fair value of the warrant and embedded derivative liabilities are discussed in Note 5, “Fair Value Measurements.”

Research and Development Costs

Research and development costs are charged to expense as incurred and are typically made up of salaries and benefits, clinical trial activities, drug development and manufacturing costs, and third-party service fees, including for clinical research organizations and investigative sites. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations, or information provided by vendors on their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid or accrued expenses.

Share-based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and non-employee directors, including employee stock options. Compensation expense based on the grant date fair value is generally amortized over the requisite service period of the award on a straight-line basis.

The fair value of options is calculated using the Black-Scholes option pricing model to determine the fair value of stock options on the date of grant based on key assumptions such as stock price, expected volatility and expected term. The Company’s estimates of these assumptions are primarily based on third-party valuations, historical data, peer company data and judgment regarding future trends and factors. The Company utilizes significant estimates and assumptions in determining the fair value of its common stock. The board of directors has determined the estimated fair value of the Company’s common stock based on a number of objective and subjective factors, including external market conditions affecting the biotechnology industry sector and the prices at which the Company sold shares of redeemable convertible preferred stock, the superior rights and preferences of securities senior to the Company’s common stock at the time and the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company.

The Company utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its common stock. The methodologies included an option pricing method and a probability-weighted expected return methodology that determined an estimated value under an IPO scenario and a sale scenario based upon an assessment of the probability of occurrence of each scenario. Each valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates include assumptions regarding future performance, including the successful completion of pre-clinical studies and clinical trials and the time to completing an IPO or sale. Significant changes to the key assumptions used in the valuations could result in different fair values of common stock at each valuation date.

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

Income Taxes

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more-likely-than-not that the deferred tax asset will not be realized.

The Company is subject to federal, state and local taxes and follows a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is “more likely than not” to be sustained assuming examination by tax authorities. Management has reviewed the Company’s tax positions for all open tax years (tax years ended December 31, 2008 through December 31, 2013) and concluded that no provision for unrecognized tax benefits or expense is required in these financial statements. There are no income tax audits in progress as of December 31, 2013.

Impairment of Long-lived Assets

In accordance with ASC 360, Property, Plant, and Equipment, the Company’s policy is to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Through December 31, 2013, no impairment of long-lived assets has occurred.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued guidance that changed the requirement for presenting “Comprehensive Income” in the financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.

The currently available option to disclose the components of other comprehensive income within the statement of stockholders’ equity will no longer be available. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and should be applied retrospectively.

The Company adopted this pronouncement on January 1, 2012 and elected to present a separate statement of comprehensive income. The Company did not incur any components of comprehensive income for the periods presented and therefore did not include a statement of comprehensive income in the financial statements.

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

3. Restricted Cash

As of December 31, 2012, the Company maintained a letter of credit in the amount of $1,500,000 in accordance with the requirements of the equipment lease agreement. The letter of credit was terminated and the restriction on the related collateral account was released upon repayment of the capital lease in September 2013.

Under the Company’s corporate credit card agreement, the Company maintains a security interest in a money market account of $25,000 as of December 31, 2012 and 2013, to the financial institution issuing credit cards.

4. Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements, at cost, consist of:

	December 31,
	2012	2013
Computer equipment	$19,691	$19,691
Furniture	451,197	451,197
Lab equipment	1,708,162	1,708,162
Leasehold improvements	1,827,090	1,813,520

	4,006,140	3,992,570
Less: accumulated depreciation and amortization	(698,158)	(1,257,395)

	$3,307,982	$2,735,175

Depreciation expense was $529,104, $559,237, and $1,257,395 for the years ended December 31, 2012 and 2013, and the period from March 17, 2008 (inception) to December 31, 2013, respectively.

Of the gross lab equipment balance above, $1,631,015 was purchased under a capital lease during 2012. The outstanding principal balance of the capital lease was repaid in September 2013. Interest expense on the capital lease was $85,488 and $60,671 for the years ended December 31, 2012 and 2013, respectively.

5. Fair Value Measurements

The Company considers its warrant liabilities and embedded derivative liabilities as Level 3 financial instruments. The valuation of these liabilities therefore requires inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable. The Company determined the estimated fair value of the warrant liabilities and the embedded derivative liabilities using a probability weighted estimated returns method (“PWERM”). The PWERM considered several “exit strategy” scenarios and various valuations of the Company, including whether or not an IPO would be completed and the timing of such events. The scenarios (or nodes of the model) used a Black-Scholes option-pricing model to determine the fair value of each liability which are then probability weighted based on management’s estimates of the likelihood of each scenario. The probability weighted values were then discounted to present value at a rate that reflects the specific stage of the Company’s development.

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of the warrant and embedded derivative liabilities:

December 31, 2013
Expected volatility	56.8%
Expected term (in years)	4.49
Risk-free interest rate	1.54%
Expected dividend yield	—%

The following estimated fair values per share of the Company’s underlying common stock and probability weightings were used to determine the fair value of the warrant and embedded derivative liabilities as of December 31, 2013:

Scenarios	Estimated Fair Value per Common Share	Probability Weighting
Early IPO.	$1.06	20%
Delayed IPO	$1.23	40%
Dissolution or Sale	$0.00	40%

The following fair value hierarchy table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012.

	Fair Value Measurement As of December 31, 2013
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$3,892,876	$—	$—
Warrant liability	—	—	3,088,017
Embedded derivatives liability	—	—	2,680,780

Total	$3,892,876	$—	$5,768,797

	Fair Value Measurement As of December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$7,771,905	$—	$—

The Company estimates the fair value of the warrants and embedded derivatives at the time of issuance of the related convertible notes and subsequent remeasurement at each reporting date, using a probability weighted expected return model that considers the probability of achieving each scenario and the Black-Scholes option-pricing model using the following inputs: the expected volatility of the price of the underlying common stock, the remaining expected life of the liabilities, the risk-free interest rates, and the expected dividend rates. The estimates are based, in part, on subjective assumptions and could differ materially in the future. Changes to these assumptions as well as the Company’s estimated underlying stock price on the measurement date can have a significant impact on the fair value of the warrant liability and the embedded derivatives liability.

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

The following table presents a reconciliation of the Company’s financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2013.

	Warrant Liability (1)	Embedded Derivatives Liability (1)
Balance at December 31, 2012	$—	$—
Establishment of liability	1,783,244	899,167
Issuance of additional convertible notes	297,478	176,818
Change in fair value	1,007,295	1,604,795

Balance at December 31, 2013	$3,088,017	$2,680,780

(1)	The change in the fair values of the warrant and embedded derivatives liabilities were recorded as increase in other expenses in the statement of operations.

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2012	2013
Accrued compensation costs	$288,500	$2,371,621
Accrued financing costs	—	1,037,000
Accrued interest charges	—	462,773
Accrued professional fees	160,936	13,413
Other	276,557	210,530

	$725,993	$4,095,337

7. Notes Payable

On November 12, 2010, the Company entered into a loan agreement with Silicon Valley Bank which provided for a secured term loan in the amount of $2,000,000. The outstanding principal balance of the loan was repaid in October 2013. Interest expense on the loan was $57,919 and $46,261 for the years ended December 31, 2012 and 2013, respectively.

8. Senior Convertible Notes

The Company issued approximately $12.0 million aggregate principal amount of its 8.00% Convertible Notes due May 31, 2015 (the “Convertible Notes”) from June 2013 through October 2013. Interest is payable annually by the Company in cash or Common Stock, at the Company’s option. The principal amount of the Convertible Notes and any accrued and unpaid interest is due and payable on May 31, 2015. The principal and all accrued and unpaid interest thereon will automatically convert into shares of Common Stock upon the closing of an initial public offering (“IPO”) with gross proceeds of at least $15 million. The conversion price of the Convertible Notes will be at a 25% discount to the initial public offering price for the shares of common stock offered hereby, or $1.65, whichever is lower, subject in each case to adjustments for future stock splits of the Company’s common stock.

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

If the Company does not file an initial registration statement with the SEC within 120 days after the initial closing date, or complete its IPO within six months of the initial filing date, then additional interest is due up to a maximum interest rate of 18%. The additional interest that may be due if the IPO is not complete within six months of the initial filing date is not applicable if the Placement Agent is unable to complete the IPO.

In conjunction with the issuance of notes, each purchaser received a warrant to purchase 50% of the total number of common shares into which the note purchased by the holder is convertible. The exercise price of the warrant is equal to the lower of a 25% discount to the IPO price, or $1.50 in the event there is no IPO within six months of the Company’s initial filing. In addition, if the Company does not meet the timelines described above, the note holder may receive warrants up to an additional 50% of the total number of common shares into which the note is convertible, to a maximum 100% total warrant coverage. The additional warrants that may be due if the IPO is not complete within six months of the initial filing date is not applicable if the Placement Agent is unable to complete the IPO.

Accounting Analysis

The Company determined that both the warrants and the convertible notes were free standing instruments for accounting purposes. The terms of the warrants included an exercise price “cap” that is analogous to “down round protection” which precludes the Company from classifying the warrants in equity. As such, the warrants are classified as a liability and allocated their full fair value on day one and the residual value is ascribed to the convertible notes. In addition, the warrants will be re-measured at each reporting period and changes in fair value will be recognized in the statement of operations (see Note 5, “Fair Value Measurements”).

The convertible notes include a beneficial conversion option that will be recorded upon the completion of an initial public offering that will be at least equal to the 25% discount to IPO price. In addition, the convertible notes also included embedded derivatives (i.e. penalty provisions) that required bifurcation. The Company aggregated these bifurcated features and reflected the values of these embedded derivatives in the account “embedded derivative liability”. These embedded derivatives will be re-measured at each reporting period and changes in fair value will be recognized in the statement of operations see Note 5, “Fair Value Measurements”).

As of December 31, 2013, the Convertible Notes consisted of the following:

Liability component	December 31, 2013
Principal	$11,963,650
Less: debt discount, net (1)	(2,147,286)

Net carrying amount	$9,816,364

(1)	Includes the estimated fair value of the warrants issued to purchasers of the Convertible Notes and the bifurcated embedded derivative features of the Convertible Notes at the time of issuance. The Company records interest expense on a quarterly basis. The components of interest expense include (i) accrued interest at the stated 8% rate, (ii) the amortization of the debt discount and (iii) the amortization of the deferred issuance costs.

Placement Agent Warrants

Additionally, the Placement Agent received a warrant to purchase 10% of the total number of common shares into which the note purchased by the holder is convertible. The exercise price of the warrant is equal to

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

110% of the lower of a 25% discount to the IPO price, or $1.50 in the event there is no IPO within six months of the Company’s initial filing. The Company has also classified this warrant as a liability since it also did not meet the requirements to be included in equity. The initial fair value was classified as a debt issuance cost and is being amortized over the term of the notes. The warrant will be re-measured at each reporting period and changes in fair value will be recognized in the statement of operations.

Other

Dr. Sol Barer, a director of the Company, purchased $1.0 million principal amount of the Convertible Notes and received related warrants.

9. Net Loss Per Share of Common Stock

Diluted loss per share is the same as basic loss per share for all periods presented because the effects of potentially dilutive items were anti-dilutive given the Company’s net loss. Basic loss per share is computed by dividing net loss available to common stockholders by the weighted-average number of common shares outstanding.

The following table sets forth the computation of basic and diluted loss per share for common stockholders:

	Year Ended December 31,
	2012	2013
Net loss applicable to common stockholders	$(19,283,454)	$(23,620,702)
Weighted average shares of common stock outstanding	7,045,177	7,082,528

Net loss per share of common stock—basic and diluted	$(2.74)	$(3.34)

The following potentially dilutive securities outstanding at December 31, 2012 and 2013 have been excluded from the computation of diluted weighted average shares outstanding, as they would have been antidilutive:

	December 31,
	2012	2013
Preferred Stock	31,884,144	31,884,144
Stock options	10,845,962	15,552,003
Warrants	4,928,398	5,028,398

	47,658,504	52,464,545

The potential dilutive impact of the Company’s senior convertible notes and related warrants are not included in the table above as the number of shares is not determinable and would also have been antidilutive.

10. Commitments and Contingencies

Operating Leases

In December 2010, the Company entered into a non-cancellable operating lease for office space and laboratory facilities in Yonkers, New York expiring in December 2025. In December 2011, the Company entered

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

into an amendment which extended the terms of the lease through December 2027. The lease provides for the option to renew for two additional five-year terms. The premises were occupied in June 2011. Monthly rent payments began the date the office and laboratory facilities were ready for occupancy. A security deposit in the amount of $54,865 was paid by the Company.

In January 2012, the Company entered into a non-cancellable operating lease for additional office space and laboratory facilities in the same building in Yonkers, New York expiring in December 2027. The lease provides for an option to renew for two additional five-year terms. A security deposit in the amount of $78,238 was paid by the Company. Future minimum lease payments are as follows:

Amount
Year ending December 31:
2014	$818,815
2015	835,191
2016	851,895
2017	868,933
2018	886,311
Thereafter	8,818,552

$13,079,697

Rent expense is recognized on the straight-line method over the terms of each lease. Rent expense for the years ended December 31, 2012 and 2013, was approximately $726,000 and $870,000, respectively.

Employment Agreements

Julia P. Gregory

In July 2012, the Company entered into a four-year employment agreement with Ms. Gregory, to serve, at will, as an Executive Vice President and Chief Financial Officer. Ms. Gregory currently serves as Chief Executive Officer and receives an annual base salary of $424,000 and is eligible to receive an annual bonus equivalent to 40% of her annual salary payable in cash, as well as additional bonuses upon the achievement of certain milestones. As of December 31, 2013, Ms. Gregory holds options to purchase an aggregate of 880,000 shares of common stock.

David Huang, M.D., Ph.D.

In June 2011, the Company entered into a four-year employment agreement with Dr. Huang, to serve, at will, as Chief Medical Officer. Dr. Huang currently receives an annual base salary of $391,600 and is eligible to receive an annual bonus equivalent to 35% of his annual salary payable one half in cash and one half in equity. As of December 31, 2013, Dr. Huang holds options to purchase an aggregate of 584,990 shares of common stock.

Michael Wittekind, Ph.D.

In March 2012, the Company entered into a three-year employment agreement with Dr. Wittekind, to serve, at will, as Chief Scientific Officer. Dr. Wittekind currently receives an annual base salary of $313,000 and is

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

eligible to receive an annual bonus equivalent to 30% of his annual salary payable one half in cash and one-half in equity. As of December 31, 2013, Dr. Wittekind holds options to purchase an aggregate of 294,000 shares of common stock.

Separation Agreement with Former CEO

In June 2010, we entered into an employment agreement with Robert Nowinski, Ph.D., to serve as our Chief Executive Officer and as a member of the board of directors for a period of five (5) years. This agreement was terminated effective December 25, 2013. Consistent with the terms of the June 2010 agreement, we entered into a separation agreement and release of claims with Dr. Nowinski in December 2013 which provided for severance payments and the maintenance of health benefits for a period of 24 months following the departure date of Dr. Nowinski. The separation agreement also provided for the modification of existing stock option grants such that all unvested portions of existing stock option grants were immediately vested and all existing stock option grants became exercisable for up to ten years from the date of grant. The estimated fair value of these modifications of $0.9 million was recognized as non-cash share-based compensation for the year ended December 31, 2013. Dr. Nowinski received an additional, fully vested stock option to purchase 250,000 shares of common stock at an exercise price of $0.86 per share, resulting in recognition of non-cash share-based compensation expense of $0.1 million for the year ended December 31, 2013. In addition, the outstanding loans to Dr. Nowinski, in the aggregate amount of $600,000, plus accrued interest of $32,650, were forgiven pursuant to the separation agreement. Dr. Nowinski is subject to restrictive covenants, including non-competition and non-solicitation provisions. The total amount of the severance payments of $2.0 million, share-based compensation of $1.0 million and loan forgiveness of $0.6 million was included as part of general and administrative expenses for the year ended December 31, 2013.

11. Capital Structure

Convertible Preferred Stock

As of December 31, 2013, the Company was authorized to issue 50,000,000 shares of preferred stock, par value $0.0002 per share, of which: 2,200,000 shares were designated as Series A convertible preferred stock (Series A), 5,600,000 shares were designated as Series B convertible preferred stock (Series B), 9,090,909 shares were designated as Series C convertible preferred stock (Series C) and 6,060,607 shares were designated as Series C-1 convertible preferred stock (Series C-1).

The significant rights and preferences of the Series A, Series B, Series C and Series C-1 preferred shares (collectively, the Preferred Stock) are as follows:

Voting

The holders of shares of Preferred Stock are entitled to the number of votes equal to the number of whole shares of common stock into which the shares of the applicable series of preferred stock held by such holder are convertible on any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company. Except as provided by law, or in the Company’s certificate of incorporation, the holders of shares of Preferred Stock vote together with the holders of shares of Common Stock as a single class.

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

The holders of shares of Preferred Stock, voting together as a single class are entitled to elect one member of the board of directors. Furthermore, the Holders of shares of Preferred Stock together with the holders of the shares of Common Stock voting together as a single class, shall be entitled to elect the balance of the total number of the board of directors.

Dividends

The holders of shares of Preferred Stock are entitled to receive dividends, if and when declared by the board of directors as described below.

Series A pays cumulative dividends at 6% per annum on the sum of the Series A Original Issue Price ($1.00 per share) and all previously accrued but unpaid dividends, which are payable in cash or in the form as declared by the board of directors, prior to any dividends on the Common Stock or any class or series of capital stock, except for the Series B and the Series C.

Series B pays cumulative dividends at 6% per annum, payable on a quarterly basis, on the sum of the Series B Original Issue Price ($2.58 per share) and all previously accrued but unpaid dividends, and payable at the Company’s option, in cash or additional shares of Series B, prior to any dividends on the Common Stock or Series A.

Series C pays cumulative dividends at 6% per annum, payable on a quarterly basis, on the sum of the Series C Original Issue Price ($3.30 per shares), and all previously accrued but unpaid dividends, and payable at the Company’s option, in cash or additional shares of Series C, on a pari passu basis with the Series B, prior to any dividends on the Common Stock or Series A.

Series C-1 pays cumulative dividends at 6% per annum, payable on a quarterly basis, on the sum of the Series C-1 Original Issue Price ($3.30 per shares), and all previously accrued but unpaid dividends, and payable at the Company’s option, in cash or additional shares of Series C-1, on a pari passu basis with the Series C and Series B, prior to any dividends on the Common Stock or Series A.

The Series A had cumulative dividends in the amount of approximately $384,000 and $539,000 in arrears at December 31, 2012 and 2013, respectively. The Series B had cumulative dividends in the amount of approximately $1,810,000 and $2,657,000 in arrears at December 31, 2012 and 2013, respectively. The Series C had cumulative dividends in the amount of approximately $1,756,000 and $3,705,000 in arrears at December 31, 2012 and 2013, respectively. There was no Series C-1 issued or outstanding as of December 31, 2012 or 2013.

Liquidation

In the case of a liquidation event, holders of shares of Preferred Stock are entitled to a preferential liquidation payment as described below, subject to appropriate adjustment in the event of any stock dividend, stock split, change of control, or other similar recapitalization with respect to each series of Preferred Stock.

The holders of Series A shall be entitled to receive $2.00 per share (representing two times the Series A Original Issue Price) plus accrued but unpaid dividends, whether or not declared, out of the proceeds of such liquidation, subject to preferential payment to holders of Series B, Series C and Series C-1, but in preference to the holders of Common Stock.

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

In preference to any distributions to holders of Common Stock or Series A, the holders of Series B are entitled to receive $5.16 per share (representing two times the Series B Original Issue Price), the holders of Series C are entitled to receive $6.60 per share (representing two times the Series C Original Issue Price) and the holders of Series C-1 are entitled to receive $6.60 per share (representing two times the Series C-1 Original Issue Price), plus accrued but unpaid dividends, whether or not declared, out of the proceeds of such liquidation.

Under the Company’s certificate of incorporation, any merger, consolidation, stock exchange, stock sale, or other form of corporate reorganization involving the Company, or the sale, lease, transfer, exclusive license, or other disposition in a single or series of related transactions of all or substantially all of the assets of the Company, that results in the existing shareholders not constituting a majority of the voting power of the resulting corporation, shall be considered a liquidation event (“Deemed Liquidation Event”). Because in a Deemed Liquidation Event, the holders of Preferred Stock retain their preferential rights as described above, the Preferred Stock has been presented outside of stockholders’ deficit in the accompanying Balance Sheets. The Company has not accreted the preferred securities to the redemption amount since a deemed liquidation event is not probable of occurring.

Conversion

Each share of Preferred Stock is voluntarily convertible into two shares of Common Stock at any time at the election of the holder. All shares of Preferred Stock surrendered for conversion will no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate, other than the right to receive shares of Common Stock in exchange therefore, to receive payment in lieu of any fraction of a share otherwise issuable upon conversion, and to receive payment of any dividends declared but not paid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series.

Each share of Preferred Stock will automatically convert into two shares of Common Stock upon: (a) the closing of the sale of shares of Common Stock in an underwritten public offering pursuant to an effective registration statement under the Securities Act resulting in at least $15,000,000 of gross proceeds to the Company or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the then-outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis.

The conversion rights discussed above are subject to adjustment for stock splits, stock combinations, certain dividends, distributions, and, if there should occur, any reorganization, recapitalization, reclassification, consolidation or merger in which only the Company’s Common Stock is converted into or exchanged for securities, cash, or other property.

Accounting Analysis

The Company evaluated each series of its preferred stock and determined that each individual series is considered an equity host under FASB ASC Topic 815, Derivatives and Hedging. In making this determination, the Company’s analysis followed the whole instrument approach which compares an individual feature, in this case, the conversion feature, against the entire preferred stock instrument which includes this conversion feature. The Company’s analysis was based on a consideration of the economic characteristics and risks of each series of preferred stock. More specifically, the Company evaluated all of the stated and implied substantive terms and

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

features, including: (i) whether the preferred stock included redemption features, (ii) how and when any redemption features could be exercised, (iii) whether the holders of preferred stock were entitled to dividends, (iv) the voting rights of the preferred stock and (v) the existence and nature of any conversion rights. As a result of the Company’s conclusion that the preferred stock represents an equity host, the conversion feature of all series of preferred stock is considered to be clearly and closely related to the associated preferred stock host instrument. Accordingly, the conversion feature of all series of preferred stock is not considered an embedded derivative that requires bifurcation.

Common Stock

As of December 31, 2013, the Company was authorized to issue 200,000,000 shares of Common Stock at $0.0001 par value per share.

General

The voting, dividend and liquidation rights of the holders of shares of Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of shares of Preferred Stock. The Common Stock has the following characteristics:

Voting

The holders of shares of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders and written actions in lieu of meetings.

Dividends

The holders of shares of Common Stock are entitled to receive dividends, if and when declared by the board of directors. Dividends may not be declared or paid to holders of shares of Common Stock until paid on each series of outstanding Preferred Stock in accordance with their respective terms. As of December 31, 2013, no dividends have been declared or paid on the Company’s Common Stock since inception.

Reserved for Future Issuance

The Company has reserved for future issuance the following number of shares of Common Stock as of December 31, 2012 and 2013:

	December 31,
	2012	2013
Conversion of Series A Preferred Stock	4,400,000	4,400,000
Conversion of Series B Preferred Stock	9,302,326	9,302,326
Conversion of Series C Preferred Stock	18,181,818	18,181,818
Options to purchase Common Stock	10,845,962	15,552,003
Warrants to purchase Common Stock	4,028,398	5,028,398

	47,658,504	52,464,545

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

12. Stock Warrants

As of December 31, 2012 and 2013, the Company had warrants outstanding as shown in the table below. These warrants expire between August 5, 2015 and January 5, 2022.

	December 31,
	2012	2013
Warrants to purchase Common Stock (1)	4,928,398	5,028,398
Weighted-average exercise price per share	$0.92	$0.92

(1)	The warrants issued to purchasers of Company’s senior convertible notes are not included in the table above as the number of shares is not determinable as of the report date.

During 2013, the Company issued warrants to purchase 100,000 shares of Common Stock at a strike price of $1.00 per share for services rendered to the Company. The Company calculated the fair value of these warrants to be $22,149 which has been recognized as a component of general and administrative expenses in 2013.

During 2012, the Company issued warrants to purchase 550,394 shares of Common Stock at a strike price of $1.65 per share for services rendered to the Company. The Company calculated the fair value of these warrants to be $48,266 which has been recognized as a component of general and administrative expenses in 2012.

During 2011, the Company issued warrants to purchase 2,498,056 shares of Common Stock at strike prices ranging from $0.10 to $1.82 per share. Of these, warrants to purchase 1,600,000 shares of Common Stock were issued in connection with the purchase of the Series C Preferred Stock and warrants to purchase 720,358 shares of Common Stock were issued for services rendered as a placement agent and the estimated fair value of these warrants of $401,885 was recorded as a reduction of the carrying amount of preferred stock. The remaining warrants to purchase 177,698 shares of Common Stock are for services rendered to the Company. The Company calculated the fair value of these warrants to be $18,487 which has been recognized as a component of general and administrative expenses in 2011.

During 2010, the Company issued warrants to purchase 4,079,948 shares of Common Stock at strike prices ranging from $0.10 to $1.42 per share. There were warrants to purchase 2,200,000 shares of Common Stock issued in connection with the purchase of the Series B Preferred Stock which have been exercised and are no longer outstanding. There were also warrants to purchase 1,743,209 shares of Common Stock issued for services rendered as a placement agent and the estimated fair value of these warrants of $571,826 was recorded as a reduction of the carrying amount of preferred stock. The remaining warrants that are exercisable into 136,739 shares of Common Stock are for other services rendered to the Company, which have been recognized at a fair value of $13,182 and recorded as a component of general and administrative expense in 2010.

The fair value of each warrant to purchase shares of Common Stock of the Company was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31,
	2012	2013
Fair value of underlying common stock	$0.28	$0.50
Expected volatility	76.0%	72.8%
Expected term (in years)	5.91	5.00
Risk-free interest rate	1.01%	0.65%
Expected dividend yield	—%	—%

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

13. Stock Option and Incentive Plans

In July 2008, the Company adopted the 2008 Equity Incentive Plan (the Plan). The Plan allows for the granting of non-qualified stock options, restricted stock, stock appreciation rights and other performance awards to the Company’s employees, members of the board of directors and consultants of the Company. Originally, upon adoption of the plan, the number of shares of Common Stock reserved pursuant to the Plan was 1,500,000. On December 12, 2011, the Plan was amended to increase the number of shares of Common Stock available under the Plan to 6,300,000.

On February 26, 2013, the board of directors approved an amended and restated plan (the Amended Plan) to increase the number of shares of Common Stock available under the Amended Plan to 11,000,000 and to reduce the period that exercisable awards remain exercisable upon termination of service from ten years to two years. The board of directors also approved an option exchange offer (the Exchange Offer) for eligible option holders with outstanding options with an exercise price in excess of $0.50 per share. The offering period for the Exchange Offer commenced on March 11, 2013 and expired on April 9, 2013. Participation in the Exchange Offer was voluntary. Options to purchase 4,532,823 shares of the Company’s Common Stock, held by a total of 26 participants, including 20 employees, were exchanged under the tender offer. The exchanged option grants were granted at an exercise price of $0.50 per share.

The Company recognized stock based compensation expense of approximately $306,000 related to the incremental value of the vested portion of the option grants exchanged pursuant to the exchange offer discussed above, which is included in the total stock compensation expense for the year ended December 31, 2013. There was approximately $251,000 of unrecognized stock based compensation expense related to the incremental value of the unvested portion of the option grants exchanged pursuant to the exchange offer discussed above, of which approximately $122,000 has been recognized and included in the total stock compensation expense for the year ended December 31, 2013.

Under the Amended Plan, the exercise price is determined by the board of directors on the date of the grant. Each option is exercisable after the periods specified in the award agreement, which generally does not exceed ten years from the date of the grant. Unless previously terminated by the board of directors, no new awards may be granted under the plan after May 30, 2018, the tenth anniversary of the plan.

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

The Company recognized compensation expense for share-based compensation based on the fair value of the underlying instrument. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. A summary of stock option activity for the years ended December 31, 2012 and 2013, is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding at December 31, 2011	7,481,962	$1.26
Granted	3,382,000	1.49
Exercised	—	—
Forfeited	(18,000)	1.65

Options outstanding at December 31, 2012	10,845,962	1.33
Granted (1)	9,458,698	0.51
Exercised	—	—
Forfeited (1)	(4,752,657)	1.57

Options outstanding at December 31, 2013	15,552,003	$0.76

(1)	Includes grants for the purchase of 4,532,823 share of Common Stock that were tendered under the Exchange Offer.

Of the option grants outstanding to purchase 15,552,003 shares of Common Stock, grants to purchase 4,775,139 shares of Common Stock were issued and outstanding outside the Plan.

The following table summarizes information regarding all stock options outstanding and exercisable at December 31, 2013:

Exercise Price	Options Outstanding Weighted Average Remaining		Options Exercisable Weighted Average Remaining
	Shares Outstanding	Contractual Life in Years	Shares Outstanding	Contractual Life in Years
$0.50	10,468,170	8.45	7,978,725	8.37
$0.86	250,000	9.97	250,000	9.97
$1.29	4,487,500	6.91	4,175,625	6.92
$1.65	346,333	6.82	199,833	7.13

	15,552,003		12,604,183

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. The weighted average grant date fair value of options granted during the years ended December 31, 2012 and 2013, and the period from March 17, 2008 (inception) to December 31, 2013, was $0.29, $0.52 and $0.33 respectively. Total stock compensation expense recognized amounted to $181,616, $2,309,569, and $2,920,507 for the years ended December 31, 2012 and 2013, and the period from March 17, 2008 (inception) to December 31, 2013, respectively. As of December 31, 2013, the total remaining unrecognized compensation cost related to unvested stock options was $560,772 which will be recognized over a weighted

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

average period of approximately 2.15 years. The following assumptions used to compute the fair value of stock option grants:

	2012	2013
Risk free interest rate	1.03%	1.21%
Expected dividend yield	—	—
Expected term (in years)	6.19	6.22
Expected volatility	76.0%	73.2%

Expected volatility—The Company estimated the expected volatility based on an average of the volatility of similar companies with publicly-traded equity securities. The companies were selected based on their enterprise value, risk profiles, position within the industry, and with historical information sufficient to meet the expected term of the associated award.

Expected term—The Company based expected term on the midpoint of the vesting period and the contractual term of each respective option grant.

Risk-free interest rate—The Company estimated the risk-free interest rate in reference to yield on U.S. Treasury securities with a maturity date commensurate with the expected term of the associated award.

Expected dividend yield—The Company estimated the expected dividend yield based on consideration of its historical dividend experience and future dividend expectations. The Company has not historically declared or paid dividends to stockholders. Moreover, it does not intend to pay dividends in the future, but instead expects to retain any earnings to invest in the continued growth.

14. 401k Savings Plan

In 2010, the Company established a defined-contribution savings plan under Section 401k of the Internal Revenue Code (the 401k Plan). The 401k Plan covers all employees who meet defined minimum age and service requirements, and allows participants to defer a portion of their annual compensation on a pre-tax basis. The company has not made any contributions to the 401k Plan.

15. Income Taxes

The Company has available approximately $50,731,000 and $47,663,000 of unused operating loss carryforwards for federal and state tax purposes, respectively, that may be applied against future taxable income. The net operating loss carryforwards will expire through the year 2033 if not utilized prior to that date. No provision for a deferred tax asset has been made for the tax benefits of the net operating loss carryforwards as the entire amount is offset by a valuation allowance. The valuation allowance increased by approximately $8,096,000 and $8,685,000 during the years 2012 and 2013, respectively, and was approximately $13,972,000 and $22,658,000 at December 31, 2012 and 2013, respectively.

The Internal Revenue Code of 1986, as amended (the Code) provides for a limitation of the annual use of net operating losses and other tax attributes (such as research and development tax credit carryforwards) following certain ownership changes (as defined by the Code) that could limit the Company’s ability to utilize these carryforwards. At this time, the Company has not completed a study to assess whether an ownership change

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

under Section 382 of the Code has occurred, or whether there have been multiple ownership changes since the Company’s formation, due to the costs and complexities associated with such a study. The Company may have experienced various ownership changes, as defined by the Code, as a result of past financing transactions. Accordingly, the Company’s ability to utilize the aforementioned carryforwards may be limited. Additionally, U.S. tax laws limit the time during which these carryforwards may be applied against future taxes. Therefore, the Company may not be able to take full advantage of these carryforwards for federal or state income tax purposes.

The Company’s reserves related to taxes are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit. From inception and through December 31, 2013, the Company had no unrecognized tax benefits or related interest and penalties accrued. The Company has not, as yet, conducted a study of research and development (R&D) credit carryforwards. This study may result in an adjustment to the Company’s R&D credit carryforwards; however, until a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s R&D credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. Thus, there would be no impact to the balance sheet or statement of operations if an adjustment were required. The Company would recognize both accrued interest and penalties related to unrecognized benefits in income tax expense. The Company’s uncertain tax positions are related to years that remain subject to examination by relevant tax authorities. Since the Company is in a loss carryforward position, the Company is generally subject to examination by the U.S. federal, state and local income tax authorities for all tax years in which a loss carryforward is available.

The principal components of the Company’s deferred tax assets/liabilities for 2012 and 2013 are as follows:

	December 31,
	2012	2013
Deferred tax assets/liabilities:
Net operating loss carryovers	$13,577,998	$19,631,830
R&D tax credits	569,556	882,330
Share-based compensation	355,548	1,513,809
Accrued compensation and severance	—	906,922
Depreciation	(1,048,265)	(867,325)
Deferred rent	262,172	349,675
Intangible assets	255,323	240,565

	13,972,332	22,657,806
Valuation allowance	(13,972,332)	(22,657,806)

Net deferred tax assets (liabilities)	$—	$—

A reconciliation of the statutory U.S. Federal rate to the company’s effective tax rate is as follows:

	Year Ended December 31,
	2012	2013
Federal income tax benefit at statutory rate	(34.00)%	(34.00)%
State income tax, net of federal benefit	(5.00)	(5.00)
Permanent items	0.02	0.01
Change in valuation allowance	42.00	40.17
R&D tax credits	(2.95)	(1.08)
Other	(0.07)	(0.10)

Effective income tax (benefit) expense rate	0%	0%

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

16. Significant Agreements

Rockefeller University

License Agreements

The Company has entered into the following license agreements with The Rockefeller University:

•	On July 12, 2011, the Company entered into a license agreement for the worldwide, exclusive right to a patent covering the composition of matter for the lysin PlySS2 for the treatment and prevention of diseases caused by gram-positive bacteria (the “CF-301 License”). The Company rebranded PlySS2 as CF-301.

•	On June 1, 2011, the Company entered into a license agreement for the exclusive rights to The Rockefeller University’s interest in a patent covering the method of delivering antibodies through the cell wall of a gram positive bacteria to the periplasmic space. This intellectual property was developed as a result of the sponsored research agreement between the Company and The Rockefeller University, and was jointly discovered and filed by the two parties.

•	On September 23, 2010, the Company entered into a license agreement for the worldwide, exclusive right to develop, manufacture, use and sell, and offer for sale a suite of patents and patent applications covering the composition of matter for eight individual lysin molecules for the treatment and prevention of diseases caused by gram-positive bacteria. The lysins in this suite have activity against Staphylococcus, Group A Streptococcus, Group B Streptococcus, Pneumococcus, Enterococcus and Anthrax.

In consideration for the September 23, 2010, July 1, 2011 and the July 12, 2011 licenses, the Company paid The Rockefeller University license initiation fees in cash of $200,000, $10,000 and $100,000, respectively. In the case of the CF-301 License, the Company also issued The Rockefeller University 30,303 shares of its Series C Preferred Stock. Under the September 23, 2010 license and the CF-301 License agreements, the Company will also be required to make annual maintenance payments commencing on the second anniversary of each agreement. The maintenance payments start at $50,000 and increase to the maximum of $100,000 on the eighth anniversary. There are no maintenance payments associated with the July 1, 2011 license. Under the September 23, 2010 license agreement, the Company will also be required to pay an annual maintenance fee, and for each product, milestone payments up to a total of $3.8 million and royalties up to 5% of net sales to The Rockefeller University. Under the June 1, 2011 license agreement, the Company will also be required to pay royalties up to 2% of net sales to The Rockefeller University. Under the CF-301 License agreement, the Company will also be required to pay an annual maintenance fee, milestone payments up to a total of $5.0 million and royalties of 5% of net sales to The Rockefeller University. The payments made to The Rockefeller University were recognized as part of research and development expenses as incurred.

The Company is allowed to grant sublicenses to third parties without prior approval, subject to certain conditions and the payment of a certain percentage of all payments the Company receives from sublicensees.

Each license agreement terminates upon the later of (i) the expiration or abandonment of the last licensed patent under the license agreement to expire or become abandoned, or (ii) 10 years after the first commercial sale of the first licensed product. The Rockefeller University may terminate any license agreement in the event of a breach of such agreement by the Company or if the Company challenges the validity or enforceability of the underlying patent rights. The Company may terminate any license agreement at any time on 60 days’ notice.

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

Sponsored Research Agreements

The Company has entered into the following sponsored research agreements with The Rockefeller University:

•	On October 1, 2009, the Company entered into a sponsored research agreement with The Rockefeller University to produce and test monoclonal antibodies against proteins of Staph aureus. In accordance with the agreement, The Rockefeller University and the Company each provide certain equipment and tools, with funding provided by the Company of up to approximately $350,000, to maintain a research program used to create joint intellectual property. The agreement expired on September 30, 2012. Following the expiration of the agreement, each party has a non-exclusive license to use for internal research purposes all research results, including joint intellectual property. If joint intellectual property develops from these programs, the Company will have the right to acquire a royalty-bearing license to utilize the intellectual property for commercial purposes.

•	On October 24, 2011, the Company entered into a second sponsored research agreement with The Rockefeller University, to identify lysins, enzymes or small molecules that will kill gram-negative bacteria, and identify and characterize lysins from Clostridia difficile to be engineered into gut commensal bacteria. In accordance with the agreement, The Rockefeller University and the Company each provide certain equipment and tools, with funding provided by the Company of up to approximately $300,000 each year for five years.

The initial term of the agreement runs through October 31, 2016. Either party may terminate the agreement upon breach of the agreement, following 30 days written notice and failure to cure such breach. Following the expiration or termination of the agreement, each party will have a non-exclusive license to use for internal research purposes all research results, including joint intellectual property. If joint intellectual property develops from these programs, the Company will have the right to acquire a royalty-bearing license to utilize the intellectual property for commercial purposes.

Mount Sinai School of Medicine

On January 22, 2010, the Company entered into a license agreement with the Mount Sinai School of Medicine of New York University that gives the Company exclusive rights to a patent for the method of discovery of monoclonal antibodies that bind to “conserved regions” on “highly variable organisms,” such as influenza. The license also includes up to four specific influenza antibodies of the Company’s choosing. To date, the Company exercised its right to two such antibodies and continues to evaluate new candidates as they are produced.

In consideration for the initial license, the Company paid Mount Sinai School of Medicine expenses relating to its patent rights of approximately $25,000 and issued 75,000 shares of Series A Preferred Stock. Commencing June 30, 2012, the Company paid an annual license maintenance fee of $10,000 and will be required to make future milestone payments up to a total of $3.0 million upon achievement of various milestones relating to regulatory or commercial events, and to pay royalties up to 5.5% of net sales of products by the Company under this agreement. The payments made to Mount Sinai School of Medicine were recognized as part of research and development expenses as incurred.

Under the license agreement, the Company will also be required to make certain maintenance, milestone and royalty payments. The Company is allowed to grant sublicenses to third parties without prior approval, and will be required to pay Mount Sinai School of Medicine a certain percentage of all payments the Company received from sublicensees.

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

The license agreement terminates upon the later of (i) the expiration of the last licensed patent right, or (ii) 20 years from the latest filing date of any patent application included in the patent rights. Either party may terminate the agreement in the event of a material breach by the other, subject to prior notice and opportunity to cure, or in the event the other party enters into bankruptcy or is dissolved. Upon termination of the license agreement, all rights in and to the patent rights revert to Mount Sinai School of Medicine.

MorphoSys AG

On April 1, 2011, the Company entered into a five-year non-exclusive subscription and license agreement with MorphoSys AG (“MorphoSys”) pursuant to which it obtained from MorphoSys full rights to practice under MorphoSys’ patent rights, and licenses for its HuCAL Platinum (45 billion antibody) human phage display library (the “HuCAL Library”) and AutoCAL (automation software and know-how) technology for use onsite at the Company’s facility.

In consideration for the license, the Company paid MorphoSys a one-time installation fee of €300,000 and will be required to pay maximum annual license maintenance fees of €450,000. The Company will also be required to pay for commercial therapeutic licenses for each product that it chooses to bring into clinical development that originated from the HuCAL Library and in the event a licensed product is successfully brought to market, the Company will be required to make milestone payments as products from the HuCAL Library progress through clinical development. The Company will be required to pay MorphoSys a royalty of 5% of net sales from products that originated from the HuCAL Library. Under the terms of the license agreement, the Company is allowed to grant sublicenses to third parties without prior approval.

Under the terms of the license agreement, the Company has the rights to use an unlimited number of antibodies from the HuCAL library for research purposes during the five-year term. The Company also obtained the right to request up to 40 commercial therapeutic licenses during the five-year term, allowing it to develop as many as 40 human antibody products for therapeutic purposes.

The license agreement terminates upon the earlier of (i) the expiration of the five-year term, if no commercial therapeutic license is in place; (ii) the time at which the last commercial therapeutic license terminates; and (iii) the date all obligations to pay all royalties have ceased.

On October 31, 2013, MorphoSys instituted arbitration proceedings against the Company before the International Chamber of Commerce relating to the subscription and license agreement. MorphoSys is seeking damages of approximately $0.8 million in relation to allegedly outstanding fees under the license agreement plus interest and costs and an award declaring that the Company is obligated to pay to MorphoSys all future due installments under the license agreement of approximately $1.1 million. The Company has asserted counterclaims against MorphoSys for approximately $3.5 million, which includes a refund of past payments under the license agreement on the basis that its HuCAL Platinum human phage display library was defective. The Company has not recorded any contingencies related to the arbitration proceedings as the amount and probability of loss, if any, is not estimable at this time.

Due to the complex nature of the legal and factual issues involved and the uncertainty of litigation in general, the outcome of the arbitration is uncertain. There is no assurance that the Company will prevail in the arbitration.

ContraFect Corporation

(A Development Stage Company)

Notes to Financial Statements

December 31, 2013

17. Related-Party Transactions

For the years ended December 31, 2012 and 2013, the Company paid consulting and professional fees to related parties of approximately $428,500 and $333,000, respectively. Of the fees paid, $330,500 and $271,000 were included in general and administrative expenses for the years ended December 31, 2012 and 2013, respectively, and the remainder is included in research and development expenses.

18. Subsequent events

The Company has evaluated subsequent events through April 17, 2014 the date the financial statements were available for issuance. The following significant events occurred through such date:

On January 29, 2014, the Company entered into a license agreement with Trellis Bioscience LLC for exclusive rights to all Trellis mAbs in the field of influenza discovered from their CellSpot platform, including three fully human mAbs that bind, neutralize and protect animals from all strains of H1, H3 and B influenza, and that will also cross bind, neutralize and protect animals from all other seasonal or pandemic influenza strains that may arise (including H5N1 and H7N9). In consideration for the license, the Company paid Trellis $200,000 and issued 151,515 shares of Series C-1 Preferred Stock, valued at $500,000 on March 12, 2014. An additional $500,000 in shares of Series C-1 Preferred Stock will be issued on the six month anniversary of the agreement. The Company will also be required to pay Trellis up to $1.3 million upon the achievement of specified development and regulatory milestones and make additional payments upon the achievement of future sales and a royalty of 4% of future net sales from products.

On February 24, 2014, the Board of Directors increased the number of shares of Common Stock available under the Company’s Amended and Restated 2008 Equity Incentive Plan to 13,000,000. The Company also adopted the ContraFect Corporation Retention Bonus Plan (the “Retention Plan”). Under the Retention Plan, participants will vest in and become eligible to receive awards equal to a fixed dollar amount (the “Award Amount”), upon the earliest to occur of any of the following events: (i) the IPO; (ii) a Change of Control (as defined in the Retention Plan); (iii) May 31, 2015; and (iv) a participant’s termination of employment due to death or Disability (as defined in the Retention Plan) (each such event, a “Payment Event”). In the event of an IPO or Change in Control, participants who are then employed by the Company shall be eligible to receive a payment in an amount equal to 1.82 times each participant’s Award Amount. For an IPO Payment Event, the Company intends to pay each participant’s Award Amount in shares of common stock, with a lump sum cash payment in respect of any fractional shares. For a Change of Control Payment Event, the Company intends to pay each participant’s Award Amount in the same form of consideration that the holders of common shares receive in the transaction. The Company intends to pay Award Amounts that vest upon an eligible termination or May 31, 2015 in a lump sum cash payment.

In March 2014, the Company sold additional senior convertible notes for net proceeds of approximately $1.2 million. Dr. Sol Barer, a director of the Company, and Ms. Julia P. Gregory, the Company’s Chief Executive Officer, purchased $1.025 million principal amount of the Convertible Notes and received related warrants.

Until                    , 2014 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

We have not, and the underwriters and their affiliates have not, authorized anyone to provide you with any information or to make any representation not contained in this prospectus. We do not, and the underwriters and their affiliates do not, take any responsibility for, and can provide no assurances as to, the reliability of any information that others may provide you. We are not, and the underwriters and their affiliates are not, making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, operating results and prospects may have changed since that date.

             Shares of Common Stock

and Warrants to Purchase

             Shares of Common Stock

PROSPECTUS

Maxim Group LLC

                    , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the offered securities being registered. All of the amounts shown are estimated except the SEC registration fee, the FINRA filing fee and the NASDAQ listing fees.

	Amount to be Paid
SEC registration fee		$2,963
FINRA filing fee		3,950
NASDAQ Capital Stock Market listing fees		50,000
Printing and engraving expenses*
Legal fees and expenses*
Accounting fees and expenses*
Transfer agent and registrar fees*
Miscellaneous fees and expenses*

Total*	$

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation will provide that to the fullest extent permitted by the DGCL, none of our directors shall be liable to our company or our stockholders for monetary damages arising from a breach of fiduciary duty owed to our company or our stockholders. In addition, our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Prior to the completion of this offering, we expect to enter into indemnity agreements with each of our directors and executive officers in which we will agree to indemnify, defend and hold harmless, and also advance expenses as incurred, to the fullest extent permitted under applicable law, from damage arising from the fact that such person is or was an officer or director of our company or our subsidiaries.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, our amended and restated certificate of incorporation, our amended and restated bylaws, any agreement, any vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, the registrant has issued the following securities that were not registered under the Securities Act:

(a)	Issuances of Securities

In August and September 2010, we issued and sold an aggregate of 4,651,163 shares of our series B preferred stock to accredited investors at a price per share of $2.58 for an aggregate purchase price of $12,000,000. Of these, 1,937,985 shares were purchased by entities beneficially owned by Mr. Blech, an investor who would become a member of our board of directors for an aggregate purchase price of $5,000,000. The placement agent received aggregate fees of $1,061,930 and warrants for the purchase of an aggregate of 937,209 shares of our common stock related to this sale of stock.

During 2011, we issued and sold an aggregate of 2,810,000 share of our common stock for an aggregate purchase price of $225,600. Of these, 1,810,000 shares were purchased by Dr. Barer, Dr. Scheinberg and entities beneficially owned by Mr. Blech, each of who were members of our board of directors, for an aggregate purchase price of $125,600. We also issued 5,010 shares of our common stock exchange for services.

From August to December 2011, we issued and sold an aggregate of 6,146,374 shares of our series C preferred stock to accredited investors at a price per share of $3.30 for an aggregate purchase price of $20,283,034. Of these, 534,546 shares were purchased by Dr. Scheinberg and entities beneficially owned by Mr. Blech, who were members of our board of directors for an aggregate purchase price of $1,764,000. The placement agent received aggregate fees of $1,192,036 and warrants for the purchase of an aggregate of 720,358 shares of our common stock related to this sale of stock.

In September 2011, we issued 30,303 shares of our series C preferred stock in exchange for an initial payment for licensed technology.

In January 2012, we issued and sold an aggregate of 10,606 shares of our series C preferred stock to accredited investors at a price per share of $3.30 for an aggregate purchase price of $35,000.

In September 2012, we issued and sold an aggregate of 2,903,626 shares of our series C preferred stock at a price per share of $3.30 for an aggregate purchase price of $9,581,966. Of these, 2,613,264 shares were purchased by an Alpha Springs Ltd., an entity beneficially owned by Mr. Zan, an investor who would become a member of our board of directors, for an aggregate purchase price of $8,623,771. A consultant received aggregate fees of $478,893 related to this sale of stock.

In January 2013, we issued 39,063 shares of our common stock in exchange for licensed technology.

From June to October 2013, we issued and sold an aggregate of $11,963,650 of our 8% senior convertible notes due 2015 at 100% of face value. $1,000,000 of these notes was purchased by Dr. Barer, who was Chairman of our board of directors, at 100% of face value. The placement agent received aggregate fees of $1,121,365 and a warrant for the purchase of shares of our common stock equal to 10% of the number of shares into which the 8% senior convertible notes due 2015 convert.

In March 2014, we issued 151,515 shares of our series C-1 preferred stock in exchange for licensed technology. We also issued and sold an aggregate of $1,155,000 of our Convertible Notes due 2015 at 100% of face value. $1,025,000 of these notes were purchased by Dr. Barer, who was Chairman of our board of directors, and Ms. Gregory, who was our Chief Executive Officer, at 100% of face value.

(b)	Stock Option Grants

Since inception, we have issued to certain employees, directors and consultants options to purchase an aggregate of 16,924,698 shares of common stock as of March 31, 2014. As of March 31, 2014, 20,000 options to purchase shares of common stock had been exercised, options to purchase 831,195 shares had been forfeited and options to purchase 16,073,503 shares remained outstanding at a weighted-average exercise price of $0.75 per share. Options exchanged pursuant to the Exchange Offer are excluded from these amounts.

The issuance of stock options and the common stock issuable upon the exercise of such options as described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

(c)	Warrants

Since inception, we have issued warrants to purchase an aggregate of 7,228,398 shares of common stock as of March 31, 2014. As of March 31, 2014, warrants to purchase 2,200,000 shares of common stock had been exercised and warrants to purchase 5,028,398 shares of common stock remained outstanding at a weighted-average exercise price of $0.92 per share.

The warrants issued in connection with the sale of convertible notes are not included as the number of shares of common stock underlying such warrants is not determinable.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits.

The information required by this item is set forth on the exhibit index that follows the signature page of this registration statement.

(b)	Financial Statement Schedules.

All financial statement schedules are omitted because they are inapplicable, not required or the information is indicated elsewhere in the financial statements or the notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide, to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 18, 2014.

CONTRAFECT CORPORATION

By:	/s/ Julia P. Gregory
Julia P. Gregory Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints JULIA P. GREGORY and MICHAEL MESSINGER, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Julia P. Gregory	Chief Executive Officer and Director (Principal Executive Officer) (Principal Financial Officer)	April 18, 2014
Julia P. Gregory

/s/ Michael Messinger	Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)	April 18, 2014
Michael Messinger

/s/ Sol Barer, Ph.D.	Chairman of the Board	April 18, 2014
Sol Barer, Ph.D.

/s/ Isaac Blech	Director	April 18, 2014
Isaac Blech

/s/ David N. Low, Jr.	Director	April 18, 2014
David N. Low, Jr.

/s/ Roger Pomerantz, M.D.	Director	April 18, 2014
Roger Pomerantz, M.D.

/s/ David Scheinberg, M.D., Ph.D.	Director	April 18, 2014
David Scheinberg, M.D., Ph.D.

/s/ Cary Sucoff	Director	April 18, 2014
Cary Sucoff

/s/ Shengda Zan	Director	April 18, 2014
Shengda Zan

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation

3.2	Amended and Restated Bylaws

3.3*	Form of Restated Certificate of Incorporation, to be in effect at the closing of the Registrant’s initial public offering

3.4*	Form of Restated Bylaws, to be in effect at the closing of the Registrant’s initial public offering

4.1*	Form of common stock certificate

4.2*	Form of warrant certificate

4.3*	Form of Underwriter’s Warrant

4.4*	Form of Warrant Agreement between Warrant Agent and the Registrant

5.1*	Opinion of Shearman & Sterling LLP

10.1	License Agreement, between The Rockefeller University and ContraFect Corporation, dated July 12, 2011

10.2	Lease Agreement, between Hudson View Building #3 LLC and ContraFect Corporation, dated December 1, 2010

10.3	Lease Agreement, between Hudson View Building #3 LLC and ContraFect Corporation, dated January 1, 2012

10.4*	Form of Indemnification Agreement

10.5	Employment Agreement by and between ContraFect Corporation and David Huang, M.D. dated June 30, 2011

10.6*	Employment Agreement by and between ContraFect Corporation and Julia P. Gregory

10.7	Employment Agreement by and between ContraFect Corporation and Michael Wittekind, Ph.D. dated March 6, 2012

10.8	Separation Agreement between ContraFect Corporation and Robert Nowinski, M.D. dated December 18, 2013

10.9	ContraFect Corporation Retention Bonus Plan

10.10	ContraFect Corporation Retention Bonus Plan Award Agreement

10.11	ContraFect Corporation Amended and Restated 2008 Equity Incentive Plan

10.12	ContraFect Corporation Form of Stock Option Agreement

10.13	ContraFect Corporation 2008 Equity Incentive Plan

16.1	Letter from EisnerAmper LLP, as to the change in certifying accountant, dated as of April 17, 2014

23.1*	Consent of Shearman & Sterling LLP (included in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.3	Consent of EisnerAmper LLP

24.1	Power of Attorney (on signature page)

*	To be filed by amendment.